UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 3

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

TRIM HOLDING CORPORATION
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

330 Rayford Rd., No. 124
Spring, Texas 77386
(281) 419-9277
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Circletex Corp,
300 Center Avenue, Suite 202
Bay City, MI 48708
(989) 891-0500, Ext. 111
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

3634
(Primary Standard Industrial Classification Code Number)

20-5272496
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Mr. Ronald James Abercrombie, Chairman of the Board/Director
Business Address:
330 Rayford Rd., No. 124,
Spring, TX 77386

Residential Address:
8524 North Hwy. 6, No. 265,
Houston, TX 77095

b. the issuer's officers;

Mr. Ronald James Abercrombie, President and Chief Executive Officer
Business Address:
330 Rayford Rd., No. 124,
Spring, TX 77386

Residential Address:
8524 North Hwy. 6, No. 265,
Houston, TX 77095

Ms. Kara Abercrombie, Secretary, Treasurer and Chief Financial Officer
Business Address:
330 Rayford Rd., No. 124,
Spring, TX 77386

Residential Address:
17417 Red Oak Dr., No. 113,
Houston, TX 77090

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Allkey U.K. LTD, controlled by Mrs. Mariaemma Trivella and Mr. Luciano Marinelli, owns One Hundred Million (100,000,000) shares of common stock of the Company (37.0% of the total issued and outstanding) along with Thirty Million (30,000,000) shares of preferred stock of the Company 11.1% of the total issued and outstanding).

As of this date, Genius Technology U.K. LTD, controlled by Mrs. Mariemma Trivella and Mr. Luciano Marinelli, owns One Hundred Million (100,000,000) shares of common stock of the Company (37.0% of the total issued and outstanding) along with Thirty Million (30,000,000) shares of preferred stock of the Company 11.1% of the total issued and outstanding).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

AllKey U.K. LTD (See Item 1 (d) above).

Genius Technology U.K. LTD (See item 1 (d) above).

f. promoters of the issuer:

Not Applicable

g. affiliates of the issuer:

AllKey U.K. LTD (See Item 1 (d) above).

Genius Technology U.K. LTD (See item 1 (d) above).

h. counsel to the issuer with respect to the proposed offering:

Michael E. Kulwin, 317 South Sixth Street, Second Floor, Las Vegas, Nevada 89101
Attention: Michael E. Kulwin.

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant

to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The Issuer will not use any advertising or written solicitation. The information that the Issuer will provide to Investors will be limited to a copy of this effective registration statement.

The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the issuer will sell securities initially, upon effectiveness of the registration within the State of Texas pursuant to a manual exemption provided under The Texas Securities Act.

ITEM 5. Unregistered Securities Issued or Sold within one year.

Names/Identities of Persons to whom Securities Issued	Title of Security	Amount of Securities Issued	Issue Date
Allkey U.K. LTD	Common	100,000,000	9/18/2006
Circletex Corp	Common	100,000	11/3/2006
Mark Elliott	Common	25,000	9/22/2006
ETG Energy Resources, LLC	Common	100,000	9/21/2006
Genius Technology U.K. LTD	Common	25,000,000	9/18/2006
Genius Technology U.K. LTD	Common	75,000,000	9/19/2006
MATRI Srl.	Common	10,000,000	10/2/2006
Kurt Spenkoch	Common	50,000	9/21/2006
Bret Matthew Schulz, Jr.	Common	100,000	8/10/2007
TOTAL Common shares		**210,375,000**	

Names/Identities of Persons to whom Securities Issued	Title of Security	Amount of Securities Issued	Issue Date
Allkey U.K. LTD	Preferred	7,700,000	9/18/2006
Allkey U.K. LTD	Preferred	22,300,000	9/19/2006
Genius Technology U.K. LTD	Preferred	7,700,000	9/18/2006
Genius Technology U.K. LTD	Preferred	22,300,000	9/19/2006
TOTAL Preferred Shares		**60,000,000**	

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer;

Not Applicable

(2) the title and amount of securities issued;

Not Applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

Not Applicable

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.
Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: Trim Holding Corporation

(b) The Mailing address of the issuer's principal executive office: 330 Rayford Rd., No. 124, Spring, Texas 77386.

(c) Date of Offering Circular: July 25, 2008

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were 210,375,000 (two hundred ten million, three hundred seventy-five thousand) shares of Common Stock outstanding that were held of record. There will be a maximum of 211,085,000 (two hundred eleven million, eighty-five thousand) shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

(f) The Table(s) required by Item 2:

	Price to public	**Underwriting discount and commissions**	**Proceeds to issuer or other person***
Per Unit	$7.00	N/A	$7.00
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	710,000		
Total	**$4,970,000**	**N/A**	**$4,970,000**

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public: August 25, 2008

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 710,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

1. Articles of Incorporation of the Company 2. Amendment to the Articles of Incorporation of the Company 3. Certificate of Designation – Preferred Stock 4. By-Laws of the Company 5. Patent Submittal Example 6. Trademark and Translation 7. Supply Contract between Trim Holding Corporation and Matri S.r.l. 8. Worldwide Licensing Agreement between Trim Holding Corporation and Genius Technology UK Ltd. and Allkey UK Ltd. 9. Fair Value Assessment (Consent of Expert): Matteo Bignotti 10. EC Declaration of Conformity (English version) 11. Subscription Agreement 12. Intek S.p.a. Laboratory Testing Results and Translation (Iflor device), 99-0657 EMC 13. Iflor Magazine/Newspaper Advertisement and Translation	

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 208 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$7.00	N/A	$7.00
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	710,000		
Total	$4,970,000	N/A	$4,970,000

Item 3. Summary of Information Risk Factors and Dilution

Summary

Exact corporate name:	Trim Holding Corporation
State and date of incorporation:	Nevada, July 27, 2006
Street address of principal office:	330 Rayford Rd., No. 124, Spring, Texas 77386
Company Telephone Number:	(281) 419-9277
Fiscal year:	December 31

Person(s) to contact at Company with respect to offering:
Mr. Ronald James (RJ) Abercrombie – President/CEO/Director
Ms. Kara Abercrombie – Secretary/Treasurer/Chief Financial Officer
Telephone Number (if different from above):
Mr. Ronald James (RJ) Abercrombie – (281) 685-9993 (cell)

The main activities of Trim Holding Corporation are based on research and development of its technologies, the production and sale of new products and/or systems for commercial application into the market and user marketplace.

The Company's current products include the following:

IFLOR: Stimulating massage device - www.iflor.com
The Iflor appliance has been designed on the basis of the traditional Chinese medicine that ages ago discovered how the stimulation of precise points of the human body can have benefits against pains and sickness of internal organs.

The following products are in the form of design specifications only and will be produced once the sales generated from the Iflor device are substantial enough to allow for actualization. The size and full capabilities of these products, which work symbiotically, will be determined once a prototype/testing facility can be built. The intended market for their use will primarily be small communities within the United States and abroad. The research and development of the below technologies will be carried out together with the Company and the cooperation of Allkey Ltd., Genius Technology Ltd, and Matri S.r.l.

FAMILY SEPARATOR - www.familyseparator.com
The Family Separator is an ecological domestic appliance, of modest size, reliable, safe, hygienic and easy to install. It sorts, reduces, separates and compacts refuse (with reduction of volumes of 80%), in home and public environments. The upper flat part of Family Separator opens and makes it possible to introduce, in the appropriate cavity, the household waste made up of organic materials, paper, plastic, glass, cloth, metals, etc. After the passage of the refuse from the said cavity to the mechanisms for sorting, reduction and separation, the materials thus reduced and

sub-divided are automatically passed to an appropriate chamber for compacting and then to the compartmentalized recovery bag underneath.

AUTOLOAD SYSTEM - www.autoloadsystem.com
The Autoload System is an automatic system which among other things performs the task of recovering the refuse accumulated in the bags of the Family Separator, and once they have been emptied, automatically proceeds to washing and sterilizing them.

CENTRAL SISTEMI - www.centralsistemi.com
The Central Sistemi is an installation capable of emptying the various materials from the compartments of the Autoload System and, after selection, channels them through appropriate hoppers towards the Master Separator, where they are treated and prepared to be sent to the various primary users and the emptied compartments are washed and sterilized automatically.

MASTER SEPARATOR - www.masterseparator.com
The Master Separator is an installation using a procedure which separates the organic and/or inorganic materials, and represents new technology in the field of the separation of solid, gaseous and liquid micro-particles, and offers the real possibility of respecting, in the case of organic materials, the basic organoleptic properties without damaging the chemical structure of the molecules. Also, it makes it possible to exploit alternative sources of energy, with relation to the principal sectors of the chemical, pharmaceutical, and food (human and animal) industries, through the general transformation of organic and inorganic products through the use of refuse and agro-industrial waste and/or biomass in general.

The Master Separator is a plant/system that should be paired with the Family Separators.

The Master Separator is extremely important not only to process the waste generated by the Family Separators, but also for the main sectors of the chemical, pharmaceutical, food (human and animal) industries, and the conversion of organic and inorganic products through the use of agro-industrial waste and biomasses in general.

Master Separator Technology is also useful for programmed industrial purposes and concerns a complex of diagrammed machines and plant (system and/or systems) to process urban and/or agricultural waste from crops and/or industrial processing, through the molecular separation of biomasses.

The process implemented by the Master Separator Technology can yield a large variety of products from the biomasses.

In particular, molecular separation refers to the waste and/or derivatives from barley, oats, rye, rice, alga lemna, alfalfa and others (bran, residues from cleaning and polishing, husks, chaff, etc.).

Master Separator Technology can also resolve problems caused by the use of organic and inorganic waste in general, through "Personalised Diagramming" which generates new energy resources and extracts (without generating polluting effluent) the fibres and proteins, cellulose and anything else contained in the waste and/or refuse from the catering industry, butcher's trade, etc.

List of some of the products which can be obtained using Master Separator Technology: starch, sugars, plastics, cellulose, paper waste, digestible fibres, green fuels, vegetable proteins, solid and liquid fuels with zero environmental impact.

The products obtained using Master Separator Technology can be used as follows: in the food industry (human and animal), the chemical industry and/or the processing of agro-food products in general.

Detailed information regarding the Company, its products and future strategies/marketing plans can be found within this offering circular in the section titled "Item 6 Business of the Company."

As of November 5, 2006, the Company signed a ten year contract with two United Kingdom firms, Allkey UK Ltd. and Genius Technology UK Ltd. for world exclusive licenses for the following products:

- the Iflor device,
- the Family Separator,
- the Autoload System,
- the Central Sistemi,
- the Master Separator

In exchange for these World Exclusive Licenses listed above, Trim Holding Corporation transferred 260 million of its own shares, of which 200 million shares of common stock with a par value of $7.00were each valued at $1,400,000,000 and 60 million shares of Preferred Stock with a par value of $8.50 were each valued at $510,000,000. As a part of the exchange, Trim Holding Corporation will pay Allkey UK Ltd. and Genius Technology UK Ltd. equal to 5% on the gross annual profits generated from IFLOR and royalty equal to 1.5% on the gross annual profits generated from the Family Separator, the Autoload System, the Central Sistemi and the Master Separator for a period of 10 years (up to December 31, 2016). At the end of the expiration date, December 31, 2016, the contract will be renewed for another ten years, if one party hasn't given a termination notice to the other, within 6 months from the date of expiration.

As of November 10, 2006, the Company signed a five year contract with Matri S.R.L, whereby Matri S.R.L. will supply to Trim Holding Corporation the blue Iflor device on an exclusive basis. Trim Holding Corporation is entitled to sell this product worldwide except in Italy. In exchange for this contract, Trim Holding Corporation issued 10,000,000 common shares with a par value of $7.00 to Matri S.R.L. These shares were valued at $70,000,000. The parties will meet six months prior to the expiration of the contract, August 31, 2012, to discuss the renewal of the contract.

The Company is a Nevada corporation with corporate headquarters at 330 Rayford Rd., No. 124, Spring, Texas 77386.

A maximum of 710,000 common shares are being offered to the public at $7.00 per share. There is no minimum.

A maximum of $4,970,000 USD will be received from the offering. The insiders will hold 210,375,000 common shares and 60,000,000 preferred shares. This means that about 0.30% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $7.00 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

<u>Risk Factors</u>

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which

otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

This Offering is being made on a "best efforts basis," there can be no assurance that any or all of the Shares will be sold. This offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

History of Losses. Uncertainty of Future Operating Results: As shown in the Company's financial statements accompanying its annual report, since its inception on July 1, 2006, the Company has incurred a net loss of $1,982,835,945; $741,788 of this occurred during the most recent quarter ended September 30, 2007. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do: Many of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products and services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

Infringement of Third Party Intellectual Property. The Company may be notified of claims that it has infringed a third party's intellectual property. Even if such claims are not valid, they could subject the Company to significant costs. In addition, it may be necessary in the future to enforce the Company's intellectual property rights to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could force the Company to take actions that could harm its business. These include: (i) ceasing to sell products that contain allegedly infringing property; (ii) obtaining licenses to the relevant intellectual property which the Company may not be able to obtain on terms that are acceptable, or at all; (iii) indemnifying certain customers or strategic partners if it is determined that the Company has

infringed upon or misappropriated another party's intellectual property; and (iv) redesigning products that embody allegedly infringing intellectual property. Any of these results could adversely affect the Company's business, financial condition and results of operations. In addition, the cost of defending or asserting any intellectual property claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant.

Product May Have Defects. Although the Company rigorously tests its products, defects may be discovered in future or existing products. These defects could cause the Company to incur significant warranty, support and repair costs and divert the attention of its research and development personnel. It could also significantly damage the Company's reputation and relationship with its distributors and customers which would adversely affect its business. In addition, such defects could result in personal injury or financial or other damages to customers who may seek damages with respect to such losses. A product liability claim against the Company, even if unsuccessful, would likely be time consuming and costly to defend.

Our Separator System technologies (includes the Family Separator, the AutoLoad System, the Central Sistemi and the Master Separator) are unproven on a large-scale commercial basis and performance could fail to meet projections, which could render our business worthless.
The technologies being pursued by us for waster separation and regeneration have not been demonstrated on a commercial scale and are in the form of design specifications only. Accordingly, we cannot assure you that these technologies will perform successfully on a large-scale commercial basis or at all.

Dependence on Key Personnel. We depend on the continued service of our senior management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could limit our ability to execute our growth strategy resulting in a slower rate of growth.

General Economic and Market Conditions. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

There can be no assurance that all or any of the shares will be purchased which could limit our ability to execute our growth strategy, resulting in a slower rate of growth: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a

much smaller scale and with a lower likelihood of success. The Company's capital requirements have been and will continue to be significant. Management plans to increase the Company's research, development and marketing efforts. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $7.00 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $(0.00010) per share.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 211,085,000 shares of Common Stock to be outstanding following this offering, 210,375,000 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. Mr. Ronald James (RJ) Abercrombie, the President, CEO and Chairman of the Board/Director of the Company, owns 0 shares of common stock of the Company. Mr. Ronald James(RJ) Abercrombie is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Ms. Kara Abercrombie, the Secretary, Treasurer and Chief Financial Officer of the Company, owns 0 shares of common stock of the Company. Ms. Kara Abercrombie is an "affiliate" and is subject to addition sales limitations pursuant to Rule 144. Allkey U.K. LTD owns 100,000,000 (one hundred million) shares, 37.0% of common stock of the Company. Allkey U.K. LTD is an "affiliate" and is subject to additional sales limitations pursuant to rule 144. Genius Technology U.K. LTD owns 100,000,000 (one hundred million) shares, 37.0% of common stock of the Company. Genius Technology U.K. LTD is an "affiliate" and is subject to additional sales limitations pursuant to rule 144.

Underwriters' if they participate in the market could significantly influence the price and liquidity of the common stock: The Company does not at present have an underwriter and no underwriters

have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

We do not anticipate paying any dividends: Dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

The Company's future capital needs are uncertain. The Company may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Dilution

As of March 31, 2008, the Company had a net pro forma net tangible book value of $(20,540) or approximately $(0.00010) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after March 31, 2008, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $7.00 per share and without deducting

discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of March 31, 2008, would have been $ $4,949,460, or $0.02345 per share. This represents an immediate increase in net tangible book value of $ 0.02355 per share to existing stockholders and an immediate dilution in net tangible book value of $ 6.9765 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share	$7.00
Pro forma net tangible book value per share as of September 30, 2007	$(0.00010)
Increase per share attributable to new investors	$0.02355
Dilution per share to new investors	$6.9765

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $7.00 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 710,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds. However, it is important to note that the majority shareholders have offered additional financing in the form of a loan to the Company should the amount raised by this offering be less than sufficient to meet the Company's financial objectives.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $4,970,000 USD, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures.

DESCRIPTION	AMOUNT	PERCENTAGE
Warehouse Acquisition and Lease	130,000	2.6%
Continuing Research and Development	30,000	0.6%
Inventory and Other Product Expenses	3,845,000	77.4%
Marketing/Advertising/Promotion	350,000	7.0%
Product Certification and Patent Filing	30,000	0.6%
Legal/Accounting/Professional Fees	200,000	4.0%
Working Capital	385,000	7.7%
Total Use of Proceeds	**$4,970,000**	**100%**

1. Warehouse Acquisition and Lease. The Company anticipates leasing a warehouse facility within the United States to be used as the principal location of product inventory. The break-down of fees for this may be as follows:
   - Deposit for warehouse facility $ 30,000
   - Annual lease for warehouse facility $ 100,000

2. Continuing Research & Development. The Company anticipates the continuation of product testing to ensure quality control. This product testing and quality control of the Iflor device will consist of market surveys directed towards customers who have purchased the device.

3. Inventory and Other Product Expenses. Using proceeds from the sale of the offering, the Company must purchase an initial quantity of the product from the manufacturer located in Europe, then ship it to the central/principal warehouse in the United States for distribution. A feasible break-down of fees for this transaction may be as follows:

   - Shipping expenses $ 10,000
   - Iflor Supply (Including packaging) $ 1,534,000
   - Iflor Stamps* $ 2,301,000

   *Iflor Stamps are used in the manufacturing of the product

4. Marketing/Advertising/Promotional Costs. The Company anticipates launching a marketing campaign with concentrated efforts towards the markets of the United States. This effort may combine the uses of television, internet and various media sources. For

additional details, please refer to the "Marketing" section of Item 6 of the Offering Circular.

- Television and Internet Advertising/Promotions $ 200,000
- Physical Media Advertising/Promotions $ 150,000

5. Product Certification and Patent Filing. The Company anticipates incurring additional patent filing fees and certification fees as business (and profits) allow the expansion of sales to inside as well as outside of the United States borders.

6. Legal, Accounting and Professional Fees. The Company anticipates incurring legal, accounting and financing fees to complete the Offering. $140,000 of the funds received from this offering have been reserved for expenses related to this offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors; $60,000 of the funds received from this offering have been reserved for these additional operational expenses.

7. Working Capital. The Company anticipates an expansion in staffing to accommodate administration and distribution needs. The breakdown of such an expansion may be as follows:
   - Research & Development Employee $ 100,000
   - Executive Vice President/Marketing Specialist $ 96,000
   - Manager/Supervisor $ 72,000
   - Executive Assistant $ 42,000
   - Misc. Distribution Employees $ 75,000

If the Company fails to receive the maximum amount of funds allowed from the offering, this would substantiate a significant decrease in funds allocated towards Inventory, Marketing and Working Capital. Also, if needed, perhaps a smaller distribution/warehouse facility would be considered. The breakdown of funds will be as follows;

Warehouse Acquisition and Lease		$ 90,000
Deposit	$ 20,000	
Annual Lease	$ 70,000	
Continuing Research and Development		$ 20,000
Inventory and Other Product Expenses		$2,406,000
Shipping	$ 6,000	
IFLOR Supply	$ 900,000	
IFLOR Stamps	$1,500,000	
Marketing/Advertising/Promotion		$ 200,000
Television and Internet	$ 100,000	
Physical Media	$ 100,000	
Product Certification and Patent Filing		$ 20,000
Legal, Accounting and Other Professional Fees		$ 200,000
Working Capital		$ 243,000
VP/Marketing	$ 96,000	
Manager/Supervisor	$ 70,000	
Executive Assistant	$ 42,000	
Distribution Employee	$ 35,000	

Total		**$3,179,000**

If less than $3,179,000 is received from the offering, additional cuts in Inventory, Working Capital and the Warehouse Lease/Acquisition would be required. Also, the funds previously stated for the continuation of Research and Development of the products as well as the staffing (Working Capital) of an Executive Assistant and Distribution Employee(s) would be taken from the profits of the product rather than the proceeds generated from this offering. The proceeds will be broken down as follows:

Warehouse Acquisition and Lease		$ 70,000
Deposit	$ 10,000	
Annual Lease	$ 60,000	
Inventory and Other Product Expenses		$1,406,000
Shipping	$ 6,000	
IFLOR Supply	$ 500,000	
IFLOR Stamps	$ 900,000	
Marketing/Advertising/Promotion		$ 200,000
Television and Internet	$ 100,000	
Physical Media	$ 100,000	
Product Certification and Patent Filing		$ 20,000
Legal, Accounting and Other Professional Fees		$ 200,000
Working Capital		$ 160,000
VP/Marketing	$ 90,000	
Manager/Supervisor	$ 70,000	
Total		**$2,056,000**

If $4,102,000 less than the maximum is received from this offering, the proceeds will be broken down as follows:

Warehouse Acquisition and Lease		$ 45,000
Deposit	$ 5,000	
Annual Lease	$ 40,000	
Inventory and Other Product Expenses		$ 503,000
Shipping	$ 3,000	
IFLOR Supply	$ 150,000	
IFLOR Stamps	$ 350,000	
Marketing/Advertising/Promotion		$ 100,000
Television and Internet	$ 50,000	
Physical Media	$ 50,000	
Product Certification and Patent Filing		$ 10,000
Legal, Accounting and Other Professional Fees		$ 140,000
Working Capital		$ 70,000

Manager/Supervisor	$ 70,000	
Total		**$ 868,000**

If $4,618,000 less than the maximum is received from this offering, the proceeds will then be broken-down as follows:

Warehouse Acquisition and Lease		$ 45,000
Deposit	$ 5,000	
Annual Lease	$ 40,000	
Inventory and Other Product Expenses		$ 202,000
Shipping	$ 2,000	
IFLOR Supply	$ 50,000	
IFLOR Stamps	$ 150,000	
Marketing/Advertising/Promotion		$ 45,000
Television and Internet	$ 30,000	
Physical Media	$ 15,000	
Working Capital		$ 60,000
Manager/Supervisor	$ 60,000	
Total		**$ 352,000**

The foregoing descriptions represent the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures.

Item 6 The Business of the Company

The main activities of Trim Holding Corporation are based on research and development of its innovative technologies, the production and sale of new products and/or systems for commercial application into the market and user marketplace.

Before the Company underwent a name and jurisdiction change to the current on July 27, 2006 (please refer to Conversion documents located in Exhibits section of this offering), it was known as MyPie Communications Corp., incorporated in Canada on January 26, 2005. At that time, the Company had focused on wireless advertising based on mobile messaging technology. After a period of inactivity, the Company's Officers, Roy Choi (President/CEO), Billie Cnudde (Vice President) and Viki Ackland (Secretary) resigned and the current Officer's were appointed (concurrent with name and jurisdiction change). The Canadian company had 30,050,000 shares outstanding at the time of the conversion; all 30,050,000 shares were returned to treasury.

Products:

IFLOR: Stimulating Massage Device - www.iflor.com

The Iflor appliance has been designed on the basis of the traditional Chinese medicine that ages ago discovered how the stimulation of precise points of the human body can have benefits

against pains and sickness of internal organs.

Iflor has a harmonic and calibrated shape. It mixes the action of deep compression with the vibro-stimulating massage of the interested points on the body. It was designed from project specifications based on the following principles:

- Pleasing shape
- Small and light (200 x 70 x 55 mm - 180 gr.), economic, anti-allergenic, simple in its structure and in its functioning, so that it can be managed by anybody, with or without the help of the hands wherever and whenever;
- It generates a benefit that is evident from the beginning of its use, without danger for the user even from human errors.

Iflor has involved several prototypes, and it was first designed only for digit-pressure functions. At the beginning it had no electrical motor: the generator of vibrations has been added in a second phase and at the beginning it was fed by rechargeable batteries with a charge machine that can be used both at home and in the car.

The Iflor device was later equipped with potentiometers with regulating speed, luminous led's for the switch-on, lights for the cromotherapy, "bips" for the sound relevation of the exact points where to apply it, and other electronic devices, like the magnetized ball-heads, the copper rings, etc.

To establish the current shape of Iflor, we prepared different stamp tools and different qualities of materials. The Company deemed it important to:

- Produce it with plastic anti-allergenic material;
- Improve the shape and the pressure of the elastic bracelets and the speed of the motor, that are essential elements for the stimulating calibrated massage;
- Simplify its structure, its functionality and its manageability.

Iflor is built with high quality material and it is composed of:

- A central unit that contains a generator of calibrated vibrations, that can be switched on by moving the small handle of the generator. This generator is fed by two 1.5 volt batteries or by two 1.5 volt rechargeable batteries which can work fully for 10 hours;
- A couple of elastic "arms" on the opposite sides of the central unit with a spherical head at the end of each arm.
- it is produced in five different colours: ruby red, zephyr blue, transparent diamond, pearl white and emerald green.

The vibrations produced in the central unit are transmitted, through the elastic arms, to the terminal active heads. The heads are applied to the points of the body that must be stimulated and they make a vibro-massaging action that is both pleasurable and efficient against the above mentioned aches.

Iflor has an EC Declaration Of Conformity and is classified as a "non invasive device of Class I Directive no. 93/42/CEE dd 14/06/1993 (please refer to the Exhibits section for a translated copy of the Declaration).The testing of the Iflor product was conducted by an independent laboratory who had no prior relationship with the Company, and is located in Italy. Intek S.p.a. (www.intek.it/), deemed the Iflor product "commercially ready for use" under the guidelines directed by The Council of European Communities. A copy of the lab report from Intel S.p.a. as well as a translation has been included in the exhibits section.

The Company does not expect to undergo any governmental regulation of the Iflor product. The US Food and Drug Administration (FDA) considers the Iflor a "Class 1 Physical Medical Device,

890.5660" (Source: http://www.accessdata.fda.gov/scripts/cdrh/cfdocs/cfCFR/CFRSearch.cfm?FR=890.5660) and is exempt from the requirement of FDA clearance and the filing of a pre-market notification due to the device "...present[ing] minimal potential for harm to the user..." (Source: http://www.fda.gov/cdrh/consumer/geninfo.html).

During these years Iflor has already been used by thousands of people and marketed in Italy where the manufacturing and distribution of the device by Matri S.r.l. has allowed for a type of test market environment which the Company believes has generated a preliminary but unofficial market approval and reception. Approximately 20,000 devices were sold by Matri S.r.l. and up to 80,000 were given to the general populace during tradeshows and exhibits. The devices which were sold by Matri were done so at pharmacies in the region and were sold for $72 USD. Matri S.r.l. had also advertised the Iflor in a magazine (please see Exhibits section for advertisement and translation). The Iflor device is currently being sold in Italy by Matri S.r.l. through the device's website (www.iflor.it). Matri S.r.l. plans on selling the device in pharmacies and small stores (in Italy) beginning in October of 2008. As of the date of this offering statement, there have been no complaints or problems against the device.

The following products are in the form of design specifications and will be produced once the sales generated from the Iflor device are substantial enough to allow for actualization. The size and full capabilities of these products, which work symbiotically, will be determined once a prototype/testing facility can be built. The intended market for their use will primarily be small communities within the United States and abroad. The research and development of the below technologies will be carried out together with the Company and the cooperation of Allkey Ltd., Genius Technology Ltd, and Matri S.r.l., the holders of the license agreements with the Company. When enough profits have been generated from the sale of the Iflor device, a staff of engineers, chemists and biochemists will be composed to perform the research and development. The timing of the development of this product toward commercial actualization will be determined by these professionals. The research and development of the below technology is currently in "stand-by mode" until the profits generated from the Iflor device are feasible for this purpose. A more accurate cost of the prototype development will be better determined once the process has been initiated, though the Company provides a loose estimate of needing approximately $5,000,000 USD to begin its development of the below technologies. Again, the profits generated from the Iflor device will be the primary source of funding for this development. The technologies listed below have not yet been patented therefore the Company will not submit the design specifications with this filing in an effort to protect the Company's and it's investors' interest. These products will be patented, beginning in the US, when the research and development team deem the timing appropriate.

FAMILY SEPARATOR - www.familyseparator.com
The Family Separator is an ecological domestic appliance, of modest size, reliable, safe, hygienic and easy to install. It sorts, reduces, separates and compacts refuse (with reduction of volumes of 80%), in home and public environments. The upper flat part of Family Separator opens and makes it possible to introduce, in the appropriate cavity, the household waste made up of organic materials, paper, plastic, glass, cloth, metals, etc. After the passage of the refuse from the said cavity to the mechanisms for sorting, reduction and separation, the materials thus reduced and sub-divided are automatically passed to an appropriate chamber for compacting and then to the compartmentalized recovery bag underneath.

AUTOLOAD SYSTEM - www.autoloadsystem.com
The Autoload System is an automatic system which among other things performs the task of recovering the refuse accumulated in the bags of the Family Separator, and once they have been emptied, automatically proceeds to washing and sterilizing them.

CENTRAL SISTEMI - www.centralsistemi.com
The Central Sistemi is an installation capable of emptying the various materials from the compartments of the Autoload System and, after selection, channels them through appropriate hoppers towards the Master Separator, where they are treated and prepared to be sent to the various primary users and the emptied compartments are washed and sterilized automatically.

MASTER SEPARATOR - www.masterseparator.com
The Master Separator will be an installation using a procedure which separates the organic and/or inorganic materials, and represents new technology in the field of the separation of solid, gaseous and liquid micro-particles, and offers the real possibility of respecting, in the case of organic materials, the basic organoleptic properties without damaging the chemical structure of the molecules. Also, it makes it possible to exploit alternative sources of energy, with relation to the principal sectors of the chemical, pharmaceutical, and food (human and animal) industries, through the general transformation of organic and inorganic products through the use of refuse and agro-industrial waste and/or biomass in general.

The Master Separator is a plant/system that should be paired with the Family Separators.

The Master Separator is extremely important not only for the waste generated by the Family Separators, but also for the main sectors of the chemical, pharmaceutical, food (human and animal) industries, and the conversion of organic and inorganic products through the use of agro-industrial waste and biomasses in general.

Master Separator Technology is also useful for programmed industrial purposes and concerns a complex of diagrammed machines and plant (system and/or systems) to process urban and/or agricultural waste from crops and/or industrial processing, through the molecular separation of biomasses.

The process implemented by the Master Separator Technology can yield a large variety of products from the biomasses.

In particular, molecular separation refers to the waste and/or derivatives from barley, oats, rye, rice, alga lemna, alfalfa and others (bran, residues from cleaning and polishing, husks, chaff, etc.).

Master Separator Technology can also resolve problems caused by the use of organic and inorganic waste in general, through "Personalised Diagramming" which generates new energy resources and extracts (without generating polluting effluent) the fibres and proteins, cellulose and anything else contained in the waste and/or refuse from the catering industry, butcher's trade, etc.

List of some of the products which can be obtained using Master Separator Technology: starch, sugars, plastics, cellulose, paper waste, digestible fibres, green fuels, vegetable proteins, solid and liquid fuels with zero environmental impact.

The products obtained using Master Separator Technology can be used as follows: in the food industry (human and animal), the chemical industry and/or the processing of agro-food products in general.

There are many benefits of Master Separator technology. They include:

- New outlets for surplus farming products.
- Production of biodegradable materials at competitive prices.
- Disposal of agro-industrial residues and enhancement of local resources, with no polluting residues.

As of November 5, 2006, the Company signed a ten year contract with two United Kingdom firms, Allkey UK Ltd. and Genius Technology UK Ltd. for world exclusive licenses for the following products:

- the Iflor device,
- the Family Separator,
- the Autoload System,
- the Central Sistemi,
- the Master Separator

In exchange for these World Exclusive Licenses listed above, Trim Holding Corporation transferred 260 million of its own shares, of which 200 million shares of common stock with a par value of $7.00were each valued at $1,400,000,000 and 60 million shares of Preferred Stock with a par value of $8.50 were each valued at $510,000,000. As a part of the exchange, Trim Holding Corporation will pay Allkey UK Ltd. and Genius Technology UK Ltd. equal to 5% on the gross annual profits generated from IFLOR and royalty equal to 1.5% on the gross annual profits generated from the Family Separator, the Autoload System, the Central Sistemi and the Master Separator for a period of 10 years (up to December 31, 2016). At the end of the expiration date, December 31, 2016, the contract will be renewed for another ten years, if one party hasn't given a termination notice to the other, within 6 months from the date of expiration.

As of November 10, 2006, the Company signed a five year contract with Matri S.R.L, whereby Matri S.R.L. will supply to Trim Holding Corporation the blue Iflor device on an exclusive basis. Trim Holding Corporation is entitled to sell this product worldwide except in Italy. In exchange for this contract, Trim Holding Corporation issued 10,000,000 common shares with a par value of $7.00 to Matri S.R.L. These shares were valued at $70,000,000. The parties will meet six months prior to the expiration of the contract, August 31, 2012, to discuss the renewal of the contract.

As of December 20, 2006, Matteo Bignotti a Chartered Public Accounting and Tax Consultant in Brescia (Italy) was commissioned by Allkey UK Ltd. and Genius Technology UK Ltd. to determine the fair value attributable to the commercial licenses held by the companies on that date. Mr. Bignotti, estimated the fair value of the licenses for patents, know-how and industrial secrets to be $676,000,000, gross of any taxes and any other related expenses. Please refer to the exhibit section for his full consent and valuation.

Product Development

Production Capacity: The projected production capacity of the Iflor device by Matri S.r.l. is approximately 30 thousand pieces per month. Once the device is being marketed by the Company, should the supply demands of the Iflor device approach the maximum supply ability, the profits of the device would be allocated towards opening another manufacturing facility. The productive capacity could then potentially be hundreds of thousands of devices per month.

Iflor is supplied complete of body, plugs and :

A. 2 style alkaline batteries AA power 1.5 Volts each;
B. 1 motoring outline;
C. 1 double contact spring for batteries;
D. 1 deviator;
E. 2 self tapping screws;
F. 1 electronic system included resistance;
G. 1 packing with base and cover made of transparent polystyrene
H. 1 self assembling box made of carton and stamped in 4 colours;
I. 1 Instruction manual for the use stamped in 4 colours;
J. 1 warranty according to the law.

The company, along with its licensing and supply partners, is planning to mass produce and launch the Iflor Stimulating Massage Device in the United States' market in the 4th Quarter of 2008.

Intellectual Property:

Trim Holding Corporation's intellectual property consists of:

- A great deal of technical information regarding the process, operational and application of technologies;
- The result of direct, practical experiences supported by functions and explanations which can be proven and substantiated by drawings, texts, notes and computerized supports;

Patents

The Company has been granted usage of the following patents as per the contracts with Genius Technology UK Ltd., and Allkey UK Ltd. Each of the below listed patents is for the invention of the Iflor product, and have been filed in the respective countries by the patent holders in lieu of future marketing efforts. Each foreign patent submission and subsequent acceptance was a repetition of the patent filed with the United States Patent and Trademark Office (patent number 6,685,660 B1). The US Patent has been included as an exhibit for reference (see Exhibits Section).

Country	*Patent Number*
UNITED STATES OF AMERICA	US 6,685,660 B1
ALBANIA	00940753.7
AUSTRALIA	781667
AUSTRIA	00940753.7
BELGIUM	00940753.7
BRAZIL	PI0006971-0
BULGARIA	63657
CANADA	2,345,653
CINA	ZL008015732
CROATIA	P20010242A
CZECH REPUBLIC	PV2001-1116
DENMARK	00940753.7
FINLAND	00940753.7
FRANCE	00940753.7
GERMANY	00940753.7
GREAT BRITAIN	00940753.7
GREECE	00940753.7
HUNGARY	0103981
INDIA	207367
INDONESIA	WO0108628
IRELAND	00940753.7
ISRAEL	4064-IL
JAPAN	2001-513361
LATVIA	00940753.7
LIECHTENSTEIN	00940753.7
LITHUANIA	00940753.7
LUXEMBOURG	00940753.7
MAROCCO	26058

MEXICO	232187
MONACO	00940753.7
NETHERLANDS	00940753.7
NEW ZELAND	510784
NORWAY	319700
POLAND	194176
PORTUGAL	00940753.7
REPUBLIC OF KOREA	10-0716837
REPUBLIC OF SOUTH AFRICA	2001/2557
ROMANIA	00940753.7
RUSSIA	2246925
SINGAPORE	79867
SLOVAKIA	PV0437-2001S
SLOVENIA	00940753.7
SPAIN	00940753.7
SWEDEN	00940753.7
SWITZERLAND	00940753.7
TURKEY	TR200100914B
UKRAINE	2001-032119
YUGOSLAVIA	235/2001

All the payments to maintain the Patents in force have been paid regularly, and that the rights conceded to Trim are not subject to any constraint for earlier rights of any third party.

Trademarks

The Company is the licensee of the Italian Iflor trademark, BS/99/C/000267. Once the Iflor device has been introduced onto the US market, the Company will apply for additional trademarks, beginning in the United States. Please refer to a copy of the original trademark and its English translation located in the exhibits section of this offering statement.

Research and Development

The Company spent approximately US$0.00 on research and development in the last fiscal year and expects to spend US$750,000 this year allocating some of the proceeds of this offering to this effort though relying mainly on the profits from sales of the Iflor device. These R&D funds, along with a portion of the profits generated from the sale of the Iflor device, will be directed towards developing a prototype facility of the Family Separator, the Autoload System, the Central Sistemi and the Master Separator which are currently in a design phase only.

The Company will work together with Allkey Ltd. and Genius Technology Ltd., - the companies that have designed and granted Trim Holding Corp. a license to the rights of the technologies. The Company will provide the funding for the facility and staffing whereas Allkey Ltd. and Genius Technology Ltd., will provide knowledge of the technology. Once the technology has been developed and is nearly ready for commercial actualization, scientific testing will be conducted by an independent laboratory. A specific laboratory has not yet been determined though will be decided upon once actualization becomes nearer. At this time, the Company will then be able to better determine the nature and extent of the market within the US as well as abroad.

The Company spent approximately 0.0% of its fiscal year 2007 revenues on research and development.

Sales

At this time, the Company is not engaged in the commercial sale of any of its products. Its operations to date have been limited to developing the products, conducting limited product marketing, and testing the technologies for commercial use. The Company has conducted external tests on these units to determine the commercial viability of the underlying technologies. As a result of such testing, the Company believes that the products are commercially ready for use. The Company can not predict whether it will be successful in commercializing its products and services.

Staffing

As of December 31, 2007, the Company had 2 full time employees:

Mr. Ronald James (RJ) Abercrombie - President/CEO/Director
Ms. Kara Abercrombie – President's Assistant/Secretary/Treasurer/Chief Financial Officer

The Company anticipates that in the next 12 months, it will need to increase the number of employees to:

Research & Development	1
Executive Vice-President	1
Manager/Supervisor	1
Executive Assistant	1

There are no collective bargaining agreements between the company and its employees.

The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months.

Principal Location

The Company is a Nevada corporation with corporate headquarters at 330 Rayford Rd., No. 124, Spring, Texas 77386.

Litigation

The Company is not a party to any material legal proceeding.

Business Strategy

The primary business strategy of the Company is to establish a principal distribution center for the Iflor stimulating massage device within the United States as well as to establish a strong sales/profit base.

The distribution must be diversified and must have a strategy that can be repeated in other Countries in cooperation with bigger commercial realities already present on the market with their own range of products. The Products:

- must be trustworthy;
- must be in the most shops for as little time as possible;
- must improve the advertising return of investments.

Iflor can be offered as a gadget, as a gift and as a promotional product. In fact:

- Often a new item is not seen by people as it can be confused with other products. But Iflor can attract the customer, even in association with other items;
- Iflor has the means to promote the sales of other items or it can be given as a gift for the customer;
- The person who buys Iflor is a potential customer for the batteries and for the rechargeable machine for batteries and it will be promoted, as a special marketing, display during the sales of Iflor.

The Iflor device has been offered in Italy by Matri S.r.l., the manufacturer of the device. With the agreement signed between Matri S.r.l. and the Company, as well as a separate agreement signed with Genius UK Ltd., and Allkey UK Ltd., the designer of the device, Trim Holding Corporation holds the license to sell Iflor anywhere in the world excepting Italy. Therefore, after the establishment of a strong product market and profit base within the United States, the Company will then extend its marketing efforts to other areas of the world with the exclusion of Italy. As in the United States, the device will be purchased by the average consumer, initially through small stores, pharmacies and sports organizations.

The Company believes that the market potential of the Iflor device in various countries is as follows:

Country	Distributors	Points of Sale
U.S.A.	**500**	**25,900**
Albania	1	45
Australia	33	1,735
Austria	14	725
Belgium	18	922
Brazil	45	2,347
Bulgaria	2	117
Canada	54	2,084
China	158	8,168
Croatia	1	68
Czech Republic	3	139
Denmark	9	475
Finland	5,267	466
France	100	5,267
Germany	142	7,395
Great Britain	100	5,275
Greece	18	952
Hungary	3	134
India	88	4,539
Indonesia	54	2,820
Ireland	1	50

Israel	10	498
Japan	220	11424
Latvia	1	33
Liechtenstein	1	3
Lithuania	38	49
Luxembourg	1	38
Mexico	25	1314
Monaco	1	3
Morocco	8	411
Netherlands	27	1,409
New Zealand	1	52
Norway	8	397
Poland	10	522
Portugal	19	972
Republic of Korea	12	620
Romania	1,986	306
Russia	38	1,986
Singapore	6	311
Slovakia	1	73
Slovenia	1	27
South Africa	11	585
Spain	71	3,702
Sweden	15	799
Switzerland	13	649
Turkey	17	858
Ukraine	13	684
Yugoslavia	3	144
Total Overall	**9,168**	**97,492**

The "Distributor" column represents the number of third-party distributors available in the country who could potentially market the Iflor device. The Company plans on utilizing these distributors in order to saturate the market in these regions as efficiently as possible.

The "Point of Sale" column represents the number of contacts (stores, etc.) that each Distributor has the potential of marketing the device at.

The Company anticipates selling an average of ten devices per month at each "Point of Sale" for the first fifteen months of "shelf-time." After the first fifteen months, the Company anticipates selling an average of eight devices per month at each "Point of Sale."

The above information is the results of a privately-funded market study conducted by an independent attorney hired by Matri S.r.l. in 2001 for this specific purpose. There was not an official report compiled; simply a listing similar to that above was provided at the close of the study.

Once the Iflor device has generated enough profitability from sales within the United States as well as abroad, the Company has plans to establish a prototype/testing facility for its other products that include the Family Separator, the Autoload System, the Central Sistemi and the Master Separator. Again, the Company would prefer this testing facility to be located within the United States.

With the funds generated from this Offering, the Company plans to undergo the following principal steps and related timing upon receipt of necessary funds:

1. Purchase the stamps/moulds essential in the manufacturing of the Iflor device – immediately upon receipt of funds.
   a. Using proceeds from the sale of this offering, an initial $2,301,000 will be needed for this purchase.
2. Begin manufacturing of the Iflor device; concurrently, establish a warehouse facility within the US – two months.
   a. The funds needed for manufacturing a supply of the Iflor device (including packaging) will be $1,534,000 to be paid to Matri S.r.l. who will also package the device.
   b. Acquire a lease for a warehouse facility in the US, preferably near the principal office location in Spring, Texas. This will use $130,000 of funds generated from this offering.
   c. The shipping of the manufactured and packaged Iflor devices from Italy to the warehouse facility in Texas. $10,000 of funds received from this offering have been reserved for this purpose.
3. Establish product availability with pharmacies, smaller stores and various sport related organizations – five months or less.
   a. Hiring of a Marketing Specialist/Executive Vice President ($96,000 reserved from the proceeds of the offering) to establish supply channels between the Company and various smaller stores, pharmacies and sports organizations located with the US.
4. Marketing/promoting of the Iflor device – five months.
   a. $200,000 of funds generated from this offering have been reserved for television and internet advertising of the Iflor device once establishment in smaller businesses have been secured. $150,000 of offering proceeds will be allocated towards physical media advertising and promotions (such as journals, magazines, newspapers).
5. Expand availability of the product within the US ("Super" department stores) and internationally – nine to twelve months.
   a. Using funds generated from the sales of the Iflor device, expand availability of the device to larger, national chain department stores.
   b. Again, using the profits of the Iflor device, begin establishing a market presence and availability in Europe and Asia via smaller local stores, pharmacies and sports organizations.
6. Begin construction of a prototype facility for Research and Development of the Company's other technologies; the Family Separator, the Autoload System, the Central Sistemi and the Master Separator – twelve to twenty-four months.
   a. Using proceeds generated from US and international sales of the Iflor device, the Company will build a small, prototype facility (preferably near the principal office location in Spring, Texas) to test and develop this technology which is currently only in design form only. The Company anticipates needing $5,000,0000 USD to initiate the development of this technology.

The Company believes that the proceeds received from this Offering will satisfy the Company's cash requirements through the next twelve months.

Industry Overview

Most products similar to the Iflor stimulating massage device do not reach one year of presence on the market without being damaged. Each product on the market similar to the Iflor means great investments of time, money and human resources for their respective companies.

The lack of success is caused by the low quality of the product and the lack of a customer-based, harmonic market study.

The Company believes that the principal rules that must be followed when a new product is presented on the market are the following:

- The promise made to the final user must be true and must attract the buyer, so that he is persuaded to buy the product;
- The distribution must permit the buyer to find the product without difficulties;
- The communication, such as marketing, name, packing, advertising, etc., must interest the buyer and must permit the sale even without the help of the distributor(s);
- The promise made to the final user must start from a true product, as the disappointed buyer is a negative advertiser. So the quality of the products becomes the real communication to the final user.

Competition

Trim Holding Corporation does not have distinct global competitors for any of its products. As stated, the products and systems the Company plans to market are unique, and are or will be protected by worldwide patents.

The Company can fulfil the promises made to the consumer (utility, quality, exclusivity, right price, marketing, name, packaging, advertising, etc.) and will create a product which the consumer will be able to find and purchase without difficulties.

Pricing

The primary product which will begin to be marketed within the US following the offering is the Iflor device. The company has approximated the following manufacture-to-retail prices for the US marketplace:

- Trim Holding Corp. purchases completed device from Matri S.r.l. (manufacturer) for approximate price of $8.00 USD per piece.
- Trim Holding Corporation then sells the Iflor device to various distributors at the approximate price of $18.00 USD per piece.
- The distributors can then sell the device to various retailers for the approximate price of $40.00 USD per piece.
- The retailers can then sell Iflor to consumers for the approximate price of $60.00 USD per piece.

Marketing

The Company is active on the international market, particularly in the sectors of personal care and environmental quality. It has no competitors in this particular production industry segment.

Trim Holding Corporation markets and offers guarantees for its machinery and systems, in a

context based on quality service and a fair, honest profit.

With the funds generated from this offering, the Company plans to aggressively and extensively market the Iflor device using various techniques such as television promotion, internet, and various physical media options such as newspapers, magazines and in-store displays.

Among other things, careful and detailed analysis of the selling techniques applied to the product in Italy by Matri S.r.l. have been performed both through a newspaper and a magazine There have been surveys, "door to door" sales drives, exhibits at stores/supermarkets and sales through the associations such as non profit organizations, shopping centers, chemist's shops, herbalist's shops, medical product's shops, orthopaedics, hairdresser's shops, optical shops, sportswear shops, footwear shops, household objects shops, hospitals, rest homes and nursing homes, welfare centers for disabled people, fairs, gyms, health centers and various other locations.

Iflor has been extensively marketed in Italy over the last few years and has already been used by thousands of people. whereby the manufacturing and distribution of the device by Matri S.r.l. has allowed for a type of test market environment which the Company believes has generated a preliminary but unofficial market approval and reception.

Iflor has been displayed at a number of national and international events, at universities, the Gran Design Show in Milan by the company BAYER (and other BAYER's Shows), the 14th edition of Exposanità in Bologna, and has won a gold medal at the 32nd International Show for the Invention in Geneva.

Future Points of sale for IFLOR:

- Web Sale, Shopping centers, chemist's shops, herbalist's shops, medical product's shops, orthopaedics, sportswear shops, hospitals, rest homes and nursing homes, welfare centers for disabled people, gyms, health centers and Gadget for Companies.

- World Traditional Fudokan Shotokan Karate Do Federation (WTFSKDF). WTFSKD contains 2,457,000 athletes worldwide, 100,000 within the United States and Canada alone, and with 5,000,000 supporters.

Item 7 Description of Property

The Company does not own any real estate.

The Company leases its principal office at 330 Rayford Road, Suite 124, Spring, TX 77386 at no cost to date. The term of the lease is 1 year (from March 1, 2007 to March 1, 2008). The lease contains renewal options.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 210,375,000, (two hundred ten million, three hundred seventy-five thousand) shares of common stock outstanding and 60,000,000 (sixty million) shares of preferred

stock outstanding, implying a pre-offering enterprise valuation for the Company of $1,952,625,000. (210,375,000 x $7.00 common and 60,000,000 x $8.50 preferred). The management believes that this is an appropriate price for the Offering.

Salaries of Officers: The Company's officers, will receive the following annual salaries: Ronald James Abercrombie, the Chief Executive Officer, President and Chairman of the Board/Director: $120,000; and Kara Abercrombie, Secretary, Treasurer and Chief Financial Officer of the Company: $36,000.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of the date of this offering:

Name	Positions with the Company	Age	Position Held Since
Ronald James Abercrombie	President, Chief Executive Officer, Chairman of the Board/Director	58	2006
Kara Abercrombie	Secretary, Treasurer and Chief Financial Officer	27	2006

Ronald James Abercrombie, President, Chief Executive Officer, Chairman of the Board/Director
8524 North Highway 6, No. 265, Houston, TX 77095
281-685-9993

Mr. Abercrombie has been involved in several start-up companies and has been directly involved in the development stages of these companies: Double A Drilling (1979), IDK Drilling & Well Services (1982), APEX Minerals (1982), Rockwell Energy (1983), North American Minerals (1989), ATI Turbine Engine Sales & Service (1994), AeroLink Airport Services (1995), Access Holdings (1996), Avfuels (1997), Global Link Technologies, Omni Roof Tile Manufacturing (2002), Oasis Trading Group (2004) and PROEX Energy Management (2006). Mr. Abercrombie's job responsibilities at Trim Holding Corporation are to preside over the Board of Directors meetings as Chairman, act as a Director of the Company, manage the day to day operations of the Company, direct, manage, oversee and implement the filings for application to the relevant Regulating Bodies to get TRIM Holding Corporation approved for public trading on the Pink Sheet, and integrate all business activities and communications between the USA office and the Italian affiliated entities. Mr. Abercrombie has a B.S. degree in Business Management, Oklahoma University-1972.

Kara Abercrombie, Secretary, Treasurer and Chief Financial Officer
17417 Red Oak Dr., No 113, Houston, TX 77090
281-685-8132

Ms. Abercrombie's job responsibilities are to act as Secretary and Treasurer of the Company, act as a Director of the Company and assist the President in all activities that he has in association with Company business. Ms. Abercrombie graduated from North Houston High School in 1997.

Board Composition: The Board of Directors is currently comprised of one director. The director is Ronald James Abercrombie. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. Ronald James Abercrombie (President, CEO, Chairman of the Board/Director) is the father of Kara Abercrombie (Secretary, Treasurer and Chief Financial Officer).

No other shareholders of the Company are related by blood or marriage.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
Ronald James Abercrombie	President, Chief Executive Officer and Chairman of the Board/Director	$120,000
Kara Abercrombie	Secretary, Treasurer and Chief Financial Officer	$36,000

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common Stock	Allkey U.K. LTD (Mrs. Mariaemma Trivella) (Mr. Luciano Marinelli) 57-61 Market Place, Cannock Staffordshire,England WS11 1BP	Shareholder	100,000,000	47.53%
Common Stock	Genius Technology U.K. LTD (Mrs. Mariaemma Trivella) (Mr. Luciano Marinelli) 57-61 Market Place, Cannock Staffordshire, England WS11 1BP	Shareholder	100,000,000	47.53%

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Preferred Stock
Preferred Stock	Allkey U.K. LTD (Mrs. Mariaemma Trivella) (Mr. Luciano Marinelli) 57-61 Market Place, Cannock Staffordshire,England WS11 1BP	Shareholder	30,000,000	50.0%
Preferred Stock	Genius Technology U.K. LTD (Mrs. Mariaemma Trivella) (Mr. Luciano Marinelli) 57-61 Market Place, Cannock Staffordshire, England WS11 1BP	Shareholder	30,000,000	50.0%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of August 29, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are

not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 210,375,000 (two hundred ten million, three hundred seventy-five thousand) shares of Common Stock outstanding that were held of record. There will be a maximum of 211,085,000 million shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

Preferred Stock: As of the date of this registration statement, there were 60,000,000 (sixty million) shares of Preferred Stock outstanding that were held of record. There will be no change in outstanding stock following the sale of shares to the public via this offering. Each share of Preferred Stock has a par value of $8.50 and is designated as having 100 votes. Preferred Stock is convertible to common after one year with an exchange rate of 1:1.25.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Item 11. Interest of Management and Others In Certain Transactions

Ronald J. Abercrombie, President, CEO and Director, is the father of Kara Abercrombie, CFO, Secretary and Treasurer of the Company.

As of November 5, 2006, the Company signed a ten year contract with two United Kingdom firms, Allkey UK Ltd. and Genius Technology UK Ltd. for world exclusive licenses for the following products:

- the Iflor device,
- the Family Separator,
- the Autoload System,
- the Central Sistemi,
- the Master Separator

In exchange for these World Exclusive Licenses listed above, Trim Holding Corporation transferred 260 million of its own shares, of which 200 million shares of common stock with a par value of $7.00were each valued at $1,400,000,000 and 60 million shares of Preferred Stock with a par value of $8.50 were each valued at $510,000,000. As a part of the exchange, Trim Holding Corporation will pay Allkey UK Ltd. and Genius Technology UK Ltd. equal to 5% on the gross annual profits generated from IFLOR and royalty equal to 1.5% on the gross annual profits generated from the Family Separator, the Autoload System, the Central Sistemi and the Master Separator for a period of 10 years (up to December 31, 2016). At the end of the expiration date, December 31, 2016, the contract will be renewed for another ten years, if one party hasn't given a termination notice to the other, within 6 months from the date of expiration.

As of November 10, 2006, the Company signed a five year contract with Matri S.R.L, whereby Matri S.R.L. will supply to Trim Holding Corporation the blue Iflor device on an exclusive basis.

Trim Holding Corporation is entitled to sell this product worldwide except in Italy. In exchange for this contract, Trim Holding Corporation issued 10,000,000 common shares with a par value of $7.00 to Matri S.R.L. These shares were valued at $70,000,000. The parties will meet six months prior to the expiration of the contract, August 31, 2012, to discuss the renewal of the contract.

Item 12. Securities Being Offered

A maximum of 710,000 common shares are being offered to the public at $7.00 per share. There is no minimum.

A maximum of $4,970,000 USD will be received from the offering. The insiders will hold 210, 375,000 shares of common stock and 60,000,000 shares of preferred stock. This means that about 0.30% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $ 7.00 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Bay City Transfer Agency and Registrar, Inc., located at 300 Center Ave., Suite 202B, Bay City, MI 48708, (989) 891-9720.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 211,085,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 210,375,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 2,110,850 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future

performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

The main activities of Trim Holding Corporation are based on research and development of its technologies, the production and sale of new products and/or systems for commercial application into the market and user marketplace.

Trim Holding Corporation is active in various industries and has acquired exclusive worldwide licenses for patents and know-how from Genius Technology UK Ltd., and Allkey UK Ltd. for the production and exclusive international distribution of certain machinery, systems and products specifically named Iflor, Family Separator, Autoload System, Central Sistemi, and Master Separator.

Overview/Operational Summary

Net Loss. For the three-months ended March 31, 2008, we incurred a net loss of $(19,925), and a net loss of $(855,697) for the year-ending December 31, 2007. This loss was due to incurring expenses without gaining additional revenues.

The Company expects there to be a rising curve of sales once the Iflor product has been introduced on the market. The Company does not anticipate any fluctuating trends to have significant impact upon revenues within any twelve-month period.

Selected Financial Data

For the three months ended March 31, 2008

RESULTS OF OPERATIONS:	March 31, 2008
Total revenues	$ 0
Net loss	$ (19,925)
Net loss attributable to common stockholders	$ (19,925)
Loss per average weighted share outstanding Basic and Diluted	$ (0.0001)
Weighted average shares outstanding	
Basic and Diluted	210,375,000

SUBSEQUENT EVENTS

N/A

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on this 25 day of July, 2008.

TRIM HOLDING CORPORATION

By Ronald J. Abercrombie

Ronald J. Abercrombie, President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ronald J. Abercrombie, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Ronald J. Abercrombie

Ronald J. Abercrombie, President, Chief Executive Officer, and Director

7/25, 2008

Kara Abercrombie

Kara Abercrombie, Secretary, Treasurer and Chief Financial Officer

7/25, 2008

Trim Holding Corporation
(A Development Stage Company)

FINANCIAL STATEMENTS

UNAUDITED

MARCH 31, 2008

Trim Holding Corporation
(A Development Stage Company)

FINANCIAL STATEMENTS

(Unaudited)

TABLE OF CONTENTS

Trim Holding Corporation
(A Development Stage Company)
BALANCE SHEETS

ASSETS

	March 31, 2008	December 31, 2007
Current Assets:		
Cash	$ 10,832	$ 16,089
Total Current Assets	10,832	16,089
TOTAL ASSETS	$ 10,832	$ 16,089

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

	March 31, 2008	December 31, 2007
Current Liabilities:		
Accounts payable	$ 21,163	$ 25,444
Accrued expense payable	10,210	16,230
Total Current Liabilities	31,372	41,674
Commitments and Contingencies		
Stockholders' Equity/(Deficit):		
Preferred Stock par value $ 8.50; 100,000,000 shares authorized; 60,000,000 shares issued and outstanding on March 31, 2008 and December 31, 2007	510,000,000	510,000,000
Common Stock par value $ 7.00; 400,000,000 shares authorized; 210,375,000 shares issued and outstanding on March 31, 2008 and December 31, 2007	1,472,625,000	1,472,625,000
Additional paid in capital	250,228	225,258
Accumulated deficit	(1,982,895,769)	(1,982,875,844)
Total Stockholders' Equity/(Deficit)	(20,541)	(25,586)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 10,832	$ 16,089

The accompanying notes are an integral part of these financial statements.

Trim Holding Corporation
(A Development Stage Company)
STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	July 1, 2006 (Inception) to March 31, 2008
Operating Expenses:			
Administrative expenses	$ 10,925	$ 6,394	$ 2,696,553
Professional fees	9,000	48,750	199,216
Total Operating Expenses	19,925	55,144	2,895,769
Operating Loss	(19,925)	(55,144)	(2,895,769)
Other Income (Expense):			
Write off pre-paid licenses	-	-	(1,980,000,000)
Total Other Income (Expense)	-	-	(1,980,000,000)
Net Loss	$ (19,925)	$ (55,144)	$ (1,982,895,769)
Basic and diluted loss per common share	$ (0.0001)	$ (0.0003)	$ (9.91)
Weighted average common shares outstanding	210,375,000	210,275,000	200,025,396

The accompanying notes are an integral part of these financial statements.

TRIM HOLDING CORPORATION
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD JULY 1, 2006 (INCEPTION) TO MARCH 31, 2008

	Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total
	Shares	Value	Shares	Value			
Shares Issued for Licenses	60,000,000	$ 510,000,000	-	$ -	$	$ -	$ 510,000,000
Shares Issued for Licenses	-	-	210,000,000	1,470,000,000	-	-	1,470,000,000
Shares Issued for Services	-	-	275,000	1,925,000	-	-	1,925,000
Cash Received from Stockholders	-	-	-	-	95,325	-	95,325
Net Loss	-	-	-	-	-	(1,982,020,147)	(1,982,020,147)
Balance as of December 31, 2006	60,000,000	$ 510,000,000	210,275,000	$ 1,471,925,000	$ 95,325	$ (1,982,020,147)	$ 178
Shares Issued for Services	-	-	100,000	700,000	-	-	700,000
Cash Received from Stockholders	-	-	-	-	129,933	-	129,933
Net Loss	-	-	-	-	-	(855,697)	(855,697)
Balance as of December 31, 2007	60,000,000	$ 510,000,000	210,375,000	$ 1,472,625,000	$ 225,258	$ (1,982,875,844)	$ (25,586)
Cash Received from Stockholders	-	-	-	-	24,970	-	24,970
Net Loss	-	-	-	-	-	(19,925)	(19,925)
Balance as of March 31, 2008	60,000,000	$ 510,000,000	210,375,000	$ 1,472,625,000	$ 250,228	$ (1,982,895,769)	$ (20,541)

The accompanying notes are an integral part of these financial statements.

TRIM HOLDING CORPORATION
(A Development Stage Company)
STATEMENT OF CASH FLOWS

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	July 1,2006 (Inception) to March 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Loss	$ (19,925)	$ (55,144)	$ (1,982,895,769)
Adjustments to reconcile net loss to net cash used in operating activities:			
Preferred shares issued for prepaid licenses	-	-	510,000,000
Common shares issued for prepaid licenses	-	-	1,470,000,000
Increase in shares issued for services	-	-	2,625,000
Changes in assets and liabilities:			
Accounts payable	(4,282)	18,371	21,162
Accrued expenses payable	(6,020)	-	10,210
Net Cash Provided by Operating Activities	(30,227)	(36,773)	(239,397)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Additional paid in capital	24,970	79,930	250,228
Net Cash Used in Financing Activities	24,970	79,930	250,228
CASH AND CASH EQUIVALENTS:			
Beginning of the Period	16,089	178	-
End of the Period	$ 10,832	$ 43,335	$ 10,832

The accompanying notes are an integral part of these financial statements.

Trim Holding Corporation
(A Development Stage Company)

Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business - MyPie Communications Inc., was incorporated in Canada on January 26, 2005 under the Canada Business Corporations Act.

As of July 27, 2006, MyPie Communications Inc. effected a change in its jurisdiction of incorporation to the State of Nevada, USA and concurrent with this change the Company changed its name to Trim Holding Corporation.

Trim Holding Corporation appointed Ronald J. Abercrombie as Director, President & CEO and Kara Abercrombie as Director, Secretary & Treasurer.

The Company filed a Certificate of Designation with the Secretary of State-Nevada on March 13, 2008 to define the rights of the preferred shareholders. The Board approved this filing on March 1, 2007.

The Company's corporate location is in Spring, Texas, U.S.A.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, it has sustained continued operating losses and lacks sources of revenue, which creates uncertainty about the Company's ability to continue operations as a going concern. The Company's ability to continue operations as a going concern, and to realize its assets and discharge its liabilities is dependent upon obtaining financing sufficient for continued operations as well as the achievement and maintenance of level profitable operations. It expects to raise capital in order for it to continue operations. Management believes that the current business plan, if successfully implemented, may provide the opportunity for the Company to continue as a going concern.

The Company has prepared the unaudited balance sheet as of March 31, 2008, the unaudited statement of operations and statements of cash flows for the three months ended March 31, 2008 and March 31, 2007 and from July 1, 2006 (Inception) to March 31, 2008. The balance sheet as of December 31, 2007 is derived from the Company's audited financial statements. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows of the Company, as of March 31, 2008 and for all periods presented, have been made.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – Cash and cash equivalents include cash on hand, cash on deposits and all short-term highly liquid investments purchased with remaining maturities of three months or less.

Unit of Measurement - United States of America currency is being used as the unit of measurement in these financial statements.

Loss per Share – Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the period.

Notes to Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - The Company provides for income taxes in accordance with SFAS 109, Accounting for Income Taxes. SFAS 109 prescribes the use of the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted statutory tax rates in effect at the balance sheet date. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realize-ability exists. There have been no material income tax transactions during the development stage of the business.

Off-Balance-Sheet Risk and Concentration of Credit Risk – Financial instruments that potentially expose concentrations of credit risk primarily consist of cash and cash equivalents, investments and accounts receivable. Management believes there are no significant off-balance-sheet risks such as those associated with foreign exchange contracts, option contracts or other foreign exchange hedging arrangements. With respect to concentration of credit risk, the Company has cash investment policies which, among other things, limit investments to investment-grade securities. Ongoing credit evaluations are not maintained because there are no customers at this time.

Foreign Currency – The functional currencies of the company are U.S. dollars, Euros and the British pound; and its reporting currency is the U.S. dollar.

Transaction gains and losses that arise from exchange rate fluctuations, from transaction denominated in a currency other than the functional currency, will be included in the statement of operations as incurred.

New Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Management accepted the recommendation of and is in accordance with SFAS 142 for goodwill. (See Note 3)

In December 2004, FASB issued SFAS No. 123R, Share-Based payment. This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first quarter of the first annual reporting period that begins after June 15, 2005. The Company has adopted SFAS No. 123R on January 1, 2006 using the modified-prospective method.

On November 29, 2004, FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during years beginning after June 15, 2005. Management does not believe adoption of SFAS No. 151 will have a material effect on the financial position, results of operations or cash flows.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

in Interim Financial Statements. SFAS No. 154 requires companies to apply a retrospective application for reporting a change in accounting principle and differentiates a retrospective application from a restatement. This Statement also carries forward the guidance from APB Opinion No. 20 regarding the correction of an error and changes in accounting estimates. Management does not anticipate any impact on the financial statements from the adoption of this Statement.

In December 2007, FASB issued SFAS No.160, "Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the non-controlling owners of a subsidiary. The statement also requires consolidated net income to be reported and disclosed on the face of the consolidated statement of income at amounts that include the amounts attributable to both the parent and the non-controlling interest. This Statement establishes decreases in a parent's ownership interest in a subsidiary could be accounted for only equity transactions. The provision of SFAS No.160 is effective beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited.

In December 2007, FASB issued SFAS No.141, "Business Combinations". The statement established the accounting for goodwill and assets and liabilities arising from contingency. It defines a bargain purchase as a business combination. It required the "negative goodwill" amount to be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to particular assets acquired. Also, the provision required to recognize assets or liabilities arising from all other contingencies as of the acquisition date, measured at their acquisition-date fair values, only if it is more likely than not that they meet the definition of an asset or a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. This Statement applies prospectively to business combinations for which the acquisition date is on, or after, the beginning of the first annual reporting period beginning on, or after, December 15, 2008.

In February 2007, FASB issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No.159). SFAS No.159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No.159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted.

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The transition adjustment, which is measured as the difference between the carrying amount and the fair value of those financial instruments at the date this statement is initially applied, should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year in which this statement is initially applied. The provisions of SFAS No.157 are effective for us beginning January 1, 2008.

The management is currently evaluating the impact that the above statements will have on its consolidated financial statements.

NOTE 3 – INVESTMENTS

The main activities of Trim Holding Corporation are based on research and development of its innovative technologies, the production and sale of new products and/or systems for commercial application into the market and user marketplace.

As of November 5, 2006, the Company signed ten year contracts with two United Kingdom firms, Allkey UK Ltd. and Genius Technology UK Ltd. for world exclusive licenses for the following products:

(1) IFLOR - **www.iflor.com**. A massaging appliance, without counter-indications, which may be used with or without the help of the hands in any circumstances of time or place.

(2) FAMILY SEPARATOR - **www.familyseparator.com**. An ecological domestic appliance, of modest size, reliable, safe, hygienic and easy to install, which sorts, reduces, separates and compacts refuse (with reduction of volumes of 80%), in home and public environments. The upper flat part of Family Separator opens and makes it possible to introduce, in the appropriate cavity, the household waste made up of organic materials, paper, plastic, glass, cloth, metals, etc. After the passage of the refuse from the said cavity to the mechanisms for sorting, reduction and separation, the materials thus reduced and sub-divided are automatically passed to an appropriate chamber for compacting and then to the compartmentalized recovery bag underneath.

(3) AUTOLOAD SYSTEM - **www.autoloadsystem.com**. An automatic system which among other things performs the task of recovering the refuse accumulated in the bags of the Family Separator, and once they have been emptied, automatically proceeds to washing and sterilizing them.

(4) CENTRAL SISTEMI - **www.centralsistemi.com**. Installation capable of emptying the various materials from the compartments of the Autoload System which after selection, channels them through appropriate hoppers towards the master Separator, where they are treated and prepared to be sent to the various users. In addition, the emptied compartments are washed and sterilized automatically.

(5) MASTER SEPARATOR - **www.masterseparator.com**. Installation using a revolutionary procedure which separates the organic and/or inorganic materials, and represents one of the major novelties in the field of the separation of solid, gaseous and liquid micro-particles, and offers the real possibility of respecting, in the case of organic materials, the basic organoleptic properties without damaging the chemical structure of the molecules. Also, it makes it possible to exploit alternative sources of energy, with relation to the principal sectors of the chemical, pharmaceutical, and food (human and animal) industries, through the general transformation of organic and inorganic products through the use of refuse and agro – industrial waste and/or biomass in general.

In exchange for these World Exclusive Licenses listed above, Trim Holding Corporation transferred 260 million of its own shares, of which 200 million shares of common stock with a par value of $7.00 were each valued at $1,400,000,000 and 60 million shares of Preferred Stock with a par value of $8.50 were each valued at $510,000,000. (See Note 6)

As a part of the exchange, Trim Holding Corporation will pay Allkey UK Ltd. and Genius Technology UK Ltd. equal to 5% on the gross annual profits generated from IFLOR and royalty equal to 1.5% on the gross annual profits generated from KNOW HOW – SEPARATOR SYSTEM for a period of 10 years (up to December 31, 2016). This was stated as per the agreement signed between Allkey UK Ltd., Genius Technology UK Ltd. and Trim Holding Corporation as of November 5, 2006. (See Note 6)

Notes to Financial Statements

NOTE 3 – INVESTMENTS (continued)

As of November 10, 2006, the Company signed a five year contract with Matri S.R.L, whereby Matri S.R.L. will supply to Trim Holding Corporation the product Blue IFLOR on an exclusive basis. Trim Holding Corporation is entitled to sell this product worldwide except in Italy. In exchange for this contract, Trim Holding Corporation issued 10,000,000 common shares with a par value of $7.00 to Matri S.R.L. These shares were valued at $70,000,000. (See Note 6)

As of December 1, 2006, Matteo Bignotti a Chartered Public Accounting and Tax Consulting firm of Brescia (Italy) was commissioned by Allkey UK Ltd. and Genius Technology UK Ltd. to determine the fair value, attributable to the commercial licenses held by the companies on that date.

As of December 20, 2006, Matteo Bignotti, C.P.A. estimated the fair value of the licenses for patents, know-how and industrial secrets to be $676,000,000, gross of any taxes and any other related expenses.

As of December 31, 2006, the value of prepaid licenses was $1,980,000,000. However, on December 31, 2006, management wrote off this asset as management was unable to determine (1) a fair market value as there were no comparable businesses to support such valuations and (2) their estimated useful lives.

NOTE 4 – LOSS PER SHARE

As of March 31, 2008, the basic loss per share is ($0.0001) based on a weighted average of 210,375,000 shares outstanding.

NOTE 5 – ACCRUED EXPENSES PAYABLE

Accrued expenses payable as of March 31, 2008 is for expenses incurred in 2007 and not yet paid in 2008.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Allkey UK Ltd. and Genius Technology UK Ltd. – On November 5, 2006, the Company signed ten year contracts, expiring December 31, 2016, with Allkey UK Ltd. and Genius Technology UK Ltd., two British firms, for world exclusive licenses for the products IFLOR, FAMILY SEPARATOR, AUTOLOAD SYSTEM, CENTRAL SISTEMI and MASTER SEPARATOR. (See Note 3)

The terms of these world exclusive agreements stipulate: (a) a transfer of 200 million of the Company's common shares, with a par value of $7.00, valued at $1,400,000,000 USD and 60 million of the Company's preferred shares, with a par value of $8.50, valued at $510,000,000 USD; (b) a payment equal to 5% of the annual profits generated from IFLOR and (c) a royalty equal to 1.5% on the gross annual profits generated from the "know how" of the SEPARATOR SYSTEMS.

At the end of the expiration date, December 31, 2016, the contract will be renewed for another ten years, if one party hasn't given a termination notice to the other, within 6 months from the date of expiration.

Matri, S.R.L. – On November 10, 2006, the company signed a five year contract for the supply and sale of 30,000,000 units of IFLOR, valued at $310,000,000 USD, on an exclusive basis except in Italy. (See Note 3)

The terms of this contract stipulate: (a) a transfer of the Company's 10,000,000 common shares, with a par value of $7.00, valued at $70,000,000 USD; (b) the balance of $240,000,000 USD to be paid in

NOTE 6 – COMMITMENTS AND CONTINGENCIES (continued)

60 installments of $4,000,000 USD and (c) the delivery of 500,000 units monthly, or 6,000,000 units yearly and a total of 30,000,000 units at the end of the five year agreement.

The parties will meet six months prior to the expiration date, August 31, 2012, to discuss the renewal of the contract.

NOTE 7 – STOCKHOLDERS' DEFICIT

The Company is authorized to issue a maximum of 500,000,000 shares, 400,000,000 of which are common shares with a par value of $7.00. The voting rights are one vote per share. 100,000,000 shares are designated as being preferred with a par value of $8.50 per share. Preferred stock can be converted after a 10 month period at an exchange rate of 1:1.25. The voting rights for the preferred shares are 100 votes per share.

Between July 31 and September 30, 2006, the Company received $95,325 in cash to pay for legal fees and to open two bank accounts. This is classified on the Balance Sheet as Additional Paid in Capital. On December 31, 2006, there were 60,000,000 preferred shares issued for pre-paid licensing agreements and were valued at $510,000,000.

On December 31, 2006, there were 210,275,000 common shares issued of which 210,000,000 were for pre-paid licensing and 275,000 shares were for administrative services. These shares were valued at $1,471,925,000. The accounting entry for the 275,000 shares was a debit to consulting fees for $1,925,000, and a credit to common shares.

In March 2007, the Company received $79,930 in cash to pay for some administrative expenses. The remainder of the balance was left in the bank account to cover other expenses as needed. This is classified on the Balance Sheet as Additional Paid in Capital.

On April 2, 2007, the Company received $100 in cash to open another bank account. This is also classified on the Balance Sheet as Additional Paid in Capital.

In July and September, 2007, the Company received $24,938 to pay for accounting, administrative and legal fees. This is classified on the Balance Sheet as Additional Paid in Capital.

On August 10, 2007; 100,000 common shares were issued for administrative services. These shares were valued at $700,000, and were recorded as a debit to administrative expenses, and a credit to common shares.

On March 6, 2008, the Company received $24,970 to pay for some administrative and professional fees. The remainder of the balance was left in the bank account to cover other expenses as needed. This is classified on the Balance Sheet as Additional Paid in Capital.

On March 31, 2008, there were 210,375,000 common shares, issued and outstanding, valued at $1,472,625,000 and 60,000,000 preferred shares issued and outstanding valued at $510,000,000.

The accumulated deficit as of March 31, 2008 was ($1,982,895,769).

Trim Holding Corporation
(A Development Stage Company)

FINANCIAL STATEMENTS

AUDITED

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Trim Holding Corporation
(A Development Stage Company)

FINANCIAL STATEMENTS

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Board of Directors and Shareholders of Trim Holding Corporation:

I have audited the balance sheets of Trim Holding Corporation (a development stage company) as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity and cash flows for the years then ended and from inception on July 1, 2006 to December 31, 2007. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trim Holding Corporation (a development stage company), as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, and from inception on July 1, 2006 to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has sustained continuing operating losses and lacks sources of revenue, which raises substantial doubts about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, I express no such opinion.

Michael F. Albanese, CPA

Parsippany, New Jersey
July 15, 2008

Trim Holding Corporation
(A Development Stage Company)
BALANCE SHEETS
December 31, 2007 and 2006

ASSETS

	December 31, 2007	December 31, 2006
Current Assets:		
Cash	$ 16,089	$ 178
Total Current Assets	16,089	178
TOTAL ASSETS	$ 16,089	$ 178

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

	December 31, 2007	December 31, 2006
Current Liabilities:		
Accounts payable	$ 25,444	$ -
Accrued expenses payable	16,230	-
Total Current Liabilities	41,674	-
Commitments and Contingencies		
Stockholders' Equity/(Deficit):		
Preferred Stock, par value $ 8.50; 100,000,000 shares authorized 60,000,000 shares issued and outstanding in 2007 and 2006	510,000,000	510,000,000
Common Stock par value $ 7.00; 400,000,000 shares authorized 210,375,000 shares issued and outstanding in 2007 and 210,275,000 shares issued and outstanding in 2006	1,472,625,000	1,471,925,000
Additional paid in capital	225,258	95,325
Accumulated deficit	(1,982,875,844)	(1,982,020,147)
Total Stockholders' Equity/(Deficit)	(25,586)	178
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 16,089	$ 178

The accompanying notes are an integral part of these financial statements.

Trim Holding Corporation
(A Development Stage Company)
STATEMENT OF OPERATIONS

		Year Ended December 31, 2007		Six Months Ended December 31, 2006		July 1, 2006 (Inception) to December 31, 2007
Operating Expenses:						
Administrative expenses	$	760,606	$	1,925,022	$	2,685,628
Professional fees		95,091		95,125		190,216
Total Operating Expenses		855,697		2,020,147		2,875,844
Operating Loss		(855,697)		(2,020,147)		(2,875,844)
Other Income (Expense):						
Write off pre-paid licenses		-		(1,980,000,000)		(1,980,000,000)
Total Other Income (Expense)		-		(1,980,000,000)		(1,980,000,000)
Net Loss	$	(855,697)	$	(1,982,020,147)	$	(1,982,875,844)
Basic and diluted loss per common share	$	(0.0041)	$	(11.3585)		
Weighted average common shares outstanding		210,314,452		174,496,487		

The accompanying notes are an integral part of these financial statements.

TRIM HOLDING CORPORATION
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD JULY 1, 2006 (INCEPTION) TO DECEMBER 31, 2007

	Preferred Stock		Common Stock		Additional	Accumulated	
	Shares	Value	Shares	Value	Paid in Capital	Deficit - Dev. Stage	Total
Shares Issued for Licenses	*60,000,000*	*$ 510,000,000*	-	$ -	$ -	$ -	$ *510,000,000*
Shares Issued for Licenses	-	-	210,000,000	1,470,000,000	-	-	1,470,000,000
Shares Issued for Services	-	-	275,000	1,925,000	-	-	1,925,000
Cash Received from Stockholders	-	-	-	-	95,325	-	95,325
Net Loss	-	-	-	-	-	(1,982,020,147)	(1,982,020,147)
Balance as of December 31, 2006	60,000,000	$ 510,000,000	210,275,000	$ 1,471,925,000	$ 95,325	$ (1,982,020,147)	$ 178
Shares Issued for Services	-	-	100,000	700,000	-	-	700,000
Cash Received from Stockholders	-	-	-	-	129,933	-	129,933
Net Loss	-	-	-	-	-	(855,697)	(855,697)
Balance as of December 31, 2007	60,000,000	$ 510,000,000	210,375,000	$ 1,472,625,000	$ 225,258	$ (1,982,875,844)	$ (25,586)

The accompanying notes are an integral part of these financial statements.

TRIM HOLDING CORPORATION
(A Development Stage Company)
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2007	Six Months Ended December 31, 2006	July 1, 2006 (Inception) to December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITES:			
Net Loss	$ (855,697)	$ (1,982,020,147)	$ (1,982,875,844)
Adjustments to reconcile net loss to			
net cash provided by operating activities:	-	-	-
Preferred shares issued for prepaid licenses	-	510,000,000	510,000,000
Common shares issued for prepaid licenses	-	1,470,000,000	1,470,000,000
Increase in shares issued for services	700,000	1,925,000	2,625,000
Changes in assets and liabilities:			
Accounts payable	25,444	-	25,444
Accrued expenses payable	16,230	-	16,230
Net Cash Provided by Operating Activities	(114,023)	(95,147)	(209,170)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Additional paid in capital	129,933	95,325	225,258
Net Cash Used in Financing Activities	129,933	95,325	225,258
CASH AND CASH EQUIVALENTS:			
Beginning of the Period	178	-	-
End of the Year	$ 16,089	$ 178	$ 16,089

The accompanying notes are an integral part of these financial statements.

Trim Holding Corporation
(A Development Stage Company)

Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business - MyPie Communications Inc., was incorporated in Canada on January 26, 2005 under the Canada Business Corporations Act.

As of July 27, 2006, MyPie Communications Inc. effected a change in its jurisdiction of incorporation to the State of Nevada, USA and concurrent with this change the Company changed its name to Trim Holding Corporation.

Trim Holding Corporation appointed Ronald J. Abercrombie as Director, President & CEO and Kara Abercrombie as Director, Secretary & Treasurer.

The Company's corporate location is in Spring, Texas, U.S.A.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, it has sustained continued operating losses and lacks sources of revenue, which creates uncertainty about the Company's ability to continue operations as a going concern. The Company's ability to continue operations as a going concern, and to realize its assets and discharge its liabilities is dependent upon obtaining financing sufficient for continued operations as well as the achievement and maintenance of level profitable operations. It expects to raise capital in order for it to continue operations. Management believes that the current business plan, if successfully implemented, may provide the opportunity for the Company to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – Cash and cash equivalents include cash on hand, cash on deposits and all short-term highly liquid investments purchased with remaining maturities of three months or less.

Unit of Measurement - United States of America currency is being used as the unit of measurement in these financial statements.

Loss per Share – Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the period.

Income Taxes - The Company provides for income taxes in accordance with SFAS 109, Accounting for Income Taxes. SFAS 109 prescribes the use of the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted statutory tax rates in effect at the balance sheet date. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realize-ability exists. There have been no material income tax transactions during the development stage of the business.

Off-Balance-Sheet Risk and Concentration of Credit Risk – Financial instruments that potentially expose concentrations of credit risk primarily consist of cash and cash equivalents, investments and accounts receivable. Management believes there are no significant off-balance-sheet risks such as

Trim Holding Corporation
(A Development Stage Company)

Notes to Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

those associated with foreign exchange contracts, option contracts or other foreign exchange hedging arrangements. With respect to concentration of credit risk, the Company has cash investment policies which, among other things, limit investments to investment-grade securities. Ongoing credit evaluations are not maintained because there are no customers at this time.

New Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Management accepted the recommendation of and is in accordance with SFAS 142 for goodwill. (See Note 3)

In December 2004, FASB issued SFAS No. 123R, Share-Based payment. This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first quarter of the first annual reporting period that begins after June 15, 2005. The Company has adopted SFAS No. 123R on January 1, 2006 using the modified-prospective method.

On November 29, 2004, FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during years beginning after June 15, 2005. Management does not believe adoption of SFAS No. 151 will have a material effect on the financial position, results of operations or cash flows.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires companies to apply a retrospective application for reporting a change in accounting principle and differentiates a retrospective application from a restatement. This Statement also carries forward the guidance from APB Opinion No. 20 regarding the correction of an error and changes in accounting estimates. Management does not anticipate any impact on the financial statements from the adoption of this Statement.

In December 2007, FASB issued SFAS No.160, "Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the non-controlling owners of a subsidiary. The statement also requires consolidated net income to be reported and disclose on the face of the consolidated statement of income at amounts that include the amounts attributable to both the parent and the non-controlling interest. This Statement establishes decreases in a parent's ownership interest in a subsidiary could be accounted for only equity transactions. The provision of SFAS No.160 is effective beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited.

Trim Holding Corporation
(A Development Stage Company)

Notes to Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2007, FASB issued SFAS No.141, "Business Combinations". The statement established the accounting for goodwill and assets and liabilities arising from contingency. It defines a bargain purchase as a business combination. It required the "negative goodwill" amount to be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to particular assets acquired. Also, the provision required to recognize assets or liabilities arising from all other contingencies as of the acquisition date, measured at their acquisition-date fair values, only if it is more likely than not that they meet the definition of an asset or a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In February 2007, FASB issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No.159). SFAS No.159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No.159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted.

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The transition adjustment, which is measured as the difference between the carrying amount and the fair value of those financial instruments at the date this statement is initially applied, should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year in which this statement is initially applied. The provisions of SFAS No.157 are effective for us beginning January 1, 2008.

The management is currently evaluating the impact that the above statements will have on its financial statements.

NOTE 3 – INVESTMENTS

The main activities of Trim Holding Corporation are based on research and development of its innovative technologies, the production and sale of new products and/or systems for commercial application into the market and user marketplace.

As of November 5, 2006, the Company signed ten year contracts with two United Kingdom firms, Allkey UK Ltd. and Genius Technology UK Ltd. for world exclusive licenses for the following products:

(1) IFLOR - www.iflor.com. A massaging appliance, without counter-indications, which may be used with or without the help of the hands in any circumstances of time or place.

(2) FAMILY SEPARATOR - www.familyseparator.com. An ecological domestic appliance, of modest size, reliable, safe, hygienic and easy to install, which sorts, reduces, separates and compacts refuse (with reduction of volumes of 80%), in home and public environments. The upper flat part of Family Separator opens and makes it possible to introduce, in the appropriate cavity, the household waste made up of organic materials, paper, plastic, glass, cloth, metals, etc. After the passage of the refuse from the said cavity to the mechanisms for sorting, reduction and separation, the materials thus reduced and sub-divided are automatically passed to an appropriate chamber for compacting and then to the compartmentalized recovery bag underneath.

Trim Holding Corporation
(A Development Stage Company)

Notes to Financial Statements

NOTE 3 – INVESTMENTS (continued)

(3) AUTOLOAD SYSTEM - www.autoloadsystem.com. An automatic system which among other things performs the task of recovering the refuse accumulated in the bags of the Family Separator, and once they have been emptied, automatically proceeds to washing and sterilizing them.

(4) CENTRAL SISTEMI - www.centralsistemi.com. Installation capable of emptying the various materials from the compartments of the Autoload System which after selection, channels them through appropriate hoppers towards the master Separator, where they are treated and prepared to be sent to the various users. In addition, the emptied compartments are washed and sterilized automatically.

(5) MASTER SEPARATOR - www.masterseparator.com. Installation using a revolutionary procedure which separates the organic and / or inorganic materials, and represents one of the major novelties in the field of the separation of solid, gaseous and liquid micro-particles, and offers the real possibility of respecting, in the case of organic materials, the basic organoleptic properties without damaging the chemical structure of the molecules. Also, it makes it possible to exploit alternative sources of energy, with relation to the principal sectors of the chemical, pharmaceutical, and food (human and animal) industries, through the general transformation of organic and inorganic products through the use of refuse and agro – industrial waste and / or biomass in general.

In exchange for these World Exclusive Licenses listed above, Trim Holding Corporation transferred 260 million of its own shares, of which 200 million shares of common stock with a par value of $7.00 were each valued at $1,400,000,000 and 60 million shares of Preferred Stock with a par value of $8.50 were each valued at $510,000,000. (See Note 6)

As a part of the exchange, Trim Holding Corporation will pay Allkey UK Ltd. and Genius Technology UK Ltd. equal to 5% on the gross annual profits generated from IFLOR and royalty equal to 1.5% on the gross annual profits generated from KNOW HOW – SEPARATOR SYSTEM for a period of 10 years (up to December 31, 2016). This was stated as per the agreement signed between Allkey UK Ltd., Genius Technology UK Ltd. and Trim Holding Corporation as of November 5, 2006. (See Note 6)

As of November 10, 2006, the Company signed a five year contract with Matri S.R.L, whereby Matri S.R.L. will supply to Trim Holding Corporation the product Blue IFLOR on an exclusive basis. Trim Holding Corporation is entitled to sell this product worldwide except in Italy. In exchange for this contract, Trim Holding Corporation issued 10,000,000 common shares with a par value of $7.00 to Matri S.R.L. These shares were valued at $70,000,000. (See Note 6)

As of December 1, 2006, Matteo Bignotti a Chartered Public Accounting and Tax Consulting firm of Brescia (Italy) was commissioned by Allkey UK Ltd. and Genius Technology UK Ltd. to determine the fair value, attributable to the commercial licenses held by the companies on that date.

As of December 20, 2006, Matteo Bignotti, C.P.A. estimated the fair value of the licenses for patents, know-how and industrial secrets to be $676,000,000, gross of any taxes and any other related expenses.

As of December 31, 2006, the value of prepaid licenses was $1,980,000,000. However, on December 31, 2006, management wrote off this asset as Management was unable to determine (1) a fair market value as there were no comparable businesses to support such valuations and (2) their estimated useful lives.

Trim Holding Corporation
(A Development Stage Company)

Notes to Financial Statements

NOTE 4 – LOSS PER SHARE

As of December 31, 2007, the basic loss per share is ($0.0041) based on a weighted average of 210,314,452 shares outstanding. For the six months ended December 31, 2006, the basic loss per share is ($11.3585) based on a weighted average of 174,496,487shares outstanding.

NOTE 5 – ACCRUED EXPENSES PAYABLE

Accrued expenses payable as of December 31, 2007 are for expenses incurred in 2007 and paid in 2008.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Allkey UK Ltd. and Genius Technology UK Ltd. – On November 5, 2006, the Company signed ten year contracts, expiring December 31, 2016, with Allkey UK Ltd. and Genius Technology UK Ltd., two British firms, for world exclusive licenses for the products IFLOR, FAMILY SEPARATOR, AUTOLOAD SYSTEM, CENTRAL SISTEMI and MASTER SEPARATOR. (See Note 3)

The terms of these world exclusive agreements stipulate: (a) a transfer of 200 million of the Company's common shares, with a par value of $7.00, valued at $1,400,000 USD and 60 million of the Company's preferred shares, with a par value of $8.50, valued at $510,000,000 USD; (b) a payment equal to 5% of the annual profits generated from IFLOR and (c) a royalty equal to 1.5% on the gross annual profits generated from the "know how" of the SEPARATOR SYSTEMS.

At the end of the expiration date, December 31, 2016, the contract will be renewed for another ten years, if one party hasn't given a termination notice to the other party, within 6 months from the date of expiration.

Matri, S.R.L. – On November 10, 2006, the company signed a five year contract for the supply and sale of 30,000,000 units of IFLOR, valued at $310,000,000 USD, on an exclusive basis except in Italy. (See Note 3)

The terms of this contract stipulate: (a) a transfer of the Company's 10,000,000 common shares, with a par value of $7.00, valued at $70,000,000 USD; (b) the balance of $240,000,00 USD to be paid in 60 installments of $4,000,000 USD and (c) the delivery of 500,000 units monthly, or 6,000,000 units yearly and a total of 30,000,000 units at the end of the five year agreement.

The parties will meet six months prior to the expiration date, August 31, 2012, to discuss the renewal of this contract.

NOTE 7 – STOCKHOLDERS' DEFICIT

The Company is authorized to issue a maximum of 500,000,000 shares, 400,000,000 of which are common shares with a par value of $7.00. The voting rights are one vote per share. 100,000,000 shares are designated as being preferred with a par value of $8.50 per share. Preferred stock can be converted after a 10 month period at an exchange rate of 1:1.25. The voting rights for the preferred shares are 100 votes per share.

Between July 31 and September 30, 2006, the Company received $95,325 in cash to pay for legal fees and to open two bank accounts. This is classified on the Balance Sheet as Additional Paid In Capital.

On December 31, 2006, there were 60,000,000 preferred shares issued for pre-paid licensing agreements and were valued at $510,000,000.

Trim Holding Corporation
(A Development Stage Company)

Notes to Financial Statements

NOTE 7 – STOCKHOLDERS' DEFICIT (continued)

On December 31, 2006, there were 210,275,000 common shares issued of which 210,000,000 were for pre-paid licensing and 275,000 shares were for administrative services. These shares were valued at $1,471,925,000. The accounting entry for the 275,000 shares was a debit to consulting fees for $1,925,000, and a credit to common shares.

In March 2007, the Company received $79,930 in cash to pay for some administrative expenses. The remainder of the balance was left in the bank account to cover other operating expenses as needed. This is classified on the Balance Sheet as Additional Paid In Capital.

On April 2, 2007, the Company received $100 in cash to open another bank account. This is also classified on the Balance Sheet as Additional Paid In Capital.

In July and September, 2007, the Company received $24,938 to pay for accounting, administrative and legal fees. This is classified on the Balance Sheet as Additional Paid In Capital.

On August 10, 2007; 100,000 common shares were issued for administrative services. These shares were valued at $700,000, and were recorded as a debit to administrative expenses, and a credit to common shares.

On December 31, 2007, there were 210,375,000 common shares issued and outstanding valued at $1,472,625,000 and 60,000,000 preferred shares issued and outstanding valued at $510,000,000.

The accumulated deficit as of December 31, 2007 was ($1,982,875,844).

NOTE 8 – SUBSEQUENT EVENTS

The Company is in the process of filing the required documents to become a publicly traded company.

The Company filed a Certificate of Designation with the Secretary of State-Nevada on March 13, 2008 to define the rights of the preferred shareholders. The Board approved this filing on March 1, 2007.

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER
(CONVERSION)

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **TRIM HOLDING CORPORATION** did on July 27, 2006 file in this office the Convert In and Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, on July 27, 2006.

DEAN HELLER
Secretary of State

By

Certification Clerk

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Conversion
(PURSUANT TO NRS 92A.205)
Page 1

Entity #
E0555542006-4
Document Number:
20060475390-06
Date Filed:
7/27/2006 8:00:21 AM
In the office of
Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion
(Pursuant to NRS 92A.205)

1. Name and jurisdiction of organization of constituent entity and resulting entity:

MyPig Communications Corp.
Name of *constituent* entity

Ontario, Canada — Jurisdiction
Corporation — Entity type *

and,

Trim Holding Corporation
Name of *resulting* entity

Nevada
Corporation

2. A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.

3. Location of plan of conversion: (check one)

☐ The entire plan of conversion is attached to these articles.

☒ The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity.

☐ The complete executed plan of conversion for the resulting *domestic limited partnership* is on file at the records office required by NRS 88.330.

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Conversion
(PURSUANT TO NRS 92A.205)

Page 2

ABOVE SPACE IS FOR OFFICE USE ONLY

4. Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the resulting entity in the conversion):

Attn: Billie Cmudde

c/o: Circletex Corp.

300 Center Ave. Ste. 202

Bay City, MI 48708

5. Effective date of conversion (optional) (not to exceed 90 days after the articles are filed pursuant to NRS 92A.240)*: Upon reciept

6. Signatures – must be signed by each foreign and domestic constituent entity as follows:

An officer of each corporation whether or not for profit; all general partners of each limited partnership or limited-liability limited partnership; a manager of each a limited-liability company with managers or by one member if without managers; a trustee of a business trust; a managing partner of a limited-liability partnership; by one partner of a general partnership.

Myria Communications Corp.
Name of constituent entity

[signature] Vice President & Director 7/27/2006
Signature Title Date

* Pursuant to NRS 92A.205(4) if the conversion takes effect on a later date specified in the articles of conversion pursuant to NRS 92A.240, the constituent document filed with the Secretary of State pursuant to paragraph (b) subsection 1 must state the name and the jurisdiction of the constituent entity and that the existence of the resulting entity does not begin until the later date. **This statement must be included within the resulting entity's articles.**

Filing Fee $350.00

This form must be accompanied by appropriate fees.

Industry Canada
Corporations Canada
9th floor
Jean Edmonds Towers South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

Industrie Canada
Corporations Canada
9e étage
Tour Jean Edmonds sud
365, avenue Laurier ouest
Ottawa (Ontario) K1A 0C8

CANADA

CANADA BUSINESS CORPORATIONS ACT
LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS

(Section 188(1))

MyPie Communications Corp.	634107-1
Name of corporation - Dénomination de la société	Corporation number - Numéro de la société

Having considered the proposed continuation of the above-named corporation in the jurisdiction of Nevada, I am satisfied that such continuation will not adversely affect creditors or shareholders of the corporation. Upon receipt of satisfactory notice of the continuation a Certificate of Discontinuance will be issued.

This letter is valid for 90 days.

Ayant examiné la demande de prorogation de la société susmentionnée sous le régime de l'autorité législative de Nevada, je suis convaincu qu'une telle prorogation ne portera pas préjudice aux créanciers ou aux actionnaires de la société. Dès réception de l'avis attestant de la prorogation, un certificat de changement de régime sera délivré.

La présente lettre est valide pour 90 jours.

Date: July 21, 2006 / le 21 juillet 2006

Richard G. Shaw
Director - Le directeur
Canada Business Corporations Act - Loi canadienne sur les sociétés par actions

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Entity # E0555542006-4
Document Number: 20060475392-28
Date Filed: 7/27/2006 8:00:21 AM
In the office of
Dean Heller
Secretary of State

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Trim Holding Corporation
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Incorp Services, Inc. (Name) 3155 East Patrick Lane - Suite 1, Las Vegas, NEVADA 89120-3481 (Street Address, City, Zip Code) x PO Box 9326 Houston, TX 77387
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 500,000,000 Par value: $ 0.0001 Number of shares without par value: 0
4. Names & Addresses of Board of Directors/Trustees: (attach additional page if more than 3 directors/trustees)	1. Ronald J. Abercrombie (Name) 8524 N. Highway 6, No. 285, Houston, TX 77387 (Street Address, City, State, Zip Code) 2. Name Street Address City State Zip Code 3. Name Street Address City State Zip Code
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: The purpose for which the corporation is organized are to engage primarily in any (cont'd on next page)
6. Names, Address and Signature of Incorporator. (attach additional page if more than 1 incorporator)	Billie Chudde (Name) Signature 300 Center Ave. Ste. 202, Bay City, MI 48708 (Address, City, State, Zip Code)
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company Date: July 25, 2006

This form must be accompanied by appropriate fees. See attached fee schedule.

Article 3 continued...

1. The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of $50,000.00. Of the 500,000,000 shares, 100,000,000 to be listed as Class A Common Stock and 400,000,000 shares are to be Preferred Shares.

The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors,

Article 5 continued...

5. type of business, investment or other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0555542006-4
Document Number:
20060475394-40

Date Filed:
7/27/2006 8:00:21 AM
In the office of

Dean Heller
Secretary of State

Resident Agent Acceptance

ABOVE SPACE IS FOR OFFICE USE ONLY

General Instructions for this form:

1. Please print legibly or type; Black Ink Only.
2. Complete all fields.
3. Ensure that document is signed in signature field.

In the matter of Trim Holding Corporation
(Name of business entity)

I, Incorp Services, Inc.
(Name of resident agent)

hereby state that on July 25, 2006 (Date) I accepted the appointment as resident agent for the above named business entity. The street address of the resident agent in this state is as follows:

3155 East Patrick Lane, Suite 1
Physical Street Address

Suite number

Las Vegas
City

NEVADA

89120-3481
Zip Code

Optional:

N/A
Additional Mailing Address

N/A
Suite number

N/A
City

N/A
State

N/A
Zip Code

Signature:

X
Authorized Signature of R.A. or On Behalf of R.A. Company

7/25/06
Date

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0555542006-4
Document Number:
20060484083-75

Date Filed:
7/28/2006 7:20:24 AM
In the office of

Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Trim Holding Corporation

2. The articles have been amended as follows (provide article numbers, if available):

Article 3, paragraph 1: The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of $50,000. Of the 500,000,000 shares 400,000,000 to be listed as Class A Common Stock and 100,000,000 shares are to be Preferred Stock

Article 4 shall include:

Kara Abercrombie, 8524 N. Highway 6, No. 265, Houston, TX 77387

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100%*

4. Effective date of filing (optional): Upon Receipt

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684-5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

Entity #
E0555542006-4
Document Number
20060588259-95
Date Filed:
9/13/2006 1:18:52 PM
In the office of

Dean Heller
Secretary of State

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: [illegible] Corporation

2. The articles have been amended as follows (provide article numbers, if available):

Article #3 paragraph #1 reads as: 500,000,000 Par Value $0.0001 & without Par 0

The total number of shares of stock which the corporation shall have authority to issue is

500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of

$50,000.00

Article #3 paragraph #1 shall read: 500,000,000 / Par Value $7.00 [illegible] without par 0

The total number of shares of stock which the corporation shall have authority to issue is

500,000,000 shares with a par value of $7.00 per share and having a total stated capital of

$3,500,000,000

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority

4. Effective date of filing (optional): Upon Receipt
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20080173143-59
Ross Miller Secretary of State State of Nevada	Filing Date and Time 03/13/2008 9:30 AM
	Entity Number E0555542006-4

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Trim Holding Corporation

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation. this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The number of shares constituting the Series A, Class P1, Preferred shares shall be 60,000,000. Each issued and outstanding Series A, Class P1, Preferred shares shall be entitled to the following rights and preferences:

- Par value of $8.50 per share.
- Shares shall have 100 votes each.
- Shares are convertible to common after one year at the shareholders' option with an exchange rate of 1:1.25.

3. Effective date of filing (optional): Upon Reciept (must not be later than 90 days after the certificate is filed)

4. Officer Signature (Required): X Ronald J. Abercrombie

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

BY-LAWS
OF
Trim Holding Corporation

a Nevada Corporation

ARTICLE I
OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation is hereby fixed and located at:

330 Rayford Rd. No. 124
Spring, TX 77386

The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said state. Any such change shall be noted in the by-laws by the Secretary, opposite this section, or this section may be amended to state the new location.

Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be held on such date not less than sixty (60) nor more than three hundred sixty (360) days after the end of the corporation's last preceding fiscal year, as the Board of Directors shall prescribe; provided, that if in any such year the annual meeting shall not have been held within such period, then it shall be held at 10:00 a.m. on the first Tuesday in the second month after the end of the three hundred sixty (360) day period; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated. All such notices shall be sent to each shareholder entitled thereto not less than thirty (30) nor more than sixty (60) days before each annual meeting.

Section 3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by any Director, or by resolution of the Board of Directors, or by one or more shareholders holding not less than ten percent (10%) of the issued and outstanding voting shares of the corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of shareholders. Notices or any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 4. List of Shareholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 5. Quorum. The holders of one-third (1/3) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. Voting. At each meeting of shareholders each shareholder entitled to vote shall vote in person or by proxy and he shall have one (1) vote for each common share owned and 100 votes for every one (1) preferred share owned and registered in his name at the closing of the transfer books for such meeting, or the record date fixed for such meeting by the Board of Directors, as the case may be, or standing registered in his name at the time of such meeting if

neither a date for the closing of the transfer books nor a record date for such meeting has been fixed by the Board of Directors.

Section 7. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Action Without Meeting. Any action which, under any provisions of the laws of the State of Nevada or under the provisions of the Certificate of Incorporation or under these by-laws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting for such purpose, and such record or memorandum be filed with the Secretary of the corporation and made a part of the corporate records.

Section 9. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the corporation at or prior to the meeting. The termination of a proxy's authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date.

ARTICLE III
DIRECTORS

Section 1. Powers. Subject to limitations of the Certificate of Incorporation, of the by-laws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the by-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors.

Section 2. Number, Election and Term of Office. The number of directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9) and subsequently, such number as may fixed from time to time by the Board of Directors. The directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected. In the absence of a shareholders meeting, the current board may appoint a director or directors until their respective successors are elected by a meeting of the shareholders.

Section 3. Vacancies. Vacancies as well as authorized but unfilled board positions on the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

Section 4. Removal. Except as otherwise provided in the Certificate of Incorporation, By-Laws or by statute, the entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding a majority of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders. A director may be removed by a majority of the directors then in office, but such removal shall be confirmed by a vote of a shareholders holding a majority of the outstanding shares entitles to vote at any annual or special meeting of shareholders.

Section 5. Place of Meetings. Regular meetings of Board of Directors shall be held at any place within or without the State of Nevada as may be designated from time to time by resolution of the Board of Directors or by the written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

Section 6. Regular Meetings. A regular annual meetings of the Board of Directors for the purpose of election of officers of the corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholder's meeting and no notice of such meeting to the elected directors shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President or, if he is absent or unable to act, by any Vice President or by any two upon three (3) days written notice. No business shall be considered at any special meeting other than the purposes stated in the notice given to each director of the meeting, except upon the unanimous consent of all directors. A special meeting may be called with less than three (3) days written notice upon the unanimous consent of all Directors.

Section 8. Waiver of Notice. Any action taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a director does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 9. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation of the corporation or by these by-laws.

Section 10. Fees and Compensation. The Board of Directors may from time to time fix the compensation of directors for their services in that capacity. The compensation of a director may consist of an annual fee or a fee for attendance at each regular or special meeting of the Board or any meeting of any committee of the Board of which such director is a member or a combination of fees of both types; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may also provide for the reimbursement to any director of expenses incurred in attending any meeting of the Board or any committee of the Board of which he is a member.

Section 11. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a majority of the members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the corporation and made a part of the corporate records.

Section 12. Participation in Meetings by Telephone. Any one or more members of the Board of Directors or of any committee of the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV
EXECUTIVE COMMITTEE

Section 1. Election. At the annual meeting, or any special meeting of the Board of Directors, the Board may if it deems necessary, acting by resolution adopted by a majority of the number of directors fixed by these by-laws, elect from their own members an Executive Committee composed of three or more voting members.

Section 2. Duties. The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the by-laws and where action of the Board of Directors is required by law. It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

Section 3. Meetings. The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the President. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

Section 4. Quorum and Voting. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 5. Waiver of Notice. Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

Section 6. Removal. The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

Section 7. Vacancies. The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

Section 8. Action Without Meeting. Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by a majority of the members of the Executive Committee.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article IV hereof, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2. Procedural Rules. Each committee shall comply with the same procedural rules set forth in Sections 3 through 8, both inclusive, of Article IV that are applicable to the Executive Committee.

ARTICLE VI
OFFICERS

Section 1. Officers and Qualifications. The officers of the corporation shall be a President, a Secretary, a Treasurer and such other officers as the Board of Directors may deem necessary or advisable, including but not limited to a Chairman of the Board, a Vice Chairman of the Board, an Executive Vice President, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions Section 3 or Section 5 of this Article. One person may hold two or more offices.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the by-laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the by-laws for regular appointments to such office.

Section 6. Duties of Officers. The duties and powers of the officers of the corporation shall be as follows, and as shall hereafter be set by resolution of the Board of Directors:

Chairman of the Board. The Chairman of the Board shall have full voting rights and upon a tie vote, shall have the breaking casting vote on all matters and shall, if present, preside at all meetings of the Board of Directors and its committees and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the by-laws. The President, in addition to reporting to the Board of Directors, shall report to the Chairman as deemed appropriate by the Board of Directors.

President. Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman of the Board, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation.

Vice President. In the absence or disability of the President and also the Chairman, the Vice Presidents in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the by-laws. The Board of Directors may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

Secretary. The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the by-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the by-laws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as

Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the by-laws.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

Section 7. Delegation of Duties. In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

ARTICLE VII
SHARES OF STOCK

Section 1. Certificates of Stock. A certificate or certificates shares of capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the corporation standing on the books in his name. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and Secretary or by a facsimile of the signature of the President and a written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the corporation before such certificate delivered by the corporation, such certificate shall be as valid as though signed by a duly elected, qualified and authorized officer, if it be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered and sealed with the seal of the corporation. Such seal may be a facsimile, engraved or imprinted.

Section 2. Record of Shareholders; Transfer of Shares. There shall be kept at the registered office of the corporation a record containing the names and addresses of all shareholders of the corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the corporation shall keep at its registered office a statement containing the name and post office address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined by the Board. Transfers of stock of the corporation shall be made on the books of the corporation only upon authorization by the registered holder thereof or by his attorney lawfully constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed proof of authenticity of the signatures as the corporation or its transfer agents may reasonably require.

Section 3. Fixing Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or

entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Registered Shareholders. The corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 5. Lost Certificates. Except as hereinafter in this section provided, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the corporation reasonably satisfactory to it, as the Board shall determine.

Section 6. Regulations; Appointment of Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfers, or both, and may require all certificates of stock to bear the signature of either or both.

Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

Section 8. Fractional Shares. The corporation shall not be required to issue certificates representing any fraction or fractions of a share or shares of any class, but may issue in lieu thereof, one or more script certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect to one share. Such script certificates, upon presentation together with similar script certificates representing in the aggregate an interest in respect of one or more full shares, shall entitle the holder thereof to receive one or more full shares of the class and series, if any, specified in such script certificate.

Unless otherwise provided by the terms of the script certificate, each script certificate shall entitle the holder thereof to receive dividends, to participate in the distribution of corporate assets in the event of the corporation's liquidation, and to vote the fractional shares in person or by proxy.

ARTICLE VIII
MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year unless otherwise determined by the Board.

Section 2. Seal. The corporate seal shall be a device containing the name of the corporation, the year, and the words "Corporate Seal, Nevada."

Section 3. Annual Report. An Annual Report may be furnished to the shareholders at the request of the directors but same shall not be required.

Section 4. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the by-laws as amended certified by the Secretary, and minute of proceedings of the shareholders and directors and of the Executive Committee and other committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the President, Secretary or Assistant Secretary of the corporation.

Section 5. Dividends. Dividends upon the shares of the capital stock of the corporation may be declared and paid, when earned, to the extent permitted by the laws of the State of Nevada by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.

ARTICLE IX
NOTICES

Section 1. Form of Notices. Whenever, under the provisions of these by-laws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the corporation, or, in default of other address, to such director, officer or shareholder at the general post office in the city where the corporation's principal office for the transaction of business is located, and such notice be deemed to be given at the time when the same shall be thus mailed.

Section 2. Waiver of Notice. Any shareholder, director or officer may waive any notice required to be given under these by-laws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

ARTICLE X
AMENDMENTS

Section 1. Who May Amend. These by-laws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any by-laws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Officers, Directors, Employees and Agents of the Corporation. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes.

Section 2. Nonexclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any

liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

Section 4. Constituent Corporation. For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

APPROVAL OF DIRECTORS

The foregoing by-laws were read and discussed, section by section, by the directors, who have authority to adopt by-laws which shall remain effective until legally amended or repealed. Following such discussion, they were duly approved at a meeting held on July 28, 2006.

Ronald J. Abercrombie, President & CEO

Kara Abercrombie, Secretary & Treasurer

The United States of America

The Director of the United States Patent and Trademark Office

Has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this

United States Patent

Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America for the term set forth below, subject to the payment of maintenance fees as provided by law.

If this application was filed prior to June 8, 1995, the term of this patent is the longer of seventeen years from the date of grant of this patent or twenty years from the earliest effective U.S. filing date of the application, subject to any statutory extension.

If this application was filed on or after June 8, 1995, the term of this patent is twenty years from the U.S. filing date, subject to any statutory extension. If the application contains a specific reference to an earlier filed application or applications under 35 U.S.C. 120, 121 or 365(c), the term of the patent is twenty years from the date on which the earliest application was filed, subject to any statutory extensions.

Acting Director of the United States Patent and Trademark Office

US006685660B1

(12) United States Patent
Taverna et al.

(10) Patent No.: US 6,685,660 B1
(45) Date of Patent: Feb. 3, 2004

(54) MASSAGE VIBRATOR FOR THE RELIEF OF ACHES AND PAIN

(76) Inventors: Lucia Taverna, Via Varesina, 55, I-20156, Milan (IT); Luciano Marinelli, Via Roma, 10, Trav. 12, I-25049, Iseo (IT); Henry Bertoli, Via Valsorda, 47/A, I-52062, Concesio (IT); Louis Bertoli, Via Valsorda, 47/A, I-25062, Concesio (IT)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 22 days.

(21) Appl. No.: 09/806,599

(22) Filed: Aug. 2, 2001

(30) Foreign Application Priority Data

Jul. 30, 1999 (IT) BS99A0076

(51) Int. Cl.[7] A61H 1/00

(52) U.S. Cl. 601/81; 601/46; 601/133; 606/204

(58) Field of Search 601/46, 48, 67–73, 601/78, 80–83, 89, 93–95, 133, 134, 135; 606/204

(56) References Cited

U.S. PATENT DOCUMENTS

1,577,924 A * 3/1926 Macheti 601/103
2,688,960 A * 9/1954 Fischer 601/71
5,018,511 A * 5/1991 Yokoi 601/84
5,413,551 A * 5/1995 Wu 601/46
5,519,292 A * 5/1996 Taylor et al. 318/114
5,967,784 A * 10/1999 Powers 433/229
6,158,439 A * 12/2000 Streetman 128/898
6,174,298 B1 * 1/2001 Quinn et al. 601/137

* cited by examiner

Primary Examiner—Nicholas D. Lucchesi
Assistant Examiner—Victor Hwang
(74) Attorney, Agent, or Firm—McGlew and Tuttle, P.C.

(57) ABSTRACT

This invention concerns a massage vibrator for the relief of various aches and pains in the head, face and body by means of stimulating energy channels and parts of the body surface. It has a central body (11), enclosing a vibration generator (16), at least one pair of springy arms (14) on one part of the central body and an active terminal head (15) at the end of each of these said arms. The terminal heads of each pair of arms are applied to the area to be stimulated and the vibrations produced by the vibrator are transmitted, through the springy arms, to the terminal heads (15) in order to exercise a massaging vibratory action at the point desired.

14 Claims, 3 Drawing Sheets


13
20
15
14
14
15
11
12

manzoni & manzoni

UFFICIO INTERNAZIONALE BREVETTI

per Invenzioni - Modelli - Marchi - Disegni

25100 BRESCIA
(ITALIA)

P.le Arnaldo 2 - Tel. 030 48913 - 030 3756265 - Telex 301437 PATMAN I - Telefax 030 44479

TELEGRAMMI PATMAN-BRESCIA

[illegible]

DOCUMENTI DEL BREVETTO PER MARCHIO D'IMPRESA DI [illegible] DEPOSITO

avente per [illegible] [illegible] segni [illegible] e intersecantisi dei quali [illegible] due laterali aperti, ciascuno con una [illegible] di sfere in corrispondenza [illegible] apertura"

per contraddistinguere: "dispositivi per la vibrostimolazione di punti energetici specifici per un'azione efficace su disturbi e dolori [illegible] [illegible] [illegible]"

Deposito in ITALIA il 05.08.1999 Reg. [illegible] N. BS/99/C/000267

Titolare: [illegible] TAVERNA [illegible] e [illegible]; MARTINELLI Luciano [illegible] (BS); BERTONI [illegible] e BERTONI [illegible] (BS)

Scadenza deposito all'estero per la rivendicazione della priorità il 05.02.2000

Priorità del deposito in ______ del ______

Durata del brevetto anni 10 (dieci) rinnovabili

Scadenza del brevetto 05.08.2009

manzoni & manzoni

UFFICIO INTERNAZIONALE BREVETTI

per Invenzioni - Modelli - Marchi - Disegni

25100 BRESCIA
(ITALIA)

P.le Arnaldo, 2 - Tel. 030 48313 - 030 3756265 - Telex 301437 PATMAN I - Telefax 030 44479
TELEGRAMMI PATMAN-BRESCIA
[illegible]

DOCUMENTI DEL BREVETTO PER MARCHIO D'IMPRESA DI 1° DEPOSITO



[illegible] ...tà e rappresentata dai quali figure [illegible] una coppia di sfere in corrispondenza [illegible] ...positivi per la vibrostimolazione di punti [illegible] zona [illegible] in distanza [illegible] della testa" Cl. 10

depositato in ITALIA il 05.08.1999 Reg. [illegible] N. BS/99/C/000267

Titolare Sigg. TAVERNA [illegible] a Marone, MARONELLI Luciano a Iseo (BS), BERTONI [illegible] e BERTOLI [illegible] a Concesio (BS)

Scadenza deposito all'estero per la rivendicazione della priorità il 05.02.2000

Priorità del deposito in [illegible] del [illegible]

Durata del brevetto, anni 10 (dieci), rinnovabili.

Scadenza del brevetto il 05.08.2009.

MANZONI & MANZONI

INTERNATIONAL PATENT OFFICE
For Inventions – Models – Trademarks – Designs

25100 BRESCIA
(ITALY)

P.le Arnaldo – Tel. 030 48313 – 030 3756265 – Telex 301437 PATMAN 1 – Telefax 030 44479

TELEGRAMS PATMAN-BRESCIA

c.c. Postale 19463256
c.c Banca Popolare di Novara
c.c. Banca CAB Brescia
C.C.I.A.A. n. 232785
Reg. Soc. Tribunale n. 16169
Part. IVA 01118930179

PATENT DOCUMENTS FOR: Trademark of first filing

entitled "three aligned and intersecting circles, two of which are open at the sides, each with a pair of spheres at the opening"

to distinguish: "devices for vibration stimulation of specific energy points for an effective action on headaches and other ailments" CL.10

Filed in Italy on 05.08.1999 Reg. C no. BS/99/C/000267

Holder: Lucia Taverna in Milan; Luciano Marinelli in Iseo (BS); Henry and Louis Bertoli in Concesio (BS)

Expiration of registration abroad for claims of priority: 05.02.2000

Priority of filing in -------- on --------

Patent duration: 10 (ten) years – renewable

Patent expires: 05.08.2009

SUPPLY CONTRACT

(From 09/01/2007 until 08/31/2012)

Between

TRIM HOLDING CORPORATION

and

MATRI S.r.l.

SUPPLY CONTRACT

(From 09/01/2007 until 08/31/2012)

Between

The society **TRIM HOLDING CORPORATION** (now herein identified as BUYER), with Head Office Address at 330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.) and P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.), Federal Tax Id. 20-5272496, in person of the President Mr. Ronald James Abercrombie, US citizen, born in Illinois, (U.S.A.) on 05/15/1949 bearer of passport U.S.A. nr. 134182850 in full force with full powers given from the society,

and

The society **MATRI S.R.L.** (now herein identified as PROVIDER), current in Brescia (Italy) Via Cipro no. 72, VAT no. 02687230983, Economic Administrative Index of Brescia no. 470234 dated 03/10/2005, represented by Mrs. Mariaemma Trivella Sole Administrator and Legal Representative, born in Concesio (Brescia - Italy) on 01/26/1954 resident at San Vigilio di Concesio (Brescia - Italy) in via Valsorda 55/a, Tax Card Number TRV MMM 54A66 C648M.

MATRI s.r.l.
L'Amministratore Unico
(Mariaemma Trivella)

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

PREMISE THAT:

A. The provider, in agreement with the BUYER too, and solely worldwide exclusive producer of the IFLOR massaging device (five colours) which is described in the Attachment (now herein indicated as "PRODUCT/S").

B. The BUYER, has acquired from the British societies Genius Technology Ltd. and Allkey Ltd. the worldwide rights for the use and exploitation and commercialisation of patents, know how and others, including a variety of products and also the IFLOR (PRODUCT), which is the object of this contract.

C. THE BUYER wants to buy in the conditions herein stated in this contract, the PRODUCTS for further commercialisation with the owner trademark.

D. The BUYER, having the intention to consent the PROVIDER to project and to make timely available the production that will allow the manufacturing of the PRODUCTS in the quantities that are forecasted in this contract, has agreed with the PROVIDER a gross amount price that includes even the projection cost of such production line. The BUYER is acknowledging that such production line has already been projected and is in due course of installation.

<u>ALL WHAT IS PREMISED IS AGREED AND IS STIPULATED WHAT FOLLOWS:</u>

Article 1 - Object of the contract

1.1 The present contract has per object the supply of the PRODUCTS from the BUYER, who will do the commercialisation with owner trademark and commercial names in the territory now hereinafter specified.

1.2 The PROVIDER will supply to BUYER the PRODUCTS "type A" (BLUE IFLOR) in exclusive base. Therefore the PROVIDER is compromised for all the term of the contract, to sell the PRODUCTS "type A" as well as the modification or improvements, only to the BUYER. The BUYER is free to sell the products "type A" to who ever client in all the world but excluding Italy.

1.3 In case of express request to the BUYER the PROVIDER will supply the BUYER even the PRODUCTS "type B" (IFLOR transparent, green, white, red) even that will happen in exclusivity in the timing and mode that are established in the point 4.2.

1.4 The PROVIDER is compromised to sell to the BUYER, therefore can not provide the market commercialisation not during or by the term of the present contract:

a) The PRODUCTS with the trademarks of the BUYER.
b) In event the PRODUCTS having particularities that also characterizes the PRODUCTS that are manufactured by the BUYER at specific request.
c) PRODUCTS that utilizes modifications or special execution made by the PROVIDER in purpose for the BUYER in charge by him, in sense of article 3.2.

Article 2 - Customers Territory

2.1 The BUYER has the right to commercialise the PRODUCTS that are bought by the PROVIDER in any country of the world but excluding Italy.

MATRI S.r.l.
L'Amministratore Unico
(Mariaemma Trivella)

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

Article 3 - Price

3.1 The unit buying price of the PRODUCTS from the PROVIDER to the BUYER are described in the article 5.

3.2 The BUYER has the faculty to request to the PROVIDER to supply the PRODUCTS with aesthetic modifications, that the PROVIDER accepts and compromises to it, without changing the price, in the measure that the technicality is feasible without compromising substantial production cost, in any other way such modifications must be agreed in each opportunity with even a price increase. The modifications that are agreed will be done to the PRODUCTS in production just on the moment that technically is feasible, however they can not be provided before 2 months from the date of the order.

3.3 In the case that the BUYER request to the PROVIDER to manufacture determinate PRODUCTS that in particular, in the sense of security are in conformity to the local normative but diverse to the Italian law, such fact should be notified to the PROVIDER and the detail to be observed, be understood the BUYER will cover and support the major production cost to comply with such normative, without making any right arise to the BUYER in such event of the modification that are done by the PROVIDER to the PRODUCTS in such place.

Article 4 - Engagement of Buying and term of the contract

4.1 THE BUYER with the subscription of the present contract is requesting to the PROVIDER for the term of the contract and for this reason for the next five (5) years starting 09/01/2007 until 08/31/2012, the quantity of 30 million (30,000,000) units of PRODUCTS, that the PROVIDER is engaged to supply as established in the article 5.2. Such consignment will take place regularly with a monthly average of 500,000 (five hundred thousand) for a year total of 6,000,000 (six million) units. THE BUYER engages to keep a constant of the PRODUCTS ordered.

4.2 Is agreed that for the consignment regarding the product "type A" should be starting the production not later of 09/01/2007. Regarding products "type B" the consignment can start 120 days after the relative purchase order however not before the 02/28/2008.

4.3 The BUYER will have the possibility in such case to request an increase of the supply in relation of production capability or be in synchronism with the supplying cadence; on the consignment in excess of products what stipulated at point 4.1 will take place after 120 days from the date of the purchase order confirmed by the PROVIDER. In such case is convened that the price for each product will be the one established in point 5.2.

MATERI s.r.l.
L'Amministratore Unico
(Mariagemma Trivella)

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President C.E.O.

4.4 The PROVIDER is engaged to make improvements (previously agreed with BUYER) in all the PRODUCTS that are supplied in the moment of the manufacturing of the same PRODUCTS and same type already in market by the PROVIDER as standard product. The engagement is not including innovations or better modifications introduced to the products that can be qualified as "New Products" in the sense or the article 10th or be realized to a singular client. Consequently the PROVIDER will communicate periodically to the BUYER the improvements that is intended to de done to the standard products object of the present contract, being understood that such modifications could be in act to the PRODUCTS that will be supplied to the BUYER only in written agreement between the parties.

Article 5 - Payment

5.1 Is agreed that the total supply cost in 5 years for the 30 million (30.000.000) of PRODUCTS amounts to $US 310 million (310.000.000), taxes and transportation cost in charge of BUYER.

5.2 Having in consideration that huge cost to project and to establish the production line also referred in the premise in the present contract, is convened that the payment will occur in the following manner:

a) as far as $US 70 million (70,000,000) by means of delivery in property to the PROVIDER 10 million (10.000.000) shares of the BUYER from the nominal value of $US 7.00 each at the moment of the subscription of the present contracted. Such sum will go to cover expenses already supported from the PROVIDER, like a security deposit, for the planning of the production line as a result of the temporary agreements already previously elapsed between the parts and of which to the premises of the present contract. Since such expenses already have been supported such sum will not be able in some way to be given back;

b) as far for balance of $US 240 million (240,000,000) will be made in 60 deposits stipulated in $US 4,000,000 each one to be carried out:

I) as far as 40%, par to $US 1,600,000, payment to carry out 60 days before every single supply;

II) as far for the remaining 60%, par to $US 2,400,000 at the moment of the delivery of the every goods shipped at end of month, beginning from the end of the month of September 2007. To the single ends of how much previewed in the present paragraph the parts they convene therefore to attribute to every single piece the price of $US 8.00.

MATRI s.r.l.
L'Amministratore Unico
(Mariagemma Trivella)

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President C.E.O.

5.3 In case of delayed advanced payment of 20 days, delay percentages will have had the interests to be estimated on the base of the official bank rate in current in Italy to the date of expiration of the payment, increased of three points.

5.4 In case of increase of the cost of the raw materials and the members increased to 15% of the convened price of PRODUCTS could be increased in corresponding measure which specified art. to the 5.2. Such variations, to be estimated to pass from the date of subscription of the present contract, will be communicated from the PROVIDER with 2 months of advance payment. In such case the BUYER will have 30 days of time in order to carry out the opportune verifications and in lack of its contestation the variation in increase of the price will agree and confirmed. It remains meant that in case of increases of the costs of the raw materials and the members in inferior measure to 15% some increase of the price of PRODUCTS will not be brought.

5.5 In case of substantial change of the economic content of the present contracted had to the modifications in advanced measure to 10% happened in the relationship of change between dollar and euro in the successive period to the subscription of the price of PRODUCTS which specified to art. the 5.2. it will be increased or diminished in corresponding measure. Such variations, to be estimated to pass from the date of subscription of the present contract, will be communicated from the interested part and, in lack of contestation of the other part to be carried out within days 30, the variation in increase or lessening of the price will be agreed and confirmed. It remains meant that in case of change of the saying relationship of change in inferior measure to 10% it will not bring about some variation of the price of PRODUCTS.

Article 6 - Guarantee

6.1 The PROVIDER engages itself to supply consistent PRODUCTS to the enforced by norms of emergency in Italy, let alone to the technical detailed lists, he works them and qualitative is defined in Attached nr. 1 (or later on agreed procedure between the parts), without marks of the PROVIDER and with the eventual ones the marks of the BUYER, second the indications supplied from this last one. Eventual modifications to PRODUCTS, necessary in order to correct defects or lack of conformity to the detailed lists of which over, they will come at their own expense executed from and by the PROVIDER.

6.2 The PROVIDER guarantees that all PRODUCTS sold to the BUYER will be:

MATRI s.r.l.
L'Amministratore Unico
(Mariaconcetta Trivella)

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

a) consistent to the detailed lists agreed between the parts like in current to the date of the relative order of the BUYER;

b) free from labour and material defects.

6.3 The PROVIDER declines whichever responsibility with respect to not consistent technical characteristics of the PRODUCT to how much previewed from the Legislation of Countries or third parties. In such case it will be burden of the BUYER to demand, also in compliance with previewed how much to the point 3.2 and 3.3, modifications of the PRODUCT or the fabrication of new PRODUCTS so that the same ones turn out consistent to the respective national norms.

6.4 The PROVIDER however will contract appropriate insurance policy for the Liability to cover of the imputable damages to fabrication defects that PRODUCTS had to bring to third parties. The forecasts remain obviously blank of which to point 6.3.

Article 7 - Documentation

7.1 The PROVIDER will supply to the BUYER all the technical documentation standard of use and maintenance of PRODUCTS, like defined in the Attached.

7.2 It catalogues advertising and the advertising illustrative material for PRODUCTS will be to the charge of the BUYER.

Article 8 - New PRODUCTS

8.1 In case the PROVIDER means to place in commerce new produced products, and that is produced containing to substantial innovations actions to differentiate them considerably, as far as the performances and/or the technical solutions of PRODUCTS object of the present contract, it engages itself to offer to the BUYER that he does not have on such straight products of sale in exclusive right, the right of pre-emption in order to the exclusive right of sale in the United States and all the rest of the world. That beginning from the moment in which it begins the fabrication in series of the same ones and to the price that previously will come communicated to the BUYER from the PROVIDER.

L'Amministratore Unico

TRIM HOLDING CORPORATION
Ronald J. ABERCROMBIE
President/C.E.O.

Article 9 - Duration and resolution of the contract

9.1 The present contract enters currently with the signing of the parts and will remain in force until the 08/31/2012. The parts will meet six months before the expiration in order to discuss an eventual one, or renew of the present contract.

9.2 The present contract could be resolved before the expiration from each part decision with registered letter addressed to the other part, remaining every other remedy to it available, except previewed how much to article 4.3, in the event in which said part:

a) present request of failure in just or admission to agreed or declared procedure that is failed or becomes insolvent and the party cannot comply their own engagements;

b) the party turns comply with the obligated in contractual term and omits to place remedy to such inadequacy within 60 days from the formal request of delay or difficult fulfilling that the part will come aware and is sending to them from the contracting part the notice. In such case they will not be necessary particular formalities, being able that future to it means fax followed from a letter registered letter.

9.3 If, in the period of 12 months, the BUYER will have ordered to the PROVIDER less of 80% of agreed amount according to article 4.1 (and therefore less than 4,800,000 pieces) for causes not attributable to act of God or inadequacy of the PROVIDER, this last one will have the right to resolve the present contract with immediate effect.

9.4 Upon maturity or resolution of the present contract where the parts do not decide of common agreement its renew all the rights and the obligation of the parties will decay, except for those dispositions for which express it is previewed, in the present contract, the survival beyond the expiration or resolution.

Article 10 - Development of the collaboration

10.1 The PROVIDER declares itself available to discuss with the BUYER the eventual possibility to grant to this last one license of fabrication of PRODUCTS or some types of them, to conditions for negotiating itself in such occasion. He remains meant that, in case he does not become caught up an understanding on such license, the present contract will remain valid.

MATTEI s.r.l.
L'Amministratore Unico
(Mariaemma Tovella)

TRIM HOLDING CORPORATION
Ronald Jones ABERCROMBIE
President/C.E.O.

Article 11 - Confidentiality

11.1 The BUYER engages itself to consider as closely confidential all documents and the technical information of which the part comes to acquaintance in the context of the present contract. It engages itself not to communicate such documents and information to third parties and to take to all the necessary precautions (also in the comparisons of the just personal and/or collaborators) in order to avoid of the spreading, and not to use such information if not in the limits admitted from the present contract.

11.2. The BUYER engages itself not to produce, neither to make to produce from third parties the PRODUCT, for all the duration of the present contract.

11.3 The agreement remains between the parties meant, according to and for the effects of which to Italian law "Legge 676/1996", like modified from the "D.Lgs. 196/2003", than the personal data of which the BUYER and the PROVIDER they had to enter in possession, supplied directly from the contracting terms other or subjects to them, they will be uses from the parts to the present only if contracted and exclusively to the aim of giving execution to the same contract, let alone to the aim to guarantee the fabrication or the supply of products and/or accessories previewed in the present agreement or employee from the execution of the same one. Consequently with the subscription of the present contract let alone of the attached complete relative module to informative on privacy the BUYER and the PROVIDER they declare explicitly of giving just the consent for the treatment of respectively information given closely necessary for the exposed purposes here over.

Article 12 - Press Release

12.1 Each party leaves and is engaged not to use the present contract to fine advertising, being remained meant that does not prevent to introduce some existence to third parties.

Article 13 - Licenses

13.1 The BUYER has acquired from the English societies Genius Ltd Technology. and Allkey Ltd., the rights for the exploitation and commercialisation of licences, know-how and other in world-wide exclusive right, included various producets between which the massaging and stimulating IFLOR (PRODUCT) object of this contracted of supply.

MATRI s.r.l.
L'Amministratore Unico
(Mariammna Trivella)

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

The BUYER declares not to be acquaintance of the existence of valid licences pertaining to third parties that can be violated by you through the use of PRODUCTS.

13.2 In the event that the PROVIDER endured an action of third parties for violation of their licenses that can involve the block or a limitation of the production or however the block or a limitation of the possibilities of sale of PRODUCTS, the BUYER will be able to act also in judicial way, if of the case taking part in the judgment promoted against the PROVIDER, waves to neutralize such action and its effects.

MATRI s.r.l.
L'Amministratore Unico
(Mariaemme Trivella)

Article 14 - Force majeure (Act of God)

14.1 Nobody of the parts will be in charge of responsibility of the delayed execution or lacking implementation partial, total or the whole contractual engagements when such delay or lacked implementation of it has had to whichever not imputable event to the parts and to outside of their reasonable control, included, as an example, natural calamities, revolts, uprisings, actions of the public authority, fires, earthquakes, flooding, and, in the measure in which they are on national scale: strikes, deficiencies or inadequacy of energy, fuel, members or machinery. In the event a part is afflicted from act of God, it will give written communication to the other part, which, in case such state of act of God lasts beyond 90 consecutive days or accumulated, it will have the right to resolve the present contract of supply.

Article 15 - General Dispositions

15.1 In lack of written authorization the PROVIDER will not have the right to use trademarks or marks and names of the BUYER.

15.2 If one of the parts does not go immediately to be worth the own rights and does not pursue endured as inadequacy of other part to the rising obligations from the present contract that it could not be considered like renunciation to make to be worth such rights or to demand the implementation also of the obligations that had to still expire having in such case the parts to only to make reference to the terms of prescription.

15.3 The present contract and the straight rights related to the ones will not obligate the other part and cannot be transferred to third parties; without the express written agreement of the other part, except that the BUYER and PROVIDER or other society of the group will be able to transfer the present contracted to whichever previous specification of the same one and however in the respect of concession that are contracted.

TRIM HOLDING CORPORATION
Ronald ... ABERCROMBIE
President/C.E.O.

15.4 Except previewed how much to article 15.3, the present contract will be binding for the parts and their successors, in spite of whichever fusion, acquisition or change of the share property of a party.

15.5 Eventual modifications or added to the present contract could be brought of common agreement between the recognized parts for only enrolled not coming otherwise from the contracting other.

15.6 All the communications according to the present contract from a part to the other part will be made to the address indicated to the first page of the same one and therefore:

a) for the BUYER: P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.);
b) for the PROVIDER: Via Cipro n. 72 - 25124 Brescia (Italy).

15.7 The present contract and the relational ones herein enclosed; they constitute integrating part, they cancel and they replace every previous understanding, contract or agreement between the parts on the argument object of the present contract.

15.8 Detention remaining established to how much agreed to the article 11, nothing in the present contract could be meant like limitation for the BUYER in its activities of search, development, production and commercialisation of whichever product, included those similar ones to PRODUCTS, obviously not covered from license.

15.9 All banking expenses that will result from this contracted document in relation to the payments to carry out, are to charge of respect to the contracting party.

Article 16 - Arbitrage

16.1 Whichever controversy arises between the parts that cannot be resolved of common agreement between the same parts and the other regarding the interpretation, the execution, the lacked execution, the resolution of the present contract or that however results between the parts in relation the present contract will be resolved by exclusive right for through of arbitrated in agreement with Regulations for Arbitrated of the International Chamber of Commerce of Paris (France). The arbitrated one will keep to Paris (France). The Court arbitrates them will consist in a single name arbitrator of understanding between the parts or, in lack of an agreement, from the President of the International Chamber of Commerce of Paris, upon request of the more diligent part. The entire procedure arbitrates them, even included the relative appearances and exchanges of memories, will be carried out in French language. Whichever decision of the Court arbitrates will be rendered to them for enrolled, in French, and will have adequately to be

MATRI s.r.l.
L'Amministratore Unico
(Mariaemma Trivella)

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

motivated. The execution of the decision arbitrates them, or the procedure for its decision and its successive execution, to second of demanded how much and concurred from the applicable Law, it could be started before any Court of any nation. In spite of everything indicated how much over every one of the parts will be able to intent an adverse action the other party of before any competent Court of the place where said part has the address, if and in how much it is not possible to make to execute the decision arbitrates them, the applicable Law being in such case that one of the part summoned person.

Article 17 - Applicable Law

17.1 The present contract is agreed and underwritten and ruled by the civil and commercial Italian Law.

Brescia (Italy), 11/10/2006

Matri S.r.l.
(Mariaemma Trivella)

MATRI s.r.l.
Via Cipro n. 72 - 25124 Brescia (Italia)
Telefono +39.030.2423494 - Fax +39.030.2423533
Homepage: www.iflor.com - E-mail: info@iflor.com
Cap. Soc. i.v. € 1.000.000 - R.E.A. di Brescia n. 470234
Codice Fiscale e Partita I.V.A. 02687230983

Trim Holding Corporation
(Ronald James Abercrombie)

TRIM HOLDING CORPORATION

CORPORATE SEAL - TRIM HOLDING CORPORATION - Symbol TRHM

Reference page 4 point 5.2 - a)
MATRI S.r.l. Listed Shares

Beneficiary	Size	Class	Nominal Value $US	Number Certificates	Total Stock	Total Value $US	Identification Numbers
Matri S.r.l.	1.000.000	CS2	7,00	5	5.000.000	35.000.000,00	from 96 to 100
Matri S.r.l.	500.000	CS2	7.00	10	5.000.000	35.000.000,00	from 101 to 110
Total Matri S.r.l.				15	10.000.000	70.000.000,00	

For acceptance:

MATRI s.r.l.
Via Cipro n. 72 - 25124 Brescia (Italia)
Telefono +39.030.2423494 - Fax +39.030.2423533
Homepage: www.iflor.com - E-mail: info@iflor.com
Cap. Soc. i.v. € 1.000.000 - R.E.A. di Brescia n. 470234
Codice Fiscale e Partita I.V.A. 02687230983

TRIM HOLDING CORPORATION
- Symbol TRHM -

TRIM HOLDING CORPORATION - Symbol - TRHM - CORPORATE SEAL

CONTRACT FOR GRANTING WORLD EXCLUSIVE LICENSES

(Validity of the contract: 10 years from 01/01/2007 to 12/31/2016)

Between

ALLKEY UK Ltd.

&

GENIUS TECHNOLOGY UK Ltd.

and

TRIM HOLDING CORPORATION

CONTRACT FOR GRANTING WORLD EXCLUSIVE LICENSES

(Validity of the contract: 10 years from 01/01/2007 to 12/31/2016)

Between:

ALLKEY UK Ltd.
(Company Number 5830842 - Cardiff Company House)
&
GENIUS TECHNOLOGY UK Ltd.
(Company Number 5834454 - Cardiff Company House)

both based in Cannock - Staffordshire WS11-1BP, 57-61 Market Place, England (hereafter also denominated "A&G"), in person of the Director Mrs. Mariaemma Trivella, born in Concesio (Brescia - Italy) on 01/26/1954 resident at San Vigilio di Concesio (Brescia - Italy) in via Valsorda 55/a, Tax Card Number TRV MMM 54A66 C648M, who enjoys plenipotentiary powers conferred by the companies;

and

TRIM HOLDING CORPORATION
(Symbol: TRHM)

with Head Office Address at 330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.) and P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.), Federal Tax I.D. 20-5272496, in the person of the President and C.E.O. Mr. Ronald James Abercrombie (hereafter also referred to as "R.J.") US citizen, born in Illinois (U.S.A.) on 05/15/1949, holder of US Passport no. 134182850, who enjoys plenipotentiary powers conferred by the company.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

Definitions:

"A&G" Indicates the two English companies Allkey & Genius.

"Trim" Indicates the company Trim Holding Corporation.

"R.J." Indicates the President and C.E.O. of the Trim company.

"Parties" Indicates the Parties - A&G, Trim and/or R.J. - who before agreeing to make the present contract met several times, both in Europe and in the United States of America.

"Products" Indicates all the equipments and machinery and/or installations: Iflor, Family Separator, Autoload System, Central Systems and Master Separator.

"Contract" Indicates the present contract for granting licenses for world exclusivity.

"Technology" Indicates the Patents, Trade Marks, Know-How, Machinery, Installations and Products owned by A&G.

"Know-How" Indicates the intellectual property of A&G referring to the whole technological process consisting of:

1. Various technical information on the procedure and technological, operative and applicative modalities transmissible by direct person-to-person contact.
2. The results of direct and practical experiments, complemented with functions and explanations demonstrated and substantiated with drawings, writings, notes and computer support items.
3. Instruments, machinery and/or installations by means of which the procedure has been executed.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

Whereas:

1. A&G is the owner of licenses at international level referred to Patents, Trade Marks, Know-How (attachment A), machinery, installations and products named:

Iflor - www.iflor.com

2. A massaging, an-allergic device, without counter-indications, which may be used with or without the help of the hands in any circumstances of time or place. Applied for a few minutes on the desired points of the body, generates benefits from the first seconds.

Family Separator - www.familyseparator.com

3. Ecological domestic appliance, of modest size, reliable, safe, hygienic and easy to install, which sorts, reduces, separates and compacts refuse (with reduction of volumes of 80%), in home and public environments. The upper flat part of Family Separator opens and makes it possible to introduce, in the appropriate cavity, the household waste made up of organic materials, paper, plastic, glass, cloth, metals, etc. After the passage of the refuse from the said cavity to the mechanisms for sorting, reduction and separation, the materials thus reduced and sub-divided are automatically passed to an appropriate chamber for compacting and then to the comparmentalized recovery bag underneath.

Autoload System - www.autoloadsystem.com

4. Automatic system which among other things performs the task of recovering the refuse accumulated in the bags of the Family Separator, and once they have been emptied, automatically proceeds to washing and sterilizing them.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

Central Systems - www.centralsistemi.com

5. Installation capable of emptying the various materials from the compartments of the Autoload System and, after selection, channels them through appropriate hoppers towards the Master Separator, where they are treated and prepared to be sent to the various primary users, and the emptied compartments are washed and sterilized automatically.

Master Separator - www.masterseparator.com

6. Installation using a revolutionary procedure which separates the organic and/or inorganic materials, and represents one of the major novelties in the field of the separation of solid, gaseous and liquid micro-particles, and offers the real possibility of respecting, in the case of organic materials, the basic organoleptic properties without damaging the chemical structure of the molecules. Also, it makes it possible to exploit alternative sources of energy, with relation to the principal sectors of the chemical, pharmaceutical, and food (human and animal) industries, through the general transformation of organic and inorganic products through the use of refuse and agro-industrial waste and/or biomass in general.

Results:

7. Technically these results have been obtained with a series of products, machines and installations, thoroughly tested and industrialized at the international level, with a method such as represents an unquestionable advance in the state of the art of separarating and extracting basic elements.

Know-How:

8. The intellectual property of A&G is subject to constraints and agreements between the Parties.

TRIM HOLDING CORPORATION
Ronald [illegible] ABERCROMBIE
President/C.E.O.

Specifications made by A&G and Trim:

9. A&G declares that it has all the technical knowledge and knowledge of production necessary for the manufacture of the products.

10. A&G in full good faith affirms: that all the payments to maintain the Patents in force have been paid regularly, and that the rights conceded to Trim are not subject to any constraint for earlier rights of any third party.

11. From an accredited study regarding the commercialization of the cited products, and given the potential receptivity of the market, it is concluded that within ten years they could generate a turnover of several billion $US.

12. R.J. has over twenty five years of diversified experience in the oil and gas industry. He has degrees in Business Management, Marketing/Finance and studies in Petroleum Engineering and Geology. He has held key management positions with Natural Resources Group (a subsidiary division of W.R. Grace Companies). He has also owned and managed drilling and well servicing companies, and oil & gas production companies in Oklahoma, Kansas and Texas. He has managed the drilling and remedial workover operations, administrative operations, acquisitions and investments in several hundred oil and gas properties in the continental USA, and has experience dealing with the Oklahoma Corporation Commission and Texas Railroad Commission's periodic filings for well status as required by the various agencies of these states. He also has a background in the petroleum products trading business in the USA, South America, Middle East and West Africa. In 1986, he obtained his NASD Brokers license for securities and investment banking transactions, at which he has remained active in the public securities markets, as both a broker and as a consultant to public and private companies, coordinating merger and acquisition strategies, corporate and legal documentation, SEC filings, Public and Investor Relations.

13. Trim is ready to launch part of its own shares on to the stock exchange (U.S.A.), which make up its company capital of $US 3,650,000,000 represented by 500 million shares divided as follows: 400 million "Common Stock" with the nominal value of $US 7.00 each, and 100 million "Preferred Shares" with the nominal value of $US 8.50 each.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

14. Trim, conscious of the economic and commercial possibilities of the property of A&G, desires to acquire from the same A&G, and through R.J., licenses for the Patents, Trade Marks and Know-How relating to the products discussed above, and to commercialize them exclusively in all parts of the world.

15. R.J., in continuous contact with financial and commercial interests capable of absorbing at least 60 million units of IFLOR, stresses that he is informed of the costs and of the undertakings that Trim must and will have to assume for the acquisition and management of the licenses, and declares his own authority to make the contract in the name of and on account of the Trim company.

16. R.J. specifies that for such acquisitions, Trim will transfer to A&G 260 million of its own shares, of which 200 million of "Common Stock" of a nominal value of $US 7.00 each and 60 million of "Preferred Shares" of a nominal value of $US 8.50. Also, Trim will pay A&G royalty equal to 5% on the annual gross turnover generated from IFLOR and royalty equal to 1.5% on the annual gross turnover generated from KNOW HOW - SEPARATOR SYSTEM and its derivates.

Considering that:

17. These premises are an integral part of the present contract for granting world exclusive licenses, with reference to the Patents, Trade Marks, Know-how and products listed above.

18. Trim will be able to exploit the licenses in all those countries where the related patents apply, at times and according to modes to be agreed between the Parties:

19. The Parties accept to make this contract on 11/05/2006.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

A&G undertakes and promises:

20. To transfer to Trim all the documents, writings, designs and anything else on whatever support it might be that is necessary for the correct development of the Technology.

21. To place at the disposal of Trim staff who are provided with the specific necessary technical competences to assist them during the calibration and application of the Technology.

22. To transfer to Trim all the technical training necessary for the manufacture and testing of the products, including the installations and/or hardware.

23. To ensure that the granting of the licenses which are the object of the present contract will neither impede nor limit in any way the right of Trim to produce or use the acquired properties as they see fit.

Trim undertakes and promises:

24. On signing this contract, to transfer 260 million shares to A&G, sub-divided as follows:

25. 200 million "Common Stock" of a nominal value of $US 7.00 each, as listed in an attachment.

26. 60 million "Preferred Shares" of a nominal value of $US 8.50 each, as listed in an attachment.

27. To place part of the shares of the same on the Stock Market (U.S.A.) too.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

28. To respect that if the above does not take place, taking account of the relevant interests of A&G in the present contract and of the many undertakings, both of financial and industrial characters, assumed by them so far, it should be recognised that A&G may retain in their entirety, as payment for damages, the Trim shares which are transferred to their ownership when the present contract is signed.

29. In such a case, Trim is also granted the faculty of proceeding with the commercialization of the IFLOR device, which could take place in the whole world with the exception of Italy, under conditions which will be agreed between the Parties.

30. To protect and keep as a commercial secret all intellectual property of A&G that is an object of the present contract, and not to spread news concerning the industrial applications in question and to keep all related secrets even if they are not covered by a patent.

31. To pay A&G royalty equal to 5% on the annual gross turnover generated from IFLOR and royalty equal to 1.5% on the annual gross turnover generated from KNOW HOW - SEPARATOR SYSTEM and its derivates, for a period of 10 years (up to 12/31/2016). However, starting from 09/01/2007, Trim will liquidate the Royalties half-yearly, adding the sum relating to the turnover of the preceding six months, and will send this by Swift to the Banking Institution according to indications and banking co-ordinates that will be supplied by A&G.

32. To continue to pay the related royalties, even when the validity of the Rights acquired with the acquisistion of the licenses are contested by any person whatsoever, unless cancellation of the Rights is confirmed with a judicial sentence.

33. To make available % of each yearly balance for the following social purposes: Health, Preventive and Rehabilitation Medicine, Education, Instruction and Training, Scientific Research and Technology, Voluntary Work, Philanthropy and Good Works, International Solidarity Art, Cultural Activities and Goods, and Protection and Assistance to old people.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

34. To consider as strictly confidential all the documents and technical information it learns about in the context of the present contract and not to communicate such documents documents and information to third parties and to take all the necessary precautions (also with regard to their own staff and/or workers) to avoid divulgation, and not to make use of such information outside the limits set in the present contract.

35. To pay all the charges to maintain in force the Patents of A&G, from 09/01/2007 and until 12/31/2016.

All this being allowed and taken into consideration, the Parties agree as follows:

36. That Trim may sub-license the said licenses to their subsidiaries and/or affiliates, as long as these companies participate where the same has a majority shareholding, or at least one equal to half of the company capital and/or where they have control of the the management.

37. That A&G may inspect, even twice a year, the accounts of Trim with the purpose of verifying that the royalty payments correspond to the percentages of the actual amount of sales. A&G undertakes to keep these data confidential and not to use them for purposes different from those specified.

Duration of the Contract:

38. The present contract is valid for ten years (to 12/31/2016) and on expiry of this period will tacitly be renewed for another ten years, if one party has not given notice to the other, within 6 months from the date of expiry by means of a registered delivery letter, of its own intention to withdraw.

Termination of the Contract:

39. At the end of the effective period of the present contract, Trim undertakes to end all use of the license and therefore to end the manufacture, production and commercialisation of the products.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

40. If, when the terms of the contract have expired, there is still a stock of the products, Trim may sell them off over a period strictly limited to six months. At the same time it must return to A&G all documentation relating to the information acquired and it undertakes and promises not to use it and not to divulge it to anyone whatsoever.

Environmental Laws:

41. Only the Trim company will be responsible for the observence or otherwise of environmental laws.

Registration Costs:

42. The costs for registration of the present contract are the responsibility of the Trim company.

Privacy:

43. It will remain understood between the Parties, that the personal data which Trim and A&G come to possess, supplied directly from the other contractor or by other subjects, will be used by the Parties to the present contract solely and exclusively for the purpose of executing the contract itself. Consequent to the signing of the present contract and of the attached module relating to complete information on privacy, Trim and A&G declare explicitly that they give their own consent for the processing of the data involved that are strictly necessary for the purpose set out above.

Press Releases:

44. Each Party undertakes not to use the present contract for the purposes of publicity, it being understood that this does not prevent them from explaining its existence to third parties.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

General Dispositions:

45. In the eventuality that any Tribunal whatsoever or any competent authority whatsoever, European Union authorities being expressly included, should retain or declare any provision of the contract invalid, illegal or ineffective, or indicate the firm intention of refuting the authorisation or exemption for any disposition of the contract, or if any other competent authority should indicate that the Execution of one of the provisions of the contract could expose one or the other of the Parties to sanctions or judicial procedures on the basis of any disposition of law or regulation, then: said provision of the contract will be immediately eliminated from the contract or emended in a manner such as to conform to what is requested or indicated by the Tribunal or by the competent authorities; if one of the Parties sends a request in this sense then the Parties will meet to negotiate in good faith and to agree as quickly as possible on replacement solutions which are valid, in conforminity with the law and freely executable, at the same time taking into consideration all the other dispositions of the contract with the aim of finding a balance between the different interests of the Parties and which makes it possible to fulfill all the aims of the contract as far as this is possible.

Any dispute between the Parties which may not be resolved by common accord between the Parties themselves and which is to do with the interpretation, Execution, missing Execution or the cancellation of the present contract or which arises between the Parties in relation to the present contract will be resolved exclusively through an arbitration procedure in accord with the regulations for Arbitration of the International Chamber of Commerce of Paris (France). The arbitration will take place in Paris (France), in French.

The Tribunal of arbitration will consist of one single referee, nominated jointly by the parties or, if there is no agreement, by the President of the International Chamber of Commerce of Paris, at the request of the most diligent party. The entire procedure of arbitration, including the related appearances and exchange of memoranda, will be carried out in the French language. Any decision of the arbitration Tribunal will be given in writing, in French, and must be adequately explained.

The Execution of the arbitration decision, or the procedure for the decision and subsequent Execution, as demanded and consented by the applicable laws, may then be taken before any Tribunal whatsoever of any nation whatsoever.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

Notwithstanding all the above, either of the Parties may attempt a legal action against the other Party, before the competent Tribunal of the place where said party has its domicile, if it was not possible to come to a judicial decision; the applicable law in such a case will be that of the convening party.
Between the Parties this should take place in ways they find opportune but barring the opportunity to carry it out or confirm it by registered letter.

Comunications between the Parties:

46. Communications relating to the interpretation and operationality of the present contract should be sent to the domiciles of the Parties, as specified at the heading of the present contract, i.e.:

47. For A&G to the Registered Office: Cannock - Staffordshire WS11-1BP, 57-61 Market Place, England.

48. For Trim: P. O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.).

Points:

49. The attachments, approved by the Parties, are an integral part of the present contract.

50. All preceding agreements and/or pacts are replaced by this Contract.

51. Any later modification and/or correction of this contract, for the sentences numbered **1.** to **52.**, must be specifically approved in writing by the Parties.

52. This contract is issued and made in England.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

Read, confirmed and signed.

<u>**Cannock (England) 11/05//2006**</u>

Allkey Ltd. & Genius Technology Ltd.
(Mariaemma Trivella)

ALLKEY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5830842

GENIUS TECHNOLOGY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5834454

Trim Holding Corporation
(Ronald James Abercrombie)

TRIM HOLDING CORPORATION
- Symbol TRHM -
Head Office Address:
330 Rayford Rd., Nr. 124 - Spring, Texas 77386 (U.S.A.)
Mailing Address:
P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.)
Tel. +1(281) 419.9277 - Fax: +1 (281) 419.9270
Web Site: www.trimholdcorp.com - E-mail: info@trimholdcorp.com

TRIM HOLDING CORPORATION - CORPORATE SEAL - Symbol TRHM

Attachment "A"

PATENTS

PCT IT/00/00242
TRADE MARK (THREE CIRCLES) BS/99/C/000267
REPUBLIC OF SOUTH AFRICA 2001/2557 - HUNGARY 72.340/DO/Eff
NEW ZEALAND 510784 - MOROCCO 26158 - NORWAY 319700
TURKEY TR200100914B - REPUBLIC OF KOREA 7,003,852/2001
UNITED STATES OF AMERICA US 6,685,660 B1 - SLOVAKIA PO0437-2001S
INDIA IN/2001/00337 - MEXICO 232187 - SINGAPORE P-79867
POLAND P347039 - CROATIA 20010242A - CANADA 2,345,653 - CHINA 171290
RUSSIA 2246925 - BULGARIA 63657 - ITALY 01310051 - AUSTRALIA 781667
CZECH REPUBLIC PV2001-1116 - BRAZIL PI0006971-0 - UKRAINE P-1292
YUGOSLAVIA P-235/2001 - JAPAN 2001-513361 - INDONESIA WO0108628
ISRAEL P-4064-IL

EUROPE 00940753.7-2310/1117363
ALBANIA - AUSTRIA - BELGIUM - FRANCE
DENMARK - FINLAND - GREAT BRITAIN
LITHUANIA - GERMANY - GREECE - IRELAND - PORTUGAL
LATVIA LIECHTENSTEIN - NETHERLANDS - LUXEMBOURG - MONACO
ROMANIA - SLOVENIA SPAIN - SWITZERLAND - SWEDEN.

KNOW-HOW

The know-how related to Family Separator, Autoload System,
Central Systems and Master Separator is subject to private agreements between the Parties.

TRIM HOLDING CORPORATION
Ronald James ABERCROMBIE
President/C.E.O.

Trim Holding Corporation

List of shares for the Company **Allkey Ltd.**

Refers to points 25 and 26

Beneficiary	Size	Class	Nominal Value $US	Number Certificates	Total Stock	Total Value $US	Identification Numbers
Allkey Ltd.	5.000	PS1	8,50	30	150.000	1.275.000,00	from 44 to 51, from 138 to 151, from 223 to 230
Allkey Ltd.	10.000	PS1	8,50	35	350.000	2.975.000,00	from 52 to 60, from 103 to 111, from 152 to 168
Allkey Ltd.	20.000	PS1	8,50	25	500.000	4.250.000,00	from 61 to 66, from 112 to 117, from 169 to 181
Allkey Ltd.	50.000	PS1	8,50	20	1.000.000	8.500.000,00	from 67 to 71, from 118 to 122, from 182 to 191
Allkey Ltd.	100.000	PS1	8,50	20	2.000.000	17.000.000,00	from 72 to 76, from 123 to 127, from 192 to 201
Allkey Ltd.	200.000	PS1	8,50	5	1.000.000	8.500.000,00	77, 128, from 202 to 204
Allkey Ltd.	500.000	PS1	8,50	20	10.000.000	85.000.000,00	from 78 to 82, from 129 to 133, from 205 to 214
Allkey Ltd.	1.000.000	PS1	8,50	15	15.000.000	127.500.000,00	from 83 to 86, from 134 to 137, from 215 to 222
Allkey Ltd.	5.000.000	CS2	7,00	20	100.000.000	700.000.000,00	from 6 to 25
Total Allkey Ltd.				190	130.000.000	955.000.000,00	

For Acceptance:

ALLKEY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5830842

GENIUS TECHNOLOGY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5834454

TRIM HOLDING CORPORATION
- Symbol TRHM -
Head Office Address
330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.)
Mailing Address
P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.)
Tel. +1(281) 419.9277 - Fax +1 (281) 419.9270

TRIM HOLDING CORPORATION - Symbol - TRHM - CORPORATE SEAL - NOT

Trim Holding Corporation

Share List for the Company **Genius Technology Ltd.**

Refers to points 25 and 26

Beneficiary	Size	Class	Nominal Value $US	Number Certificates	Total Stock	Total Value $US	Identification Numbers
Genius Technology Ltd.	5.000	PS1	8,50	30	150.000	1.275.000,00	from 1 to 8, from 231 to 238, from 274 to 287
Genius Technology Ltd.	10.000	PS1	8,50	35	350.000	2.975.000,00	from 9 to 17, from 239 to 247, from 288 to 304
Genius Technology Ltd.	20.000	PS1	8,50	25	500.000	4.250.000,00	from 18 to 23, from 248 to 253, from 305 to 317
Genius Technology Ltd.	50.000	PS1	8,50	20	1.000.000	8.500.000,00	from 24 to 28, from 254 to 258, from 318 to 327
Genius Technology Ltd.	100.000	PS1	8,50	20	2.000.000	17.000.000,00	from 29 to 33, from 259 to 263, from 328 to 337
Genius Technology Ltd.	200.000	PS1	8,50	5	1.000.000	8.500.000,00	34, 264, from 338 to 340
Genius Technology Ltd.	500.000	PS1	8,50	20	10.000.000	85.000.000,00	from 35 to 39, from 265 to 269, from 341 to 350
Genius Technology Ltd.	1.000.000	PS1	8,50	15	15.000.000	127.500.000,00	from 40 to 43, from 270 to 273, from 351 to 357
Genius Technology Ltd.	5.000.000	CS2	7,00	20	100.000.000	700.000.000,00	from 1 to 5, from 41 to 55
Total Genius Technology Ltd.				190	130.000.000	955.000.000,00	

For Acceptance:

ALLKEY
57-61 Market Place - Cannock
Staffordshire WS11 1BP - England
Company Number 5830842

GENIUS TECHNOLOGY
57-61 Market Place - Cannock
Staffordshire WS11 1BP England
Company Number 5834454

TRIM HOLDING CORPORATION
- Symbol TRHM -
Head Office Address:
330 Rayford Rd., No. 124 - Spring, Texas 77386 (U.S.A.)
Mailing Address:
P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.)
Tel. +1(281) 419.9277 - Fax: +1 (281) 419.9270

TRIM HOLDING CORPORATION - CORPORATE SEAL - Symbol TRHM

FAIR VALUE ASSESSMENT
OF COMMERCIAL LICENCES

The undersigned Matteo Bignotti, born in Brescia (Italy) on 01/06/1967 and resident in Gardone V.T.(Brescia - Italy), in Via Zanardelli no. 24, listed on the Register of Chartered Accountants and Tax Consultants of Brescia (Italy) at no. 528,

On 01/12/2006, I was commissioned by ALLKEY Ltd., (Company Number 5830842, Cardiff Company House) and GENIUS TECHNOLOGY Ltd. (Company Number 5834454, Cardiff Company House), both current in Cannock, Staffordshire WS11-1BP, 57-61 Market Place, England (hereinafter also referred to as "A&G") and both administered by Director Ms. Mariaemma Trivella, born in Concesio (Brescia - Italy) on 26/01/1954 and resident in San Vigilio di Concesio (Brescia - Italy) in Via Valsorda 55/a, Tax Code TRV MMM 54A66 C948M, to determine the fair value attributable to the commercial licences held by the companies on that date.

I have accepted the commission to prepare a valuation of the commercial licences referring to Patents and Know-How described below, and have drafted this valuation on the basis of the documents received from the clients and also the following companies:

A. Trim Holding Corporation, whose Head Office is at 330 Rayford Rd. no. 124 - Spring, Texas 77386 (U.S.A.) and P.O. Box 9326 - The Woodlands, Texas 77387 (U.S.A.), Federal Tax Id. 20-5272496, President and Chief Executive Officer Mr. Ronald James Abercrombie, US citizen, born in Illinois (U.S.A.) on 15/05/1949, holder of US passport no. 134182850; (hereinafter referred to as THC).

B. MATRI, current in Brescia (Italy) Via Cipro no. 72, VAT no. 02687230983, Economic Administrative Index of Brescia no. 470234 dated 03/10/2005, Sole Director and Legal Representative of the company Ms. Mariaemma Trivella, born in Concesio (Brescia - Italy) on 26/01/1954, resident in San Vigilio di Concesio (Brescia - Italy) in Via Valsorda 55/a, Tax Code TRV MMM 54A66 C948M; (hereinafter referred to as MATRI).

The following index is designed to provide an overview of the matters dealt with and is also included for ease of reference.

CONTENTS

1. Preamble.

Intangible assets are the knowledge base of any organisation.

In the broader sense of the term, this knowledge base contains not only the know-how of individuals but also that of the company, closely related to its organisation, and also a whole series of information deriving from internal relations which define what we call "corporate culture" and external relations which define a company's reputation in the marketplace.

2. Object of the Valuation.

This valuation relates to the commercial licences for Patents and related Know-How of:

a. IFLOR - (Web Site: www.iflor.com).
Hypoallergenic massaging device with no contra-indications. May be used with and/or without the hands at any time and in any place. When used for a few minutes on any part of the body, it generates instant benefits.

b. Know-How - Separator System (Web Site: www.separatorsystem.com) and derivatives including the following four areas:

Family Separator - (Web Site: www.familyseparator.com).
An eco-friendly domestic appliance. Modest space requirements, reliable, safe, hygienic and easy to install. It shreds, reduces, separates and flattens waste (reduces volumes by 80%) in households and public environments. The flat upper part of the Family Separator is a lid which opens so that various waste formed of organic material, paper, plastic, glass, material, metal, iron and others can be inserted. After the waste has transited through the cavity into the shredding, reducing and separating mechanisms, the sorted and reduced material is automatically transferred to a flattening chamber and then into the compartmentalised case below.

Autoload System - (Web Site: www.autoloadsystem.com).
Truck, which among other things performs the task of sorting the waste which has accumulated in the cases of the Family Separator. Once they have been emptied it automatically washes and sterilises them.

3. Central Sistemi - (Web Site: www.centralsistemi.com).
System which empties the various materials from the Autoload System compartments. After sorting them, using special hoppers it channels them to the Master Separator, where they are treated and prepared for dispatch to the various primary users. The emptied compartments are automatically washed and sterilised.

5

4. Master Separator - (Web Site: www.masterseparator.com).
System which uses a revolutionary process to separate organic and/or inorganic materials. It is one of the most important new developments in the field of separating solid, gaseous, and liquid microparticles. It can also respect the organoleptic properties of organic material without destroying the chemical molecule. It also allows use of alternative energy sources for the main sectors of the chemical, pharmaceutical, food (human and animal) industries, the conversion of organic and inorganic products through the use of agro-industrial waste and biomasses in general.

To treat the shredded, separated and compacted waste from 10,000 Family Separators, the following are required: 10 Autoload Systems; 1 Central Sistemi and 1 Master Separator (called a module).

3. Purpose of the Valuation.

The valuation is designed to determine the fair value of the commercial licences for Patents and Know-How so that they can be used for commercial gain.

4. Reference Date.

The value of the overall object of this valuation is based on provisional valuations made on 20/12/2006.

It is agreed that this valuation is based on provisional data since the companies holding the commercial licences are in the start-up phase and there are no consolidated financial statements available.

5. Licences Held and Granted.

On 31/07/2006, the holders granted the licences for Patents and Know-How to which this valuation refers, to the companies A&G with a ten-year renewable agreement expiring on 31/12/2016.

On 05/11/2006 these licences were transferred by A&G to THC under a ten-year renewable licence agreement expiring on 31/12/2016.

Under this last agreement, as of the date of this valuation, the company holding the licences for Patents and Know-How to which this valuation refers, is THC (as sub-licensee).

I should point out that the clients who commissioned this valuation are A&G.

I should also mention that a member of A&G, both as director and majority shareholder, is Mr. Luciano Marinelli born in Sarezzo (Brescia - Italy) on 10/08/1943 and resident in Iseo (Brescia Italy) in Via Roma Trav. XII n. 10, Tax Code MRN LCN 43M10 I433N, a well-known Italian industrialist operating in various sectors (Some of the main companies in which he holds the position of Director and Shareholder are: Metra S.p.A., Web Site: www.metra.it, www.metracanada.com; Hopa S.p.A., Web Site: www.hopa.it).

6. Description of the Object and Current Status.

The commercial licences for Patents and Know-How to which this valuation relates are described in the Patents and relevant protected countries. They are listed below:

PCT IT/00/00242 - BRAND (THREE CIRCLES) BS/99/C/000267 - REPUBLIC OF SOUTH AFRICA 2001/2557 - HUNGARY 72.340/DO/Eff - NEW ZEALAND 510784 - MOROCCO 26158 - NORWAY 319700 - TURKEY TR200100914B - REPUBLIC OF KOREA 7,003,852/2001 UNITED STATES OF AMERICA US 6,685,660 B1 - SLOVAKIA PO0437-2001S - INDIA IN/2001/00337 - MEXICO 232187 - SINGAPORE P-79867 - POLAND P347039 - CROATIA 20010242A - CANADA 2,345,653 - CHINA 171290 - RUSSIA 2246925 - BULGARIA 63657 ITALY 01310051 - AUSTRALIA 781667 - CZECH REPUBLIC PV2001-1116 - BRAZIL PI0006971-0 - UKRAINE P-1292 - YUGOSLAVIA P-235/2001 - JAPAN 2001-513361 INDONESIA WO0108628 - ISRAEL P-4064-IL - EUROPE 00940753.7-2310/1117363: ALBANIA - AUSTRIA - BELGIUM - FRANCE - DENMARK – FINLAND - GREAT BRITAIN LITHUANIA - GERMANY - GREECE - IRELAND - PORTUGAL - LATVIA LIECHTENSTEIN - NETHERLANDS - LUXEMBOURG - MONACO - ROMANIA SLOVENIA SPAIN - SWITZERLAND - SWEDEN.

Please also note that there is specific Know-How for implementation of production Technologies designed to implement the IFLOR product effectively.

On the technology side, there is also Know-How regarding the marketing of the product within a commercial network that has already been approved.

The Know-How - Separator System includes:

- Family Separator;

  Autoload System;

- Central Sistemi;

Master Separator;

and is subject to private agreements covered by secrecy obligations (Patents, Industrial Secrets etc. relating to the Technology for the Separator System).

In particular, the Master Separator is a plant/system that should be paired with the Family Separators.

The Master Separator is extremely important not only for the waste generated by the Family Separators, but also for the main sectors of the chemical, pharmaceutical, food (human and animal) industries, and the conversion of organic and inorganic products through the use of agro-industrial waste and biomasses in general.

Master Separator Technology is also useful for programmed industrial purposes and concerns a complex of diagrammed machines and plant (system and/or systems) to process urban and/or agricultural waste from crops and/or industrial processing, through the molecular separation of biomasses.

The process implemented by the Master Separator Technology can yield a large variety of products from the biomasses.

In particular, molecular separation refers to the waste and/or derivates from barley, oats, rye, rice, alga lemna, alfalfa and others (bran, residues from cleaning and polishing, husks, chaff, etc.).

Master Separator Technology can also resolve problems caused by the use of organic and inorganic waste in general, through "Personalised Diagramming" which generates new energy resources and extracts (without generating polluting effluent) the fibres and proteins, cellulose and anything else contained in the waste and/or refuse from the catering industry, butcher's trade, etc.

List of some of the products which can be obtained using Master Separator Technology: starch, sugars, plastics, cellulose, paper waste, digestible fibres, green fuels, vegetable proteins, solid and liquid fuels with zero environmental impact.

The products obtained using Master Separator Technology can be used as follows: in the food industry (human and animal), the chemical industry and/or the processing of agro-food products in general.

There are many benefits of Master Separator technology. They include:

New outlets for surplus farming products.

17

- Production of biodegradable materials at competitive prices.
- Disposal of agro-industrial residues and enhancement of local resources, with no polluting residues.

No other asset or liability other than those indicated above will be the subject of a commercial licence, nor will it be included in this valuation.

In order to provide a valuation of the intangible assets to which this valuation relates, the company's situation and objectives must be used as a base, with reference to the general characteristics and business processes.

In this regard I would first of all point out that it has been decided to consider only the R&D and marketing nature of THC, by virtue of a 10-year licence agreement entered into between THC and A&G.

This valuation is based in particular on the data supplied by THC, which has determined the following sales targets for the term of the licences.

This analysis should certainly be updated after the first year of business for the purposes of the impairment test:

a. Prudential sale of 60,000,000 IFLORs at $US 18.00 each, over 10 years.

b. Prudential sales for the Separator System over 5 years:

   10,000,000 Family Separators at a unit price of $US 1,610;

   2. 10,000 Autoload Systems at a unit price of $US 190,000;

   3 1,000 Central Sistemis at a unit price of $US 3,500,000;

   4. 1,000 Master Separators at a unit price of $US 2,500,000;

   Given the implementation of technology and potential profits, the prudential sale for the next 5 years will increase by 20% compared to the first five year period.

7. Location of Production.

Under the agreements entered into on 10/10/2005 and 13/12/2005 between the holders (of the Patents, Know-How and derivatives) and MATRI, the latter is the world producer and distributor (for Italy only) of the invention known as IFLOR.

M

The centre of reference designated, in agreement with THC, for the production of all the products and/or systems and/or machinery and/or other, deriving from the Patents and Know-How licences and forming the object of this valuation, is MATRI, in the capacity of General Contractor.

It is important to note that one of the major shareholders is Mr. Luciano Marinelli, born in Sarezzo (Brescia - Italy) on 10/08/1943 and resident in Iseo (Brescia - Italy), Via Roma Trav. XII n. 10, Tax Code MRN LCN 43M10 I433N, a well-known Italian industrialist operating in various sectors (Some of the main companies in which he holds the position of Director and Shareholder are: Metra S.p.A., Web Site: www.metra.it, www.metracanada.com; Hopa S.p.A., Web Site: www.hopa.it).

In support of the above, it is also important to mention that a 5-year supply agreement was entered into on 10/11/2006 between THC, holder of the licences in question, and MATRI, the reference centre for all the products, plant, machinery and other derivatives from the Patents and Know-How licences.

The agreement relates to 30,000,000 IFLOR devices with supplies to commence from September 2007.

MATRI is currently planning the production line in order to fulfil this agreement in terms of quantities and timing.

Another point to note as regards possible effects on the value of the tangible and intangible assets is the reduced significance of investments in tangible assets in relation to the potential value of the knowledge acquired.

THC has actually acquired intangible assets divided into licences for Patents, Know-How and Industrial Secrets.

The above provides further confirmation that the acquisition of Patents, Know-How and Industrial Secrets will not enable the buyer to start production immediately, but he will be able to implement the object of the acquisition quickly and safely.

It follows that the licensee of the Patents and Know-How will have to make significant extra investments after obtaining the necessary resources, possibly through separate agreements with the companies which have granted the Patents and Know-How.

8. Products, Plant and Machinery.

The assets obtained through implementation of the licences for Patents, Know-How and Industrial Secrets consist of the products, plant and machinery listed above.

9. Market, Customers, Sales Network.

The research, development and subsequent marketing of Technology by THC, as it is expressly original and not limited by competitors, potentially represents a significant share of the international market.

Much of the production is destined for the global market, following suitable implementation in each situation.

It will be possible to acquire a distribution and marketing capacity very quickly, so that the technologies acquired can be implemented in the most effective way and launched onto the market.

10. Turnover and Foreseeable Profit.

THC's total forecast revenue from sales is as follows:

Predicted sales of IFLOR:

a. IFLOR: 60,000,000 items at $US 18.00 each for a total revenue of $US 1,080,000,000.

   Throughout the term of the licence, under the contract A&G would be paid 5% royalties on the total sales, giving a total of $US 54,000,000.

b. Technology - Separator System: prudential sales target determined by THC for the first 5 years:

   Family Separator 10,000,000 items at an estimated unit price of $US 1,610.
   Total Family Separator $US 16,100,000,000.

   2. Autoload System 10,000 items at an estimated unit price of $US 190,000.
   Total Autoload System $US 1,900,000,000.

   3. Central Systems 1,000 items at an estimated unit price of $US 3,500,000.
   Total Central Systems $US 3,500,000,000.

   4. Master Separator 1,000 items at an estimated unit price of $US 2,500,000.
   Total Master Separator $US 2,500,000,000.

Total sales target for Separator System Technology over the first 5 years: $US 24,000,000,000.

P7

Over the following 5 years, the discounted prudential estimate increases by 20% compared to the first five years, hence the total sales target for Separator System Technology with the use of the ten-year licence is $US 52,800,000,000.

Throughout the term of the ten-year licence, under the contract THC must pay A&G 1.5% of the royalties of THC's total sales, giving a total of $US 792,000,000.

Therefore, the total future royalties generated from the sale of products, machinery and plant from the Patents and Know-How licences in question, governed by the relevant licence agreement entered into on 05/11/2006 by A&G and THC, total $US 846,000,000.

Under the commercial licence agreement entered into on 31/07/2006 by A&G, with the holders of all the Patents, Know-How and derivatives, A&G would have to pay 20% of the royalties received by THC for a total of $US 169,200,000.

Although these values must be interpreted in the light of the recent intention to acquire technologies and know-how to proceed with implementation (2006), they are certainly considerable, but with potential for implementation which is possible if backed by suitable economic resources required for productive, organisational and commercial realisation.

11. Assessment Methods Used at the Pre-Valuation Stage.

I have organised several meetings with the directors of A&G and MATRI.

During these meetings, I requested and studied the general documents which were needed to acquire basic information about the technologies which form the object of this valuation.

I have seen the objectives of THC and the intention to promote the technologies possessed by A&G, as well as a report relating to the technologies in question and the information they contain.

I have obtained information relating to production, the products and market in which THC operates, and carried out checks on the existence of intangible assets: Licences, Patents, Know-How and Industrial Secrets.

The author of this document is aware of the confidential aspects of the technologies in question and will take account of these when determining the value of the intangible assets.

12. Valuation Method.

The consolidated valuation methods for intangible assets include the following:

17

25% (25% Rule of Thumb).

Industrial Standard.

Ranking with Benchmark I.P.A..

Reference to Patents.

- Disaggregated Methods.

Black-Scholes method.

- Monte Carlo method.
- C.A.V., Competitive Advantage Valuation.

Specifically, in this valuation, the following methods will be applied:

Industrial Standard, which refers to the prevailing royalty in comparable transactions.

This standard does not value the intangible assets as such, but in relation to their earning capacity. It is also called the 3-5% method.

Reference to Patents.

Patent Count (a count of the number of patents), as an indicator of the level of research and related expenses.

Payment of Maintenance Fees which indicates the quantity of the patent portfolio (the valid patents are maintained in force).

Prior Art Citation. This takes account of citations made in other patents of the patent to be valued (Forward Citations: a high number of citations indicates the importance of the technology), or citations in previous publications made in the patent (Backward Citations: state of the art citations measure the level of technology).

Prior Art Citations can easily be checked electronically but there are specialised companies which can provide a more accurate valuation.

Criteria relating to patents are those which value the income generated by patents and the total expenses for research and development (both in absolute figures and in relation to sales).

The valuation criteria are chosen in accordance with the purpose of the valuation itself.

In the case of licences for Patents, Know-How and Industrial Secrets, the expert's valuation is important in terms of reference to predicted future use of the intangible assets themselves.

As a result, the purpose of the valuation should not be to determine the value which can be prudentially attributed to all of these intangible assets, but reflects their likely market value, considering the best conditions for implementation, and last but not least the financial resources required for their implementation and commercial use.

As regards valuation criteria, various methods have been elaborated by economic and business theory and professional practice.

Having analysed the general characteristics of the commercial licences, the Patents, Know-How and Industrial Secrets in question, and the quality of the data available, I considered it appropriate to use the Industrial Standard and Reference to Patents methods.

This decision was founded on the above mentioned non-prudential purpose of the valuation: since the expected results are certainly positive, a calculation of the goodwill would produce a positive value that should be subtracted from the results obtained from the equity method, which would thus reduce the overall value of the intangible assets.

13. Existence of Any "Formulas" Regarding Industrial Secrets.

I have been informed of the existence of this type of document, however due to their sensitive nature they cannot be viewed at this stage of negotiations between A&G and THC.

However, we must consider that the knowledge required to implement the technologies in question are sensitive and of significant importance to ensure correct use. They can be transferred to the purchaser at the time when they become indispensable for implementation of the technologies in question.

14. Conclusions.

The following conclusions can be drawn for A&G as regards an estimate of the value of the licences for patents, know-how and industrial secrets in question:

ï>

Royalties Due:

• Royalties for IFLOR:	$US	54,000,000
• Royalties for Separator System:	$US	792,000,000
Total Royalties Due:	$US	846,000,000

Royalties to Be Paid:

Total Royalties to Be Paid:	$US	169,200,000

In conclusion, the prospective commercial value of the licences in question, gross of any taxes and any other related expenses, is:

676,800,000

Brescia (Italy), 20/12/2006

The Valuer

Documents received for the purposes of this valuation:

A&G company profiles.

- THC company profile.

- MATRI company profile.

- Agreements granting worldwide licences for production and sale (Italy only) of the IFLOR device, between holders and MATRI.

Worldwide licence agreement for Patents and Know-How, granted by holders to A&G.

- Worldwide licence agreement for Patents and Know-How, granted by A&G to THC.

- THC's 5-year distribution and sales plan for the IFLOR invention.

- Supply agreement between MATRI and THC, regarding IFLOR.

- THC's projections for sales and distribution regarding the Separator System Technology.

Brescia (Italy), 20/12/2006

The Valuer

EC DECLARATION OF CONFORMITY

*The undersigned **Mrs. Mariaemma TRIVELLA** representing the following manufacturer:*

MATRI S.r.l.
Via Cipro, 72 - 25124 Brescia (Italia) - Tel.: **+39.030.2423494** - Fax: **+39.030.2423533** - Numero Verde: **800-887.771** Web-Site: **www.matri.it - www.iflor.it** - E-mail: **info@matri.it - info@iflor.it**

Here with declares that the product:

IFLOR

Is in conformity with the provisions of the following EC directives:

Reference n.	*Title*
93/42/CEE - 6.14.1993	**Medical Equipment**

And that the standards and/or technical specifications reference have been applied.

Last two digits of the year in wich the CE marking was affixed: 05.

References of standards and/or technical specifications applied for this declaration of conformity, or parts there of:

- *Harmonized standards:*

Nr.	*Issue*	*Title*	*Parts*
EN 60601-1	**1991**	*Safety of medical eletrical equipment - Part 1: General requirements*	*Total*
+A1+A11+A12	**1994**		
corrig. A1/A11/A12	**1995**		
corrig. EN 60601-1	**1995**		
A13	**1997**		
A2	**1997**		
EN 60601-1-2	**1998**	*Safety of medical eletrical equipment - General requirements.* *Part 1: General requirements for safety.* *Part 2: Collateral standard: Elettromagnetic compatibility - Requirements and tests*	*Total*
EN 55011	**1999**		
+A1	**2000**		

The equipment, according to the attachment n. IX of Directive 93/42, is classified as:

- ☐ *Equipment for transient use,*
- ☐ *Not invasive device;*
- ☐ *Active medical device not therapeutical.*

And, than, the equipment is classified in CLASS 1.

MATRI S.r.l.
Sole Administrator and Legal Representative
(Mariaemma TRIVELLA)

Mariaemma Trivella

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATE.

THE ACQUISITION OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ENTITY SUBSCRIPTION AGREEMENT

Trim Holding Corporation
330 Rayford Rd., No. 124
Spring, TX 77386
Attention: R.J. Abercrombie, CEO

Ladies and Gentlemen:

The undersigned (the "Shareholder") acknowledges that TRIM HOLDING CORPORATION, a Nevada corporation ("TRIM" or the "Company") is offering for sale up to 710,000 shares of common stock (collectively, the "Shares"). The undersigned further acknowledges that the issuance of the Shares is part of a private offering by TRIM (the "Offering") that is being made without registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), and is being made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended and set forth on Appendix A attached hereto) pursuant to Regulation A, 17 C.F.R. 230.251 *et seq.* (the "Code"). This offering is made pursuant to a Regulation A Offering Statement (the "Statement") dated ____________________ as filed with the Securities and Exchange Commission and attached hereto as Appendix B.

1) Subscription. Subject to the terms and conditions hereof and within the Statement, the undersigned hereby irrevocably subscribes the Shares in the amount set forth in Appendix C, which amount is payable as described in Section 4 hereof.

2) Acceptance of Subscription and Issuance of Shares. It is understood and agreed that TRIM shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by TRIM only when it is signed by a duly authorized officer of TRIM, and delivered to the undersigned. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement (the "Agreement") to the contrary, TRIM shall have no obligation to issue Shares to any person who is a resident of a jurisdiction in which the issuance of the Shares to it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

3) The Closing. The closing of the issuance of each of the Shares sold shall take place at the discretion of TRIM and at such other time and place as TRIM shall designate by notice to the undersigned (each, a "Closing").

4) Payment for Shares. Payment for the Shares shall be received by TRIM from the undersigned by cashier's check or wire transfer of immediately available funds at the Closing, in an amount as set forth in Appendix C hereto. TRIM shall deliver the Shares, issued by TRIM, to the undersigned following the Closing for such Shares.

5) Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with TRIM and each officer, director, and agent of TRIM that:

5.1 General.

(a) The undersigned has all requisite authority to enter into this Agreement and to perform all the obligations required to be performed by the undersigned hereunder.

(b) Each owner or member of the undersigned is an "accredited investor" as such term is defined in the rules to the Securities Act of 1933, as amended, as attached hereto as Appendix A.

(c) The undersigned has received a copy of the Statement. The undersigned has not been furnished any offering literature other than the Statement and has relied only on the information contained therein.

(d) The undersigned is aware that TRIM is a development stage company and has a limited operating history and is familiar with the business and financial condition, properties, operations and prospects of TRIM all as generally described in the Statement. The undersigned has been given the opportunity to obtain any information necessary to verify the accuracy of the information set forth in the Statement and has been furnished all such information so requested.

(e) The undersigned will not engage in any activity that will constitute a distribution of the Shares and will not violate Regulation M or any other federal or state securities laws.

5.2 Information Concerning TRIM.

(a) The undersigned understands that the investment in TRIM through the Shares involves various risks.

(b) The undersigned understands that no federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness or advisability of this investment.

5.3 Status of Undersigned. The undersigned is an "accredited investor," as such term is defined in as defined in the rules to the Securities Act of 1933, as amended.

5.4 Restrictions on Transfer or Sale of Securities.

(a) The undersigned has not offered or sold any portion of the Shares to others or with a view to reselling or otherwise disposing of any portion of the Shares.

(b) The undersigned acknowledges that TRIM has the right in its sole and absolute discretion to abandon this Offering at any time prior to the Closing and to return the previously paid subscription amount as set forth in Appendix C hereto without interest or penalty thereon, to the undersigned.

6) Conditions to Obligations of the Undersigned and TRIM. The obligations of the undersigned to purchase and pay for the Shares specified in Appendix C hereto and of TRIM to issue the Shares are subject to the satisfaction at or prior to the Closing of the sale of each Share of the following conditions precedent: (i) the representations and warranties of the undersigned contained in Section 5 hereof, shall be true and correct on and as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing; and (ii) the undersigned shall complete, execute and deliver this Agreement and all documents contemplated hereby and provided for herein.

7) Brokers or Finder's Fees. Neither the undersigned nor TRIM has entered into any agreement to pay any broker's or finder's fee to any third party with respect to this Agreement or the transactions contemplated hereby. The undersigned and TRIM shall indemnify and hold each other harmless against any losses, claims, damages, liabilities or actions to which the other may become subject arising out of or based upon any broker's or finder's fees which are not the fault of such other party.

8) Waiver; Amendment. Neither this Agreement nor any provisions hereof shall be modified, amended, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, amendment, discharge or termination is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or

construed as a waiver of the same on any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

9) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by TRIM (except to a subsidiary or parent entity of TRIM) or the undersigned without the prior written consent of the other parties to this Agreement.

10) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER DETERMINED, IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF NEVADA TO THE RIGHTS AND DUTIES OF THE PARTIES; PROVIDED, HOWEVER, THAT ALL LAWS PERTAINING OR RELATING TO CORPORATE GOVERNANCE OF TRIM SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF NEVADA TO THE CORPORATE GOVERNANCE OF TRIM.

11) Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

13) Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

If to TRIM, to it at the following address:

Trim Holding Corporation
330 Rayford Rd., No. 124
Spring, TX 77386
Attention: R.J. Abercrombie, CEO

If to the undersigned, to it at the address set forth on the signature page hereto; or at such other address as either party shall have specified by notice in writing to the other.

14) Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

15) Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by TRIM, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

16) Notification of Changes. The undersigned hereby covenants and agrees to notify TRIM upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

17) Entire Agreement. This Agreement, including any appendices attached hereto, supersede all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and thereof and contain the and entire agreement among the parties hereto with respect to the subject matter hereof and thereof.

18) Expenses; Attorneys Fees. Except as otherwise expressly set forth herein, each party shall pay all expenses incurred by it or on its behalf in connection with this Agreement or any transaction contemplated hereby.

19) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

20) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement this __th day of _______ _______, 2008.

Subscriber:
[insert name of subscriber]

By: ______________________________
Name:
Title:
Address: ______________________________

____

____
Subscriber's Tax Identification Number

Accepted by:

TRIM HOLDING CORPORATION

By______________________________
R. J. Abercrombie

Accepted as of: ______________________
Date

APPENDIX A

ACCREDITED INVESTOR DEFINITION

Rule 501. Definitions and Terms Used in Regulation D.

As used in Regulation D, the following terms shall have the meaning indicated:

(a) *Accredited Investor.* "Accredited investor" shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1) Any bank as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.

APPENDIX B

REGULATION A OFFERING STATEMENT

APPENDIX C

CONSIDERATION TO BE DELIVERED

Shares of Common Stock of TRIM HOLDING CORPORATION	Amount to be Paid
______________________	$______________.00

Prove effettuate:

- Emissione radiodisturbi irradiati
- Immunità alle scariche elettrostatiche

In accordo con la norma:

- **EN 60601-1-2: 1993**

Prodotto	Vibro stimolatore massaggiatore
Modello	AMASTIM
Costruttore	EUROTRIM SPA Via Casaglia 111 TRAVAGLIATO (BS)
n° serie	–
Alimentazione	2 batterie interne da 1.5v in serie
Assorbimento	–
Ordine n°	99457 DLB
Data ordine	99-11-24

Cliente:
AqM s.r.l.
Via Lithos, 51
25086 Rezzato (BS)

Laboratorio di prova:
INTEK SPA
via Mazzini, 75
25086 Rezzato (BS) – Italy
Tel. +39 30 2591 857, Fax +39 30 2594 351
http: // www.intek.it, e-mail: info@intek.it,

Data emissione:	1999-12-02	
Tecnico:	Per. Ind. Gianluca Re	Re Gianluca
Verificato da:	Ing. Enrico Donelli	Enrico Donelli
Responsabile del laboratorio:	Per. Ind. Enrico Veronesi	[signature]

I risultati delle prove e dei controlli riportati in questo rapporto di prova si riferiscono esclusivamente ai campioni provati e descritti in questo rapporto.
Sono ammesse solo riproduzioni integrali del rapporto di prova senza permesso scritto di INTEK
1 allegato è parte integrante del presente rapporto di prova

Indice dei contenuti

1. APPARECCHIO IN PROVA

Data ricevimento dei campioni: 24-11-99
N° campioni provati: 1
Piano di prova: CO 99-0467

1.1 Selezione dell'apparecchiatura in prova

Il cliente ha fornito 9 esemplari; il campione da provare è stato scelto in modo casuale.

1.2 Dimensioni

4x6x18 cm circa.

1.3 Identificazione delle porte


EUT
PORTA INVOLUCRO

fig. 1.1

Nome	Classificazione (1)	Numero di linee	Tipo (2)	massima lunghezza dei cavi (3)
Involucro	Involucro	–	–	–

Note
1. le porte sono classificate come **AC power, DC power, earth, signal/control**
2. **CO** = coaxial, **SC** = screened; **UN** = unscreened;
3. non determinato; ≤ 1m; > 1m e ≤ 2 m; >2m e ≤ 3m; > 3m

1.4 Apparecchiature ausiliarie

Nessuna.

1.5 Connessione dei cavi

Nessuna.

1.6 Condizioni di funzionamento

ID	Descrizione
A	EUT alimentato tramite batteria interna in modo di funzionamento normale.

1.7 Presenza alle prove

Nessun rappresentante della ditta costruttrice ha presenziato alle prove.

1.8 Generalità

- le prove sono riportate nel Rapporto di prova nell'ordine in cui sono state eseguite;
- modifiche all'apparecchio in prova, se apportate, sono mantenute nelle prove successive, se non diversamente indicato;
- su richiesta del cliente le prove di emissione non sono state eseguite.

2. DOCUMENTI DI RIFERIMENTO

Norme di prodotto o generiche

Norma	Anno	Titolo
EN 60601-1-2	1993	Medical electrical equipment – Part 1: general requirement for safety – 2 – Collateral standard: electromagnetic compatibility – requirements and test

Norme di base

Norma	Anno	Titolo
EN 55011	1991	Limits and methods of measurement of radio disturbance characteristics of industrial, scientific and medical (ISM) radio-frequency equipment.
IEC 1000-4-2	1995	Electromagnetic compatibility (EMC). Part 4: Testing and measurement techniques – Section 2: Electrostatic discharge immunity test. Basic EMC publication

3. MODIFICHE ALL'EUT

Durante le prove sono state apportate le seguenti modifiche al'EUT:

MODIFICA 1

Si apre l'involucro e si collega tra i poli di alimentazione del motore un condensatore da 10nF **E 10 3K KBR** (VEDI FIGURA 3.1)



Figura 3.1

4. CRITERI DI ACCETTAZIONE

In accordo con la norma CEI EN 60601-1-2:

A. La conformità deve essere controllata verificando che, alle condizioni specificate, l'apparecchio e/o sistema continui ad eseguire la propria funzione designata come specificato dal costruttore o subisca un guasto senza creare pericoli.

5. SOMMARIO DEI RISULTATI DI PROVA

EMISSIONE				
Prova	**Norma**	**Porta**	**Risultato di prova**	**Osservazioni**
Emissioni RF irradiate	EN 55011	Involucro	Conforme	**Con modifica 1**
Immunità alla scariche elettrostatiche	IEC 1000-4-2	Involucro	Conforme	**Con modifica 1**

6. EMISSIONE CAMPO ELETTROMAGNETICO IRRADIATO IN RF

Metodi e procedure

Norma :	**EN 55011**
metodo di prova	**MP-EMC-13**

- L'antenna è posizionata a 3 metri di distanza dall'EUT. La distanza è misurata dal bordo dell'EUT più vicino all'antenna e il centro dell'antenna stessa.
- L'antenna è posta a un altezza di 1.5m. L'EUT è posto su un tavolo non conduttivo, posto a sua volta sulla tavola rotante. Le misure sono effettuate con l'antenna in polarizzazione orizzontale e verticale. Le misure sono trasformate, mediante opportuni fattori di correlazione, nelle misure che si sarebbero ottenute in un sito all'aperto misurando a 10m di distanza.
- Sono effettuate, per ogni polarizzazione, due pre-scansioni del campo di frequenza, con tavola rotante a 0° e 90°. Le misure sono effettuate con rivelatore di picco;
- se si ottengono misure preliminari vicine o superiori ai limiti, il sistema sceglie le 12 frequenze "peggiori";
- alle frequenze selezionate la tavola è completamente ruotata, in cerca dell'angolo di massima emissione;
- negli angoli di massima emissione, con la polarizzazione selezionata, sono effettuate le misure finali con rivelatore di quasi-picco, osservando l'emissione per 2 secondi.

Sito di prova Camera completamente anecoica, di dimensioni esterne 7.8 x 4.1 x 3.7 (h) m. La camera è rivestita con piastrelle di ferrite e coni assorbenti nelle zone critiche.

Condizioni climatiche

temperatura [°C] :	22
umidità relativa [%] :	55
pressione [kPa] :	99.3

Impostazioni del ricevitore:

Campo di frequenza:	30-1000 MHz
Ampiezza di banda IF:	120 kHz
Passo in frequenza:	60 kHz
Trasduttore:	Antenna E97B1
Trasduttore di sistema 1:	TL correction – hor TL correction – ver
Trasduttore di sistema 2:	FAC (3m) -> OATS (10m) – h FAC (3m) -> OATS (10m) – v
Trasduttore di sistema 3:	cables 12 + 14

Limiti:
30 – 230 MHz : 30 dBµV
230- 1000 MHz : 37 dBµV

Allestimento di prova: L'allestimento di prova è mostrato nelle figure seguenti:


eut
0.8 m
d
h

fig. 6.1

dove d = 3 m, h = 1.5 m.
per maggiori dettagli sul set up di prova vedi l'immagine seguente:



fig. 6.2

Tecnico Gianluca Re

Data 1999-11-30

6.1 Strumentazione di prova

Descrizione	Costruttore	Modello	Codice Intek
Biconical log-periodic antenna	Antenna Research Associates INC	LPB-2513	E97B1
EMI test receiver	Rohde & Schwarz	ESBI	E9639
Anechoic chamber	SIDT Europe	–	E9791

6.2 Risultati della prova

Condizione di funzionamento	Frequenze [MHz]	Polarizzaz.	Note	Risultato
A	30÷1000	V	Vedi pagina 1-2 allegato 1	Non Conforme
Eseguito **MODIFICA 1 (vedi par. 3)**				
A	30÷1000	V	Vedi pagina 3-4 allegato 1	C
A	30÷1000	H	Vedi pagina 5-6-7-8-9-10 allegato 1	C

7. IMMUNITÀ ALLE SCARICHE ELETTROSTATICHE

7.1 Specifiche di prova

Norma di prodotto :	EN 60601-1-2
Norma di base :	EN 61000-4-2: 1995
Metodo di prova :	INTEK MP-EMC-06 (rev.04).

7.2 Deviazioni dalle specifiche di prove :

Nessuna

7.3 Condizioni climatiche

temperatura [°C] :	21
umidità relativa [%] :	49
pressione [kPa] :	99.7

7.4 Tecnico

Gianluca Re

7.5 Data

1999-12-02

7.6 Allestimento di prova :

L'eut è stato privato come apparecchio da pavimento. L'EUT è isolato dal piano di terra di riferimento (GRP) tramite un supporto di 10 cm.
Le dimensioni del piano di accoppiamento verticale (VCP) sono 50 x 50 cm: il VCP è connesso al GRP tramite un cavo con un resistore da 470 kΩ ad ogni estremità. Il VCP è posto parallelo e alla distanza di 0.1m dall'EUT (si veda la figura 1).


EUT
VCP

Figura 1

Figura 7.1

7.7 Livello di prova

4kV per contatto – 8kV in aria

7.8 Controllo dell'EUT

Tramite esame a vista si verifica che l'EUT continui ad eseguire la propria funzione designata come specificato

dal costruttore o subisca un guasto senza creare pericoli.

7.9 Criterio di accettazione

A par. 4.

7.10 Incertezza di misura

La norma EN 61000-4-2: 1995-03 richiede che la forma d'onda della corrente di scarica soddisfi le caratteristiche riportate nella tabella seguente :

Level	Indicated voltage [kV]	First peak current of discharge ±10% [A]	Rise time tr with discharge switch [ns]	current (±30%) at 30 ns [A]	Current (±30%) at 60 ns [A]
1	2	7.5	0.7 – 1	4	2
2	4	15	0.7 – 1	8	4
3	6	22.5	0.7 – 1	12	6
4	8	30	0.7 – 1	16	8

Le caratteristiche del generatore sono periodicamente verificate presso un centro NAMAS

7.11 Punti di scarica diretta

N°	Description	Contact / Air
1	Viti situate sulla parte frontale dell'involucro	Contact
2	Viti situate sulla parte posteriore dell'involucro	Contact

7.12 Punti di scarica indiretta

- Vertical coupling plane (VCP)

7.13 Strumentazione di prova

- Electrostatic discharge simulator, SCHAFFNER, type NSG 435, Intek id E9505

7.14 Risultati della prova

Condizione di funzionamento (par. 1.6)	Punto di scarica	Tipo di scarica	Livello [kV]	Osservazioni	Risultato
A	*punto n°1*	Contatto	± 4	Nessuna anomalia	Conforme
A	*punto n°2*	Contatto	± 4	Nessuna anomalia	Conforme
A	*VCP*	Contatto	± 4	Nessuna anomalia	Conforme

Annex 1

to the test report 99-0657 - EMC

Emissione radiodisturbi irradiati

Radiated emission

Vertical polarisation

EUT:	Vibro stimolatore massaggiatore
Manufacturer:	AMASTIM
Operating Condition:	Funzionamento normale
Test Site:	Shielded chamber
Operator:	Gianluca Re
Test Specification:	EN 55011
Comment:	
Start of Test:	1999-12-02 / 11.19.17

SCAN TABLE: "EN 55011 Field - ver"

Short Description: EN 55011 Field Strength

Start Frequency	Stop Frequency	Step Width	Detector	Meas. Time	IF Bandw.	Transducer
30.0 MHz	1.0 GHz	60.0 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1


Level [dBµV/m]
70
60
50
40
30
20
10
0
30M
40M
50M
70M
100M
200M
300M
400M
600M
1G
Frequency [Hz]

x x MES 99-0657-fv-a_fin QP
—— MES 99-0657-fv-a_pre PK
━━ LIM EN 55011 F QP

Intek laboratory

test report: 99 - 0657 - EMC

annex: 1 page 1 of 10

operator: [signature]

MEASUREMENT RESULT: "99-0657-fv-a_fin QP"

1999-12-02 11.58

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth deg	Polarisation
637.200000	38.70	14.8	37.0	-1.7	0.0	59.00	---
638.700000	38.30	14.9	37.0	-1.3	0.0	121.00	---
644.820000	39.90	15.3	37.0	-2.9	0.0	33.00	---
653.640000	40.80	15.6	37.0	-3.8	0.0	296.00	---
655.860000	37.40	15.7	37.0	-0.4	0.0	204.00	---
665.100000	39.10	15.7	37.0	-2.1	0.0	29.00	---

Intek laboratory
test report: 99-0657-EMC
annex: 1 page 2 of 10
operator: [signature]

Radiated emission

Vertical polarisation

EUT:	Vibro stimolatore massaggiatore
Manufacturer:	AMASTIM
Operating Condition:	Funzionamento normale
Test Site:	Shielded chamber
Operator:	Gianluca Re
Test Specification:	EN 55011
Comment:	Collegato Cx
Start of Test:	1999-12-02 / 12.20.02

SCAN TABLE: "EN 55011 Field - ver"

Short Description: EN 55011 Field Strength

Start Frequency	Stop Frequency	Step Width	Detector	Meas. Time	IF Bandw.	Transducer
30.0 MHz	1.0 GHz	60.0 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1


Level [dBµV/m]
70
60
50
40
30
20
10
0
30M
40M
50M
70M
100M
200M
300M
400M
600M
1G
Frequency [Hz]

x x MES 99-0657-fv-b_fin QP
--- MES 99-0657-fv-b_pre PK
—— LIM EN 55011 F QP

Intek laboratory

test report: 99-0657-EMC

annex: 1 page 3 of 10

operator: [signature]

Radiated emission

Horizontal polarisation

EUT:	vibro stimolatore massaggiatore
Manufacturer:	AMASTIM
Operating Condition:	Funzionamento normale
Test Site:	Shielded chamber
Operator:	Gianluca Re
Test Specification:	EN 55011
Comment:	Collegato Cx
Start of Test:	1999-12-02 / 14.13.14

SCAN TABLE: "EN 55011 Field - hor"

Short Description: EN 55011 Field Strength

Start Frequency	Stop Frequency	Step Width	Detector	Meas. Time	IF Bandw.	Transducer
30.0 MHz	1.0 GHz	60.0 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1



Level [dBµV/m]
60
50
40
30
20
10
0
x
30M
40M
50M
70M
100M
200M
300M
400M
600M
1G
Frequency [Hz]

x x MES 99-0657-fh-a_fin QP
—— MES 99-0657-fh-a_pre PK
—— LIM EN 55011 F QP

Intek laboratory

test report: 99-0657-EMC

annex: 1 page 5 of 10

operator: [signature]

MEASUREMENT RESULT: "99-0657-fv-b_fin QP"

1999-12-02 12.57

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth deg	Polarisation
548.400000	28.10	11.7	37.0	8.8	0.0	339.00	---
550.320000	28.00	11.6	37.0	8.9	0.0	346.00	---
554.160000	27.70	11.4	37.0	9.2	0.0	335.00	---
555.840000	30.50	11.3	37.0	6.4	0.0	152.00	---
557.940000	29.90	11.2	37.0	7.0	0.0	137.00	---
568.080000	31.50	11.0	37.0	5.4	0.0	24.00	---

Intek laboratory

test report: 99-0657-EMC

annex: 1 page 4 of 10

operator: Refoul

MEASUREMENT RESULT: "99-0657-fh-a_fin QP"

1999-12-02 14.42

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth deg	Polarisation
928.980000	27.90	19.5	37.0	9.0	0.0	14.00	HORIZONTAL
941.880000	27.10	19.4	37.0	9.8	0.0	355.00	HORIZONTAL
950.100000	27.20	19.2	37.0	9.7	0.0	351.00	HORIZONTAL
954.060000	25.10	19.1	37.0	11.8	0.0	350.00	HORIZONTAL
956.760000	23.30	19.1	37.0	13.6	0.0	17.00	HORIZONTAL
960.360000	25.70	19.1	37.0	11.2	0.0	355.00	HORIZONTAL

Intek laboratory

test report: 99-0657-EMC

annex: 1 page 6 of 10

operator: [signature]

Radiated emission

Horizontal polarisation

EUT:	vibro stimolatore massaggiatore
Manufacturer:	AMASTIM
Operating Condition:	Funzionamento normale
Test Site:	Shielded chamber
Operator:	Gianluca Re
Test Specification:	EN 55011
Comment:	Collegato Cx
Start of Test:	1999-12-02 / 14.51.05

SCAN TABLE: "EN 55011 Field - hor"

Short Description: EN 55011 Field Strength

Start Frequency	Stop Frequency	Step Width	Detector	Meas. Time	IF Bandw.	Transducer
30.0 MHz	1.0 GHz	60.0 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1



Level [dBµV/m]
60
50
40
30
20
10
0
300M
320M
340M
360M
380M
410M
Frequency [Hz]

x x MES 99-0657-fh-b_fin QP
—— MES 99-0657-fh-b_pre PK
—— LIM EN 55011 F QP

Intek laboratory

test report: 99-0657-EMC

annex: 1 page 7 of 10

operator: [signature]

MEASUREMENT RESULT: "99-0657-fh-b_fin QP"

1999-12-02 15.06

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth deg	Polarisation
351.300000	24.90	10.1	37.0	12.0	0.0	352.00	HORIZONTAL
364.740000	31.50	9.9	37.0	5.4	0.0	343.00	HORIZONTAL
370.200000	31.00	9.5	37.0	5.9	0.0	121.00	HORIZONTAL
375.600000	30.50	9.4	37.0	6.4	0.0	161.00	HORIZONTAL
376.020000	30.70	9.4	37.0	6.2	0.0	328.00	HORIZONTAL
376.260000	30.20	9.4	37.0	6.7	0.0	301.00	HORIZONTAL

Intek laboratory

test report. 99-0657-EMC

annex: 1 page 8 of 10

operator: [signature]

Radiated emission

Horizontal polarisation

```
EUT:                    vibro stimolatore massaggiatore
Manufacturer:           AMASTIM
Operating Condition:    Funzionamento normale
Test Site:              Shielded chamber
Operator:               Gianluca Re
Test Specification:     EN 55011
Comment:                Collegato Cx
Start of Test:          1999-12-02 / 15.11.17
```

SCAN TABLE: "EN 55011 Field - hor"

Short Description: EN 55011 Field Strength

Start Frequency	Stop Frequency	Step Width	Detector	Meas. Time	IF Bandw.	Transducer
30.0 MHz	1.0 GHz	60.0 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1



Level [dBµV/m]
60
50
40
30
20
10
0
530M
560M
580M
600M
620M
650M
Frequency [Hz]


```
x x  MES   99-0657-fh-b_fin QP
---- MES   99-0657-fh-b_pre PK
———— LIM   EN 55011 F QP
```


Intek laboratory

test report: 99-0657-EMC

annex: 1 page 1 of 10

operator: [signature]

MEASUREMENT RESULT: "99-0657-fh-b_fin QP"

1999-12-02 15.22

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth deg	Polarisation
576.480000	23.80	13.2	37.0	13.1	0.0	134.00	HORIZONTAL
583.140000	26.10	13.5	37.0	10.8	0.0	182.00	HORIZONTAL
591.480000	26.10	14.0	37.0	10.8	0.0	171.00	HORIZONTAL

Intek laboratory

test report: 99-0657-EMC

annex: 1 page 10 of 10

operator: Refi...

Tests and controls carried out

- Radiated emission of radio disturbances
- Immunity to electrostatic discharges

Conforming to standard:

EN 60601-1-2: 199

Product	Vibrating massage device
Model	AMASTIM
Manufacturer	EUROTRIM SPA – Via Casaglia, 111 TRAVAGLIATO (BS)
Serial number	--
Power Supply	2 internal 1.5v batteries in series
Order No.	99457 DLB
Order date	99.11.24

Customer:
AQ M Srl
Via Lithos, 51
25086 REZZATO (BS)

Test laboratory:
INTEK SPA
via Mazzini, 75
25086 Rezzato (BS) — Italy
Tel. +39 30 2591 857, Fax +39 30 2594 351 http://www.intek.it
e-mail: info@intek.it,

Issue date:	1999-12-02	
Technician:	Gianluca Re	[signature]
Verified by:	Enrico Donelli	[signature]
Laboratory head:	Enrico Veronesi	[signature]

TABLE OF CONTENTS

1. DEVICE BEING TESTED

Date samples received: 24-11-99

No. of samples tested: 1

Test plan: CO 99-0467

1.1 Selection of the devices to be tested

The client supplied 9 devices. The sample to be tested was chosen randomly.

1.2 Size

4x6x18 cm approx.

1.3 Identification of the ports


EUT
Casing port

FIG. 1.1

Name	Classification (1)	Number of lines	Type (2)	maximum length of cables (3)
Casing	Casing	-	-	-

Notes
1. the ports are classified as AC power, DC power, earth, signal/control
2. CO = coaxial, SC = screened; UN = unscreened;
3. not determined; lm; > lm and 2 m; >2m and 3m; > 3m

1.4 Auxiliary devices

None.

1.5 Cable connections

None.

1.6 Operating conditions

ID	Description
A	EUT powered by internal batteries in normal operating mode.

1.7 Representatives at the test

No representatives from the manufacturing company were present at the tests.

1.8 Overview

- The report lists the tests in the order in which they were carried out;
- Modifications (if made) to the device being tested were maintained for the following tests, unless otherwise indicated
- As requested by the client, emission tests were not carried out.

2. REFERENCE DOCUMENTS

Product or general standards

Standard	Year	Title
EN 60601-1-2	**1993**	Medical electrical equipment - Part 1: general requirement for safety - 2 – Collateral standard: electromagnetic compatibility – requirements and test

Applicable Standard

Standard	Year	Title
EN 55011	**1991**	Limits and methods of measurement of radio disturbance characteristics Of industrial, scientific and medical (ISM) radio-frequency equipment.
IEC 1000-4-2	**1995**	Electromagnetic compatibility (EMC). Part 4: Testing and measurement techniques – Section 2: Electrostatic discharge immunity test. Basic EMC publication

3. MODIFICATIONS TO THE EUT

During testing the following modifications were made to the EUT:

MODIFICATION 1

The casing was opened and a 10nF E 10 3K KBR condenser was connected to the motor power supply poles (SEE FIGURE 3.1)



Figure 3.1

4. ACCEPTANCE CRITERIA

Conforming to standard IEC EN 60601-1-2:

A. Conformity must be checked by verifying that, under the specified conditions, the device and/or system carries out its designated function as specified by the manufacturer, or breaks down without posing any danger.

5. SUMMARY OF EMISSION TEST RESULTS

EMISSIONS				
Test	**Standard**	**Port**	**Test result**	**Observations**
Radiated RF emissions	EN 55011	Casing	Compliant	**With modification 1**
Immunity to electrostatic discharges	IEC 1000-4-2	Casing	Compliant	**With modification 1**

6. RADIATED RF ELECTROMAGNETIC FIELD

Methods and procedures

Standard: EN 55011

Test method: MP-EMC-13

- The antenna was placed 3 meters away from the EUT. The distance was measured from the edge of the EUT closest to the antenna and the centre of the antenna itself
- The antenna was placed at a height of 1.5m. The EUT was placed on a non-conductive table which in, turn, was placed on a rotating board Measurements were taken with the antenna in horizontal and vertical polarizations. Using appropriate correlation factors, the readings were converted into measurements that would have been obtained in an open location at a distance of 10 m
- For each polarization, two pre-scans of the frequency range were carried out with a rotating board at 0° and 90°. The readings were carried out with a peak detector
- If preliminary readings are found to be near or above the limits, the system chooses the 12 'worst' frequencies
- the board is fully turned to the selected frequencies, searching for the angle with the highest emissions:
- in the corners with maximum emissions, the polarisation is selected and final measurements are carried out with a quasi-peak detector, observing the emissions for 2 seconds

Test site	Anechoic chamber, external dimensions: 7.8 x 4.1 x 3.7 (h) m. The chamber is clad in ferrite tiles and absorbent cones in critical areas	
Climatic conditions	• temperature [°C] :	22
	• relative humidity [%] :	55
	• pressure [kPa] :	99.3
Receiver settings	Frequency field	30-1000 MHz
	IF bandwidth	120 kHz
	Frequency step:	60 kHz
	Transducer	Antenna E97B 1
	System transducer 1 :	TL correction – hor
		TL correction - ver
	System transducer 2 :	FAC (3m) -> OATS (10m)-h
		FAC (3m) -> OATS (10m)-v
	System transducer 3 :	cables 12 + 14
Limits	30 – 230 MHz : 30 dBμV	
	230- 1000 MHz : 37 dBμV	
Test set up	The test set up is shown in the following figures:	


eut
0.8 m
d
h
fig. 6.1

where d = 3 m, h = 1.5 m.

for more details regarding the test set up, see the following image:


fig. 6.2

Technician Gianluca Re

Date 1999-11-30

6.1 Test equipment

Description	Manufacturer	Model	Intek code E97B
aerial	aerial	LPB-2513	
EMI test receiver	Rohde & Schwarz	ESBI	E9639
Anechoic chamber	SIDT Europe	--	E9791

6.2 Test results

Operating	Frequencies	Polarization	Notes	Result

condition	MHz			
A	30÷1000	V	See page 1-2 annex 1	Non compliant
MODIFICATION 1 carried out (see par. 3)				
A	30÷1000	V	See page 3-4 annex 1	C
A	30÷1000	H	See Pages 5-6-7-8-9-10 Annex 1	C

7. IMMUNITY TO ELECTROSTATIC DISCHARGES

7.1 Test details

Product standard: EN 60601-1-2

Applicable standard: EN 61000-4-2: 1995

Test method: INTEK MP-EMC-06 (rev.04).

7.2 Deviations from the test specifications

None

7.3 Climatic conditions

temperature [°C] : 21

relative humidity [%] : 49

pressure [kPa] : 99.7

7.4 Technician

Gianluca Re

7.5 Date

1999-12-02

7.6 Test set up

The EUT was tested as a floor device. The EUT was isolated from the ground reference plane (GPR) by a 10 cm support.

The dimensions of the vertical coupling plane are 50 x 50 cm: the VCP was connected to the GPR by a cable with a 470 LO resistor at each end. The VCP was placed parallel to the EUT at a distance of 0.1m (see Figure 1).


EUT
VCP

7.7 Discharge test level 4kV

contact – 8kV air

7.8 EUT check

A visual control verified that the EUT, under the specified conditions, carried out its designated function as specified by the manufacturer, or broke down without posing any danger.

7.9 Acceptance Criteria

See section 4

7.10 Measurement uncertainty

EN 61000-4-2: 1995-03 requires that the discharge current waveform meets the specifications listed in the following table:

Level	Indicated voltage [kV]	First peak current of discharge ±10% [A]	Rise time tr with discharge switch [ns]	current (±30%) at 30 ns [A]	current (±30%) at 60 ns [A]
1	2	7.5	0.7 – 1	4	2
2	4	15	0.7– 1	8	4
3	6	22.5	0.7 – 1	12	6
4	8	30	0.7 – 1	16	8

Generator specifications are periodically verified at a NAMAS center

7.11 Direct discharge points

No.	Description	Contact / Air
1	Screws located on the front of the casing	Contact
2	Screws located on the rear of the casing	Contact

7.12 Indirect discharge points

- Vertical coupling plane (VCP)

7.13 Test equipment

- Electrostatic discharge simulator, SCHAFFNER, type NSG 435, Intek id E9505

7.14 Test results

Operating conditions (sect. 1.6)	Discharge point	Type of discharge	Level [kV]	Observations	Result
A	*Point 1*	Contact	± 4	No anomalies	Compliant

A	*Point 2*	Contact	± 4	No anomalies	Compliant
A	*VCP*	Contact	+ 4	No anomalies	Compliant

Annex 1

to the test report 99-0657 - EMC

Radiated emission of radio disturbances

Radiated emission

Vertical polarisation

EUT:	Vibrating massage device
Manufacturer:	AMASTIM
Operating Condition:	Normal
Test Site:	Shielded chamber
Operator:	Gianluca Re
Test Specification:	EN 55011
Comment:	
Start of Test:	1999-12-02 / 11.19.17

SCAN TABLE: "EN 55011 Field - ver"

Short description: EN 55011 field strength

Start frequency	Stop frequency	Step width	Detector	Measuring time	IF bandwidth	Transducer
30.0 MHZ	1.0 GHz	60 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1



Level [dBµV/m]
70
60
50
40
30
20
10
0
30M 40M 50M 70M 100M 200M 300M 400M 600M 1G
Frequency [Hz]
x x MES 99-0657-fv-a_fin QP
- - - MES 99-0657-fv-a_pre PK
—— LIM EN 55011 F QP

MEASUREMENT RESULT : " 99-0657-fv-a_fin QP "

1999-12-02 11.58

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth Deg	Polarization
637.200000	38.70	14.8	37.0	-1.7	0.0	59.00	---
638.700000	38.30	14.9	37.0	-1.3	0.0	121.00	---
644.820000	39.90	15.3	37.0	-2.9	0.0	33.00	---
653.640000	40.80	15.6	37.0	-3.8	0.0	296.00	---
655.860000	37.40	15.7	37.0	-0.4	0.0	204.00	---
665.100000	39.10	15.7	37.0	-2.1	0.0	29.00	---

Intek laboratory
test report: 99-063Y.EMC
annex: 1 page 2 of 10
operator: R. fiaula

Radiated emission

Vertical polarisation

EUT:	Vibrating massage device
Manufacturer:	AMASTIM
Operating Condition:	Normal
Test Site:	Shielded chamber
Operator:	Gianluca Re
Test Specification:	EN 55011
Comment:	Cx connected
Start of Test:	1999-12-02 / 11.20.02

SCAN TABLE: "EN 55011 Field - ver"

Short description: EN 55011 field strength

Start frequency	Stop frequency	Step width	Detector	Measuring time	IF bandwidth	Transducer
30.0 MHZ	1.0 GHz	60 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1


Level [dBµV/m]
70
60
50
40
30
20
10
0
30M 40M 50M 70M 100M 200M 300M 400M 600M 1G
Frequency [Hz]
x x MES 99-0657-fv-b_fin QP
MES 99-0657-fv-b_pre PK
LIM EN 55011 F QP

Radiated emission

Horizontal polarisation

EUT:	Vibrating massage device
Manufacturer:	AMASTIM
Operating Condition:	Normal
Test Site:	Shielded chamber
Operator:	Gianluca Re
Test Specification:	EN 55011
Comment:	Cx connected
Start of Test:	1999-12-02 / 14.13.14

SCAN TABLE: "EN 55011 Field - hor"

Short description: EN 55011 field strength

Start frequency	Stop frequency	Step width	Detector	Measuring time	IF bandwidth	Transducer
30.0 MHZ	1.0 GHz	60 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1


Level [dBµV/m]
60
50
40
30
20
10
0
30M 40M 50M 70M 100M 200M 300M 400M 600M 1G
Frequency [Hz]
x x .MES 99-0657-fh-a_fin QP
—— MES 99-0657-fh-a_pre PK
—— LIM EN 55011 F QP

MEASUREMENT RESULT : "99- 0 657- fv-b_fin QP "

1999-12-02 12.57

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth Deg	Polarization
548.400000	28.10	11.7	37.0	8.8	0.0	339.00	---
550.320000	28.00	11.6	37.0	8.9	0.0	346.00	---
554.160000	27.70	11.4	37.0	9.2	0.0	335.00	---
555.840000	30.50	11.3	37.0	6.4	0.0	152.00	---
557.940000	29.90	11.2	37.0	7.0	0.0	137.00	---
568.080000	31.50	11.0	37.0	5.4	0.0	24.00	---

MEASUREMENT RESULT : "99-0657-fh-a_fin QP "

1999-12-02 14.42

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth Deg	Polarization
928.980000	27.90	19.5	37.0	9.0	0.0	14.00	HORIZONTAL
941.880000	27.10	19.4	37.0	9.8	0.0	355.00	HORIZONTAL
950.100000	27.20	19.2	37.0	9.7	0.0	351.00	HORIZONTAL
954.060000	25.10	19.1	37.0	11.8	0.0	350.00	HORIZONTAL
956.760000	23.30	19.1	37.0	13.6	0.0	17.00	HORIZONTAL
960.360000	25.70	19.1	37.0	11.2	0.0	355.00	HORIZONTAL

Radiated emission

Horizontal polarisation

EUT:	Vibrating massage device
Manufacturer:	AMASTIM
Operating Condition:	Normal
Test Site:	Shielded chamber
Operator:	Gianluca Re
Test Specification:	EN 55011
Comment:	Cx connected
Start of Test:	1999-12-02 / 14.51.05

SCAN TABLE: "EN 55011 Field - hor"

Short description: EN 55011 field strength

Start frequency	Stop frequency	Step width	Detector	Measuring time	IF bandwidth	Transducer
30.0 MHZ	1.0 GHz	60 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1


Level [dBµV/m]
60
50
40
30
20
10
0
300M
320M
340M
360M
380M
410M
Frequency [Hz]
x x MES 99-0657-fh-b_fin QP
MES 99-0657-fh-b_pre PK
LIM EN 55011 F QP

Page 1/2 1999-12-02 15.06 99-0657-fh-b

Intek laboratory
test report: 99-0657-EMC
annex: 1 page 7 of 10
operator: [illegible]

MEASUREMENT RESULT : "99-0657-fh-b_fin QP "

1999-12-02 15.06

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth Deg	Polarization
351.300000	24.90	10.1	37.0	12.0	0.0	352.00	HORIZONTAL
364.740000	31.50	9.9	37.0	5.4	0.0	343.00	HORIZONTAL
370.200000	31.00	9.5	37.0	5.9	0.0	121.00	HORIZONTAL
375.600000	30.50	9.4	37.0	6.4	0.0	161.00	HORIZONTAL
376.020000	30.70	9.4	37.0	6.2	0.0	328.00	HORIZONTAL
376.260000	30.20	9.4	37.0	6.7	0.0	301.00	HORIZONTAL

Page 2/2   1999-12-02 15.06 99-0657-fh-b

Intek laboratory
test report: 99-0657-EMC
annex: 1 page 8 of 10
operator: [signature]

Radiated emission

Horizontal polarisation

EUT:	Vibrating massage device
Manufacturer:	AMASTIM
Operating Condition:	Normal
Test Site:	Shielded chamber
Operator:	Gianluca Re
Test Specification:	EN 55011
Comment:	Cx connected
Start of Test:	1999-12-02 / 15.11.17

SCAN TABLE: "EN 55011 Field - hor"

Short description: EN 55011 field strength

Start frequency	Stop frequency	Step width	Detector	Measuring time	IF bandwidth	Transducer
30.0 MHZ	1.0 GHz	60 kHz	MaxPeak	10.0 ms	120 kHz	Antenna E97B1



Level [dBµV/m]
60
50
40
30
20
10
0
530M
560M
580M
600M
620M
650M
Frequency [Hz]
x x MES 99-0657-fh-b_fin QP
MES 99-0657-fh-b_pre PK
LIM EN 55011 F QP

Page 1/2 1999-12-02 15.23 99-0657-fh-b

Intek laboratory
test report: 99-0657-EMC
annex: 1 page 7 of 10
operator: R.f.ove

MEASUREMENT RESULT : "99-0657-fh-b_fin QP "

1999-12-02 15.22

Frequency MHz	Level dBµV/m	Transd dB	Limit dBµV/m	Margin dB	Height cm	Azimuth Deg	Polarization
576.480000	23.80	13.2	37.0	13.1	0.0	134.00	HORIZONTAL
583.140000	26.10	13.5	37.0	10.8	0.0	182.00	HORIZONTAL
591.480000	26.10	14.0	37.0	10.8	0.0	171.00	HORIZONTAL

Page 2/2   1999-12-02 15.23 99-0657-fh-b

Intek laboratory

test report: 99-0657-EMC

annex: 1 page 10 of 10

operator: [signature]

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END